DANA

DANA CORPORATION / Annual Report 2003



Focused On Our Next Century

Table of Contents

On the Cover: Dana's Orangeburg, S.C., light-axle facility utilizes machining cells with integrated robotics to manufacture precision components for BMW. Pictured on the cover is a front-axle carrier housing manufactured for BMW's new X5 sport-utility vehicle. Leading-edge technologies enable Dana people to focus on the value-added aspects of manufacturing to deliver the highest quality products and services to our customers.

In 2004, Dana celebrates its centennial anniversary. While much has changed since Clarence Spicer founded our company in 1904, our dedication to innovation and technology growth has not. This commitment is just one example of how Dana is Focused On Our Next Century.



DANA

Financial Summary

$ in millions, except per share data	2003	2002
NET SALES		
Continuing operations	$ 7,918	$ 7,501
Discontinued operations	2,153	2,782
Total	$ 10,071	$ 10,283
NET INCOME (LOSS)		
Income from continuing operations	$ 175	$ 6
Income from discontinued operations	47	32
Goodwill accounting change	- - -	(220)
Net income (loss)	$ 222	$ (182)
Net income, excluding unusual items	$ 183	$ 171
Net gain on divestitures	30	30
Gain on repurchase of notes	9	- - -
Goodwill accounting change	- - -	(220)
October 2001 plan restructuring	- - -	(163)
Net income (loss)	$ 222	$ (182)
DILUTED EARNINGS PER SHARE		
Net income (loss)	$ 1.49	$ (1.22)
Net income, excluding unusual items	$ 1.23	$ 1.15
Total assets at year end	$ 9,617	$ 9,553
People at year end	59,000	63,100
Major facilities at year end	240	265

NOTE: Under U.S. generally accepted accounting principles (GAAP), the results of discontinued operations are segregated from operations that continue. This treatment is applied retroactively to all periods presented. The above presentation of net sales is intended to indicate to the reader the relative significance of the operations to be sold. Net income, excluding unusual items, represents the performance measurement used to assess the performance of our business units and is presented in our Business Segments footnote (see Note 22 to the consolidated financial statements in our Form 10-K).

Dear Fellow Shareholders



Glen H. Hiner, Chairman of the Board

Our 100th year was like no other in Dana's history. It was an unprecedented period of challenge and change that tested us all. We grieved the loss of our Chairman, CEO, and friend, Joe Magliochetti, who died suddenly in September. And yet, our people demonstrated the strength and resiliency needed in difficult times. They carried on the ambitious transformation that Joe had set in motion.

With a strengthened financial foundation and renewed momentum, we stand at the threshold of our second century a stronger company, more sharply focused than ever on our future.

It's difficult to contemplate a year with more significant events than those we experienced in 2003. Nevertheless, I am proud to report that our people successfully:

- Completed the largest restructuring in company history;
- Responded to an unsolicited tender offer for our company; and
- Initiated the largest divestiture in company history by announcing our intention to sell Dana's $2 billion automotive aftermarket business.

Through it all, Dana people remained remarkably focused on our most important objectives: delivering value to our customers and providing solid returns to our shareholders.

And amid challenge and change, we delivered on both counts.

Focused on Performance. In 2003, Dana achieved tangible improvements that helped deliver enhanced returns to our shareholders. Our most significant accomplishments included:

- Beating our profit expectations by earning more than $220 million and returning to a more respectable level of profitability;
- *Improving our ratio of net debt-to-capital, exclusive of Dana Credit Corporation (DCC), to 45 percent from 57 percent a year ago;*
- Generating cash from operations and divestitures of more than $500 million, exclusive of DCC;
- Increasing the quarterly dividend to 6 cents per share in the fourth quarter, an increase of 5 cents per share from the previous payment. As an additional return to shareholders, the dividend was further increased to 12 cents per share for the first quarter of 2004; and
- Improving our return on invested capital – the measure we believe to be most highly correlated with return to shareholders – to 7.4 percent, from 2.4 percent in 2001.

Together, these improvements influenced the market to drive a 56-percent increase in Dana's stock price during 2003. *Our stock closed the year at $18.35, up from $11.76 at the beginning of 2003. While we're proud of this* progress, we clearly recognize that we have not reached our destination.

Among our current financial goals is a return to investment-grade status. Along with reflecting a healthy, highly valued company, an investment-grade credit rating will also improve our flexibility, lower our borrowing costs, and assure us of access to capital, even during periods of tight money supply.

In late 2001, we initiated an ambitious restructuring program that substantially concluded last year. In total, the $442 million program encompasses the closure or consolidation of 39 facilities, the divestment of 10 non-strategic businesses, and a workforce reduction of approximately 20,000 people. These restructuring actions have improved our productivity, as measured by sales per person, by approximately 20 percent over the last two years. *And they have helped shape a stronger, better Dana that is more in synch with the needs of its customers and* markets across the globe.

Net Income
(excluding accounting changes)

$ in millions

'01	'02	**'03**
(298)	38	222

NOTE: Certain financial measures included in the "Focused on Performance" section of this letter and in the charts appearing in the margin of this letter are based on Dana financial statements with Dana Credit Corporation presented on an equity basis. Please refer to pages R-1 through R-11 following our Form 10-K for a reconciliation of these measures to measures based on amounts presented in Dana's fully consolidated statements and for a calculation of ROIC.

Focused on Our Original Equipment Markets. Last December, we announced plans to further focus Dana's efforts by divesting our global automotive aftermarket business. This move will enable us to leverage Dana's historic strengths in product and process technologies to the benefit of our original equipment (OE) customers – and ultimately, our shareholders. Looking ahead, we see this as a positive event for both Dana and the Aftermarket Group. We believe the Aftermarket Group's future opportunities will be optimized under new ownership that is principally dedicated to the automotive aftermarket. And, at the same time, we believe Dana will be best served as we dedicate our resources to providing innovative systems solutions to the OE segments of the automotive, commercial vehicle, and off-highway markets.

As we pursue the sale of the aftermarket business, we will consider a variety of options for the anticipated proceeds, including reinvestment in the company's core businesses, a contribution to the company's pension plans, and further reduction of Dana's debt.


Net Debt
$ in millions
2,590
1,964
1,683
'01
'02
'03

Focused on Strategic Transformation. Moving forward, we will build on our past performance by:

- Supporting our OE customers in becoming more cost-effective and productive as they develop global markets to enhance production and grow revenues;
- Focusing on innovation and technology to create new products and processes needed by our customers and expanding our leadership positions in our key markets;
- Reconfiguring our operations to deliver integrated systems and modules that our customers demand;
- Developing strategic partnerships to deliver more effective results and leverage our capital; and
- Continuing to maximize our return on capital by strengthening a corporate culture that is cost- and productivity-focused.

Focused on Delivering Added Value. As we realign Dana to better serve its global OE markets, we must add value to our customers' endeavors in new and dynamic ways. This includes enhancing our dedication to innovation and technology growth, which serves as a springboard to developing new products and processes. It requires a tight focus on cost controls, which benefit Dana and its customers. It means expanding our global footprint to grow in step with our customers around the world. And it includes our continued march toward modularity and systems integration, which we see as the dominant trend of the future.

Strategic partnerships represent yet another way to better serve our customers, while managing our investment. Last year, Dana established several customer-focused partnerships, including:

- An expansion of our existing relationship with GETRAG that will result in a joint venture with Volvo Car Corporation to produce all-wheel-drive and chassis systems and components for passenger cars and sport-utility vehicles;
- An agreement to form a 50/50 joint venture with Dongfeng Motor Corp. that will establish the largest commercial vehicle axle and component manufacturing company in China; and
- Outsourcing $140 million annually in non-strategic axle component manufacturing to our Mexican partner, Spicer S.A. Through the strength of this longstanding partnership, Dana has been able to sharpen its focus on core componentry while enabling Spicer S.A. to significantly expand its operations.

Focused on Growing With Our Key Markets. As we embark on our second century, many signs point to growth in our industry. An economic upturn has prompted many to project another solid year for light vehicles in 2004. Likewise, the heavy-vehicle market appears poised for solid growth, after a tumultuous ride during the last couple of years.

Specifically, we anticipate a North American light-vehicle build of approximately 16.2 million units, up from 15.9 million in 2003, and a North American heavy-vehicle build of 245,000 units, a substantial increase over the 176,000 units produced last year. Worldwide, production of all vehicles is expected to increase by 3.6 percent in 2004 to approximately 60 million units.

Dana is well positioned to benefit from these stronger markets.


Return on
Invested Capital
(excluding
unusual items)
7.4%
6.8%
2.4%
'01
'02
'03

Focused on Integrity. While our growth plans are ambitious, our advancement will never come at the expense of our strong commitment to corporate responsibility. We remain dedicated to financial integrity, solid business ethics, and sound corporate governance. We can be proud that this commitment is reflected in an Institutional Shareholder Services corporate governance quotient exceeding that of 90 percent of S&P 500 Index companies and 98 percent of companies in the automobiles and components group.

Throughout this challenging year, your Board of Directors was honored to serve you, our fellow shareholders, in an active and responsive fashion. This commitment was reflected in the more than two dozen Board meetings held during 2003.

For personal reasons, two Dana directors, Eric Clark and Fernando Senderos, will not be standing for re-election in April. On behalf of the entire Board, I'd like to extend our sincere thanks to Eric and Fernando for the important contributions they've made to Dana during their tenures.

Together, your Board and Dana people at all levels of the organization achieved much during the past year. And we're far from finished.

Focused on Solutions for a New Century. On April 1, 1904, Clarence Winfred Spicer started the company that would eventually become the Dana Corporation in the vacant corner of a Plainfield, N.J., printing press plant. Earlier that year, he had left Cornell University with a patent and a dream: to manufacture the first successful application of the universal joint for the automobile. Fueled by a fascination for mechanics and the confidence in his dream, Spicer succeeded in this mission.

A century later, the spirit of innovation fostered by Spicer still permeates Dana Corporation. Last year, innovation reached the highest level in company history, as evidenced by the record 881 combined patent applications filed and patents awarded to Dana as a result of the efforts of Dana people. This is a testament to the commercial and technological intelligence of Dana people.

Our advancement of product and process technologies also continues to earn our company the honor of supplying integral systems and components to the world's premier motor vehicle manufacturers.

One hundred years of innovation and advancement provide a solid foundation. But we remain keenly aware that being 100 does not in itself guarantee that a company will continue to prosper. So, while we are proud of our heritage, we are focused on our next 100 years.

Dana's second century will begin under the leadership of Michael J. Burns, who was named chief executive officer, president and a director of Dana effective March 1. Mike comes to our company after 34 years with General Motors, the last six spent as president of General Motors Europe.

Mike brings with him the leadership skills, depth of industry experience, international acumen, energy, and personal qualities to lead Dana forward as a powerful competitor in the automotive components industry.

Your Board conducted a comprehensive search, internally and externally, for the best-qualified executive to lead Dana through our current transformation and into the next decade. At the end of this rigorous process, we unanimously concluded that Mike is that person, and we are delighted that he has joined us.

We would also like to thank Bill Carroll, who served so proficiently as acting president and COO since last September. Bill retired on March 1, after 34 years with Dana. Bill's contribution to Dana in many roles over the past three decades, and especially during the past few months, has been invaluable. We are truly grateful to him and wish him all the best in his future endeavors.

As we embark on our 101st year, Dana is back on track.

Our restructuring is complete. Our performance is improved. Our strategy is in place. We have strong leadership. We are benefiting from positive momentum. And, most importantly, we are driven by a resilient and talented group of people dedicated to continuous improvement and world-class performance on behalf of our customers and shareholders.

Thank you for your continued support of Dana Corporation as we begin our second century.

Sincerely,

Glen H. Hiner, Chairman of the Board
March 12, 2004

Remembering Joe Magliochetti

On September 22, the people of Dana lost a leader and a friend with the untimely passing of Chairman and CEO Joe Magliochetti at age 61.

To those who knew him, one of Joe's most endearing qualities was his personality. The man fondly referred to as "Joe Mag" was always quick with a smile, unfailingly generous, and committed to living life with integrity and humility.

For more than 35 years, Joe helped to shape the vision, strategy, and performance of the Dana Corporation. This service culminated in his election as the company's sixth chairman in 2000. Despite serving as the leader of a *Fortune* 500 company, Joe was in many ways a "regular guy." And yet, he was also an uncommon man. He was known widely for the warm, personal management style he embodied and the lasting relationships he cultivated with people throughout the world.

In addition to his efforts within Dana, Joe was an active leader and strong advocate on behalf of the automotive industry, serving on a number of major boards and committees. Among these, he had served as chairman of the Motor and Equipment Manufacturers Association (MEMA) board of directors and as a member of the U.S. Department of Commerce Auto Parts Advisory Committee. Joe was also a member of several boards outside the automotive industry, including BellSouth and CIGNA Corporation. And on the local level, he was actively involved as a board member and leader in numerous community organizations, including the United Way of Greater Toledo, the Toledo Symphony, and the Toledo Museum of Art.



From left, former Dana Chairman and CEO Joe Magliochetti shares a moment with a Dana employee in Spain, chats with the recipient of a Dana-sponsored Habitat for Humanity project home, and delivers a speech at the 2003 Management Briefing Seminars in Traverse City, Mich.

Joe Magliochetti was both a leader in the advancement of our industry and contributor to positive change within the broader community. But, above all, Joe was a loving husband to his wife of 36 years, Kathy; a devoted father to his daughter and two sons; and a doting grandfather.



Dana Corporation namesake Charles Dana addresses an audience of thousands gathered for a 1942 ceremony honoring the company's Toledo plant with the Army-Navy "E" flag. The flag recognized Dana's support of the Allied effort during World War II. This involvement ranged from a key role in the development and manufacture of the military "jeep" to supplying components for the B-29 bomber.

1903 >

Clarence Spicer earned his patent for the universal joint while still a student at Cornell University.



1905 >

1915 >

A rendering of the early Spicer Manufacturing plant in Plainfield, N.J.



1925 >

Spicer®-branded products have long set the standard for quality.


Spicer

1935 >

1945 >

An early advertisement celebrating the diverse capabilities of Dana products.





The innovative genius of Clarence Spicer (left) and business acumen of Charles Dana propelled the Dana Corporation's rise as one of the world's most influential vehicular suppliers. Spicer "unchained" the automobile with his design of the first practical universal joint to power an automobile.

Dana Corporation: Our First Century

1955 >

Charles Dana is featured on the cover of *Business Week* magazine in 1954.


BUSINESS WEEK

1965 >

High-performance Dana components have helped fuel the success of generations of racing legends, including Indy racer A.J. Foyt (below).



1975 >

Ren McPherson led Dana through the 1970s, invigorating the company with his focus on empowering people.



1985 >

Dana's relationship with Japanese automotive manufacturers extends back to its initial involvement with Nissan in 1986.



1995 >

Building on the experience of its landmark Rolling Chassis™ module (at left), Dana is advancing modularity with its Rolling Spaceframe™ system.





2003 >


SBG
SBG
SBG

^ From left, gear technicians Rick Baehr (1 year of service) and Chad Atkinson (1 year of service) examine the results of a gear grinding test at Dana's new Automotive Systems Group Technology Center in Maumee, Ohio. The center combines Dana's light-axle and driveshaft product development operations under one roof. This integration fosters technology sharing, accelerates the development of world-class driveline systems and modules, and helps Dana respond more quickly and effectively to marketplace demands. > In 2003, Dana's Owensboro, Ky., Structural Solutions facility, which supplies Toyota, became the fifth Dana plant to be honored by *IndustryWeek* magazine as one of "North America's 10 Best Plants." Dana is the sole provider of full-perimeter frames currently produced for Toyota in North America.


IW





CO., LTD

From left, Tom Bosler, global director of Six Sigma and Lean Initiatives (15 years of service); Jeffrey Periat, master Black Belt (10 years of service); and Amanda Nelson, Six Sigma Black Belt (4 years of service), are among the more than 285 Dana Six Sigma Black Belts, quality experts devoted to solving the company's most important quality process challenges. Dana's new assembly center in Wuxi, China, integrates component assembly … highway vehicle markets.

Focused On Building A Better Dana



< Dana's quality heritage is evidenced by its status as one of just five companies to have two operations honored as Malcolm Baldrige National Quality Award winners (Dana Commercial Credit Corporation in 1996 and Spicer Driveshaft Division in 2000). The company's commitment to its Dana Quality Leadership Process, an improvement initiative modeled after Baldrige criteria, helps ensure that this quality legacy continues.


AquaChek

∧ Senior Technician Steve Sanders (4 years of service) prepares an engine dynamometer for testing at Dana's Rugby, England, Engine and Fluid Management Technology Center. < Dana recently introduced a revolutionary solution to combat moisture and corrosion in compressed air systems. The new WIX® AquaChek® series of air-drying filters employs polymers that absorb more than 50 times their weight in water, helping to extend the life of air tools and equipment. > Dana is commercializing a new technology that harnesses microwave energy and plasma formed at atmospheric pressure to heat-treat and coat metal parts. Dana's proprietary Microwave Plasma Technology can improve material properties while significantly reducing both cycle times and operating costs.





From left, Product Engineering Manager Wes Turner (8 years of service) and Six Sigma Black Belt Kevin Kill (9 years of service) are members of Dana's light-axle team in Orangeburg, S.C. The Orangeburg facility provides front and rear differentials for BMW's X5 sport-utility vehicle, assembled in Spartanburg, S.C. Fuel cells are widely regarded as the premier power solution of the future. Seizing the potential of this promising technology, Dana has established Fuel Cell Support centers in Canada, England, Germany, Japan, and the United States, where it is actively developing a variety of OEM fuel cell components for both stationary and mobile applications.



881*
298
249
583
621
429
03
Patents Granted
Additional

Focused On Solutions For A New Century

Dana's commitment to innovation and technology is evidenced by record levels of patent activity.





< Employing patented hydroforming technology, Dana engineers created a revolutionary stiff frame that contributes to the improved ride and stability of Ford's immensely popular F-150 pickup truck. ∧ Dana will soon begin production of its first commercial vehicle front air suspension, the FrontRunner™. This new suspension capitalizes on Dana's proven steer-axle technology to offer drivers a more comfortable ride, while providing fleets with increased component and tire life. > Building on Dana's X-by-wire expertise, APC series electronic controllers actively integrate the transmission and driveline in vehicles such as lift trucks and teleboom handlers, delivering enhanced safety, productivity, and driver comfort.




DISPATCH
BUILD
SHIFT PRODUCTION
SHIFT REWORK
People Finding A Better Way
VLADO



Assembly technicians (from left) Matthew Kelly (2 years of service) and Vlado Kova (2 years of service) assemble independent rear suspension modules for the Ford Falcon passenger car at Dana's Campbellfield, Australia, systems integration facility. The Falcon module is one of several assembled at the facility, which is an in-line supplier to Ford's nearby automotive assembly plant. The scoreboard in the photo displays live information regarding the status of Dana's module builds in relation to the customer's needs.





From left, Zeno Silva (12 years of service) is a manufacturing operator at Dana's Torque, Traction and Suspension Mercosur division, based in Gravatai, Brazil. Also supporting Dana operations and customers in the region are Charles Boadas (3 years of service), financial controls analyst; and Jordana Martini Colla (2 years of service), logistics/import coordinator. Dana's joint-venture partnership with GETRAG has broadened its global market penetration into all-wheel drive and passenger car applications, including the Cadillac CTS (left).

Focused On Adding Value

Adding value. It's the ultimate measure of any vehicular supplier.

At Dana, adding value begins with focusing on those elements that are most important to our customers. And it ends with delivering value to our shareholders.

As we begin our second century, Dana is closely aligned with the needs of our global customer base and uniquely equipped to benefit these customers through:

- Systems integration programs that produce comprehensive, holistic solutions to improve performance among related components;
- Project management expertise that enables customers to confidently assign systems-oriented responsibilities to Dana operations;
- Advanced technology and innovative processes that generate value-driven components, modules, and systems;
- Strategic partnerships that extend Dana's capabilities through shared expertise and resources; and
- Global presence that helps Dana to support and grow in step with our customers.

By incorporating customer needs into all that we do, Dana is working to ensure that our products and systems deliver measurable value to customers and shareholders alike.



< Since 1997, Dana has teamed with Eaton Corporation to market the Roadranger® system – a complete drivetrain featuring best-of-breed commercial vehicle components engineered to work together for optimal performance. > Dana is leveraging its strategic partnerships with other premier companies like Emerson, GETRAG, and Motorola to extend the capabilities it provides to customers across the globe.

EMERSON

GETRAG

MOTOROLA

Dana Leadership

Board of Directors



Benjamin F. Bailar, 69, served as Dean and Professor of Administration Emeritus at the Jesse H. Jones Graduate School of Administration at Rice University from 1997 to 2001. A Dana director since 1980, Mr. Bailar is Chairman of the Advisory Committee and a member of the Audit Committee and the Committee of Independent Directors. He is also a director of Smith International, Inc.



A. Charles Baillie, 64, served as Chairman of The Toronto-Dominion Bank from 1997 to 2003, Chief Executive Officer of the bank from 1997 to 2002, and President of the bank from 1995 to 2000. A Dana director since 1998, Mr. Baillie is Chairman of the Funds Committee and a member of the Compensation Committee and the Committee of Independent Directors. He is also a director of Ballard Power Systems Inc.



Michael J. Burns, 52, is Chief Executive Officer and President of the Dana Corporation. Mr. Burns joined Dana in March 2004 after 34 years with General Motors Corporation. He had served as President of General Motors Europe since 1998. Mr. Burns was named to the Dana Board effective March 1, 2004.



Edmund M. Carpenter, 62, has been President and Chief Executive Officer of The Barnes Group, Inc., a diversified international company serving a range of industrial and transportation markets, since 1998. A Dana director since 1991, Mr. Carpenter is Chairman of the Audit Committee and a member of the Advisory and Finance committees and the Committee of Independent Directors. He is also a director of Campbell Soup Company.



Cheryl W. Grisé, 51, has been President – Utility Group of Northeast Utilities since 2001 and Chief Executive Officer of the Group's principal operating subsidiaries since 2002. She was Senior Vice President, Secretary and General Counsel of Northeast Utilities from 1998 to 2001. A Dana director since 2002, Ms. Grisé is a member of the Audit and Funds committees and the Committee of Independent Directors. She is also a director of MetLife, Inc.



Glen H. Hiner, 69, served as Chairman and Chief Executive Officer of Owens Corning, a manufacturer of advanced glass and composite materials, from 1992 to 2002. He was named Acting Chairman of the Dana Board of Directors in September 2003, and Chairman of the Board in February 2004. A Dana director since 1993, Mr. Hiner is Chairman of the Finance Committee, Chairman of the Committee of Independent Directors, and a member of the Compensation Committee. He is also a director of the Kohler Co. and Prudential Financial Inc.



James P. Kelly, 60, served as Chairman and Chief Executive Officer of United Parcel Service, Inc., a package delivery company and global provider of specialized transportation and logistics services, from 1997 to 2002. A Dana director since 2002, Mr. Kelly is a member of the Audit and Finance committees and the Committee of Independent Directors. He is also a director of BellSouth Corporation, Hewitt Associates, and United Parcel Service, Inc.



Marilyn R. Marks, 51, served as Chairman and Chief Executive Officer of TruckBay.com, Inc., an Internet source for goods and services serving the trucking industry, from 1999 to 2000. She was Chairman of Dorsey Trailers, Inc., a manufacturer of truck trailers, from 1987 to 2000, and Chief Executive Officer of Dorsey Trailers from 1987 to 1999. A Dana director since 1994, Ms. Marks is a member of the Advisory and Funds committees and the Committee of Independent Directors.



Richard B. Priory, 57, served as Chairman and Chief Executive Officer of Duke Energy Corporation, a supplier of energy and related services, from 1997 to 2003. A Dana director since 1996, Mr. Priory is Chairman of the Compensation Committee and a member of the Finance Committee and the Committee of Independent Directors.

Retiring Directors




From left, **Eric Clark** and **Fernando M. Senderos** are retiring from the Board of Directors effective in April 2004. Mr. Clark joined the Dana Board in 1994 and Mr. Senderos has served on the Board since 2000. The Dana team offers its sincere thanks to Messrs. Clark and Senderos for their significant contributions to the company and wishes them the very best in their future endeavors.



Michael J. Burns　Bernard N. Cole　Marvin A. Franklin, III　Charles F. Heine　James M. Laisure　Terry R. McCormack　Robert C. Richter

Management

Michael J. Burns
Chief Executive Officer and President

Bernard N. Cole
President, Heavy Vehicle Technologies and Systems Group
35 years of service

Marvin A. Franklin, III
President, Dana International and Global Initiatives
29 years of service

Charles F. Heine
President, Technology Development
29 years of service

James M. Laisure
President, Engine and Fluid Management Group
30 years of service

Terry R. McCormack
President, Automotive Aftermarket Group
30 years of service

Robert C. Richter
Vice President and Chief Financial Officer, Dana Corporation;
Chairman, Dana Credit Corporation
29 years of service

Investor Information

World Headquarters
Dana Corporation
4500 Dorr Street, Toledo, OH 43615
P.O. Box 1000, Toledo, OH 43697
Phone: (419) 535-4500
Fax: (419) 535-4643

Web Site
http://www.dana.com

Dana's Web site provides extensive information about the company, including:

- Access to Dana's SEC filings, including annual and quarterly reports
- An order form to obtain current financial and shareholder related information
- Recent press releases
- Product, service, and market information
- A global operations review
- Information on Dana's history, policies, and philosophy
- Copies of recent presentations and/or speeches by Dana executives

Annual Meeting Information
The 2004 annual meeting of shareholders will be held on Monday, April 19, 2004, 2 p.m. Eastern time, at Dana's Technical Resource Park – 8000 Yankee Road, Ottawa Lake, MI 49267

Stock Listing
The New York Stock Exchange is the principal market for Dana common stock. Dana is also listed on the Pacific Exchange.

DCN LISTED NYSE

Ticker Symbol: DCN

Shareholder Services
Transfer Agent and Registrar

Please contact The Bank of New York directly with requests and inquiries regarding:

- Stock ownership
- Address/name changes
- Dividend payments
- Dividend Reinvestment Plan
- Direct deposit of dividends
- *Duplicate accounts*
- Copies of Form 1099-DIV

The Bank of New York
(866) 350-DANA (3262)
(610) 382-7833 (outside the U.S.)
(888) 269-5221 (Hearing Impaired/TDD Phone)

Address shareholder inquiries to:
Shareholder Relations Department
P.O. Box 11258
Church Street Station
New York, NY 10286

E-mail address: Shareowners@bankofny.com

The Bank of New York's stock transfer Web site:
http://www.stockbny.com

Send certificates for transfer and address changes to:
Receive and Deliver Department
P.O. Box 11002
Church Street Station
New York, NY 10286

Independent Auditors
PricewaterhouseCoopers LLP
One SeaGate, Suite 1800
Toledo, OH 43604

Investor Services

Requests for information may be addressed to:



Michelle L. Hards
Director, Investor Relations
Dana Corporation
P.O. Box 1000
Toledo, OH 43697
Phone: (419) 535-4636
Fax: (419) 535-4827

Karen E. Crawford
Investor Relations Coordinator
Dana Corporation
P.O. Box 1000
Toledo, OH 43697
Phone: (419) 535-4635
Fax: (419) 535-4827

"Dial-for-Dana"

(800) 472-8810 (in Ohio)
(800) 537-8823 (elsewhere in the U.S. and Canada)

Through this 24-hour, toll-free, voice-interactive phone service, callers may:

- Request annual and quarterly shareholder reports, as well as Forms 10-K and 10-Q
- Learn whom to contact for answers to specific shareholder-related questions
- Inquire about the Dana Employees' Stock Purchase Plan
- Listen to recordings of quarterly conference calls
- Submit requests for a Dana representative to respond directly to the caller

Investor Line

(419) 535-5311

Through this 24-hour phone service, callers may obtain daily information relating to the current stock price and volume traded.

Stock and Dividend Information

The following table shows the range of market prices of our common stock on The New York Stock Exchange, as well as cash dividends declared and paid, for each quarter during 2002 and 2003. As of December 31, 2003, there were approximately 148,600,000 shares of our common stock outstanding.

	High	Low	Close	Dividend
4Q 2003	$18.40	$14.60	$18.35	$0.06
3Q 2003	$17.19	$11.14	$15.43	$0.01
2Q 2003	$11.94	$ 6.99	$11.56	$0.01
1Q 2003	$12.58	$ 6.15	$ 7.06	$0.01
4Q 2002	$13.96	$ 9.28	$11.76	$0.01
3Q 2002	$18.76	$12.38	$13.08	$0.01
2Q 2002	$23.22	$16.90	$18.53	$0.01
1Q 2002	$22.29	$13.05	$21.47	$0.01

Dividends

Quarterly cash dividends on common stock have historically been declared in February, April, July, and October by the Board of Directors and paid in March, June, September, and December. Quarterly cash dividends have been paid by Dana Corporation in every quarter dating back to 1936.

Direct deposit of dividends is available to shareholders. For information, contact The Bank of New York – Investor Services (see Shareholder Services).

Management Statement

This year, as we have done for more than twenty years in our annual report, we acknowledge management's responsibility for the preparation of Dana's financial statements in accordance with generally accepted accounting principles, and confirm that Dana management fully accepts responsibility for the accuracy and transparency of our financial statements and related information.

We believe that the establishment and maintenance of an effective system of internal controls is an important element in ensuring that our statements are properly prepared and presented. To that end, we have in place and continually evaluate controls and processes that are designed to ensure that all disclosures, financial and non-financial, are appropriately made.

In 2003, Dana revised its Standards of Business Conduct in accordance with our normal review cycle. Our Standards of Business Conduct are published in fourteen languages and identify explicit ethical standards expected of all Dana employees, regardless of position within the company or the country in which they work. All Dana employees are held accountable for compliance with these Standards. Dana employees and third parties with concerns about compliance with these Standards are encouraged to raise these concerns via our multilingual telephonic or electronic helplines or in writing to the Audit Committee of our Board of Directors.

Another component of effective corporate governance and internal control is the presence of an active, independent Audit Committee. Dana's Audit Committee is composed of independent, outside directors and meets regularly with management, our internal auditors and our independent auditors to review accounting, auditing and financial matters. The Committee and the independent auditors have free access to each other with or without management being present.

During 2004, to comply with new regulations, we expect to complete our review and testing of our internal controls and to provide a formal assessment regarding their effectiveness, which will be reviewed and opined on by our independent auditors. We embrace these new requirements and intend to seize the opportunity to further strengthen our internal controls and processes.

At Dana, we have always placed a premium on honesty and integrity and, while we will comply with any and all pertinent changes in the regulatory environment, we believe this only adds formality to what Dana management has long accepted as part of our basic responsibilities to the company and our shareholders.

Robert C. Richter
Vice President and
Chief Financial Officer

Report of Independent Auditors

PRICEWATERHOUSECOOPERS

To the Board of Directors and Shareholders of Dana Corporation:

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets of Dana Corporation and its subsidiaries as of December 31, 2003 and December 31, 2002, and the related consolidated statements of income, of shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2003 (not presented herein) appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 2003; and in our report dated February 9, 2004, we expressed an unqualified opinion (which included an explanatory paragraph indicating that the Company changed its method of accounting for goodwill and its method of accounting for discontinued operations effective January 1, 2002) on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements, on pages 19 through 21, is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Toledo, Ohio
February 9, 2004

The management of Dana Corporation and its subsidiaries is responsible for the preparation and integrity of the condensed consolidated financial information included in this Summary Annual Report. The condensed consolidated financial statements on pages 19 through 21 have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP), and therefore include amounts that are based on the best estimates and judgment of management where necessary. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements, including the related footnotes, which are included in our Annual Report on Form 10-K.

Condensed Consolidated Statement of Income

In millions, except per share amounts

	Year Ended December 31		
	2003	2002	2001
Net sales	**$7,918**	$7,501	$7,480
Other income, net	**149**	188	196
	8,067	7,689	7,676
Costs and expenses			
Cost of sales	**7,245**	6,804	6,844
Selling, general and administrative expenses	**520**	582	600
Restructuring charges		158	276
Interest expense	**221**	259	304
	7,986	7,803	8,024
Income (loss) before income taxes	**81**	(114)	(348)
Income tax benefit	**49**	78	118
Minority interest	**(7)**	(13)	(7)
Equity in earnings of affiliates	**52**	55	32
Income (loss) from continuing operations	**175**	6	(205)
Income (loss) from discontinued operations before income taxes	**80**	73	(136)
Income tax benefit (expense) of discontinued operations	**(33)**	(41)	43
Income (loss) from discontinued operations	**47**	32	(93)
Income (loss) before effect of change in accounting	**222**	38	(298)
Effect of change in accounting		(220)	
Net income (loss)	**$ 222**	$ (182)	$ (298)
Basic earnings (loss) per common share			
Income (loss) from continuing operations before effect of change in accounting	**$ 1.17**	$ 0.04	$ (1.38)
Income (loss) from discontinued operations	**0.32**	0.22	(0.63)
Effect of change in accounting		(1.49)	
Net income (loss)	**$ 1.49**	$ (1.23)	$ (2.01)
Diluted earnings (loss) per common share			
Income (loss) from continuing operations before effect of change in accounting	**$ 1.17**	$ 0.04	$ (1.38)
Income (loss) from discontinued operations	**0.32**	0.22	(0.63)
Effect of change in accounting		(1.48)	
Net income (loss)	**$ 1.49**	$ (1.22)	$ (2.01)
Cash dividends declared and paid per common share	**$ 0.09**	$ 0.04	$ 0.94
Average shares outstanding – Basic	**148**	148	148
Average shares outstanding – Diluted	**149**	149	148

Condensed Consolidated Balance Sheet

In millions

	December 31	
	2003	2002
Assets		
Current assets		
Cash and cash equivalents	**$ 731**	$ 571
Accounts receivable		
Trade	**1,048**	1,348
Other	**326**	320
Inventories	**743**	1,116
Assets of discontinued operations	**1,254**	177
Other current assets	**431**	586
Total current assets	**4,533**	4,118
Goodwill	**558**	568
Investments and other assets	**1,694**	1,484
Investments in leases	**622**	827
Property, plant and equipment, net	**2,210**	2,556
Total assets	**$ 9,617**	$ 9,553

Liabilities and Shareholders' Equity		
Current liabilities		
Notes payable, including current portion of long-term debt	**$ 493**	$ 287
Accounts payable	**1,076**	1,004
Accrued payroll and employee benefits	**399**	467
Liabilities of discontinued operations	**307**	68
Other accrued liabilities	**529**	734
Taxes on income	**161**	264
Total current liabilities	**2,965**	2,824
Deferred employee benefits and other noncurrent liabilities	**1,901**	1,925
Long-term debt	**2,605**	3,215
Minority interest in consolidated subsidiaries	**96**	107
Shareholders' equity	**2,050**	1,482
Total liabilities and shareholders' equity	**$ 9,617**	$ 9,553

Condensed Consolidated Statement of Cash Flows

In millions

	Year Ended December 31		
	2003	2002	2001
Net cash flows from operating activities	**$ 335**	$ 521	$ 639
Cash flows from investing activities:			
Purchases of property, plant and equipment	**(305)**	(375)	(425)
Purchases of assets to be leased		(2)	(50)
Acquisitions		(31)	(21)
Divestitures	**145**	506	236
Changes in investments and other assets	**57**	17	1
Loans made to customers and partnerships		(11)	(68)
Payments received on leases	**26**	39	48
Proceeds from sales of leasing subsidiary assets	**193**	248	60
Proceeds from sales of other assets	**89**	101	132
Payments received on loans	**14**	31	180
Other	**(10)**	2	(14)
Net cash flows – investing activities	**209**	525	79
Cash flows from financing activities:			
Net change in short-term debt	**(113)**	(556)	(888)
Issuance of long-term debt		285	847
Payments on and repurchases of long-term debt	**(272)**	(467)	(501)
Dividends paid	**(14)**	(6)	(140)
Other	**17**	72	(16)
Net cash flows – financing activities	**(382)**	(672)	(698)
Net increase in cash and cash equivalents	**162**	374	20
Net change in cash of discontinued operations	**(2)**	(2)	
Cash and cash equivalents – beginning of year	**571**	199	179
Cash and cash equivalents – end of year	**$ 731**	$ 571	$ 199
Reconciliation of net income (loss) to net cash flows from operating activities:			
Net income (loss)	**$ 222**	$(182)	$(298)
Depreciation and amortization	**394**	478	548
Deferred income taxes	**(35)**	(135)	(116)
Unremitted earnings of affiliates	**(49)**	(43)	4
Gains on divestitures, asset sales and note repurchases	**(47)**	(53)	(10)
Minority interest	**9**	5	4
Effect of change in accounting		220	
Asset impairment	**21**	114	206
Net change in receivables, inventory and payables	**(171)**	46	326
Other assets and accruals	**15**	148	24
Other	**(24)**	(77)	(49)
Net cash flows from operating activities	**$ 335**	$ 521	$ 639

Summary Financials

The condensed consolidated financial statements on pages 22 through 24, which include Dana Credit Corporation (DCC) on an equity basis of accounting, are non-GAAP solely because GAAP requires consolidation of that wholly owned subsidiary. We have presented these condensed consolidated financial statements because management evaluates the performance of the operating segments with DCC accounted for on an equity basis. Further, the financial covenants underlying our long-term bank facility are measured with DCC on an equity basis. A reconciliation of these presentations is included on pages R-1 through R-8 following our Annual Report on Form 10-K.

Condensed Statement of Income (including Dana Credit Corporation on an equity basis)

In millions

	Year Ended December 31		
	2003	2002	2001
Net sales	**$7,918**	$7,501	$7,480
Other income, net	**91**	57	42
	8,009	7,558	7,522
Costs and expenses			
Cost of sales	**7,293**	6,867	6,911
Selling, general and administrative expenses	**447**	467	511
Restructuring charges		158	276
Interest expense	**160**	175	200
	7,900	7,667	7,898
Income (loss) before income taxes	**109**	(109)	(376)
Income tax benefit (expense)	**(20)**	31	124
Minority interest	**(7)**	(13)	(7)
Equity in earnings of affiliates	**93**	97	54
Income (loss) of continuing operations	**175**	6	(205)
Income (loss) from discontinued operations before income taxes	**80**	73	(136)
Income tax benefit (expense) of discontinued operations	**(33)**	(41)	43
Income (loss) from discontinued operations	**47**	32	(93)
Income (loss) before effect of change in accounting	**222**	38	(298)
Effect of change in accounting		(220)	
Net income (loss)	**$ 222**	$ (182)	$ (298)

Condensed Balance Sheet (including Dana Credit Corporation on an equity basis)

In millions

	December 31	
	2003	2002
Assets		
Current assets		
Cash and cash equivalents	**$ 664**	$ 551
Accounts receivable		
Trade	**1,048**	1,348
Other	**300**	209
Inventories	**743**	1,116
Assets of discontinued operations	**1,254**	177
Other current assets	**399**	539
Total current assets	**4,408**	3,940
Goodwill	**555**	568
Investments and other assets	**2,025**	1,807
Property, plant and equipment, net	**2,014**	2,253
Total assets	**$9,002**	$8,568
Liabilities and Shareholders' Equity		
Current liabilities		
Notes payable, including current portion of long-term debt	**$ 260**	$ 53
Accounts payable	**1,076**	1,004
Accrued payroll and employee benefits	**399**	467
Liabilities of discontinued operations	**307**	68
Other accrued liabilities	**495**	698
Taxes on income	**341**	322
Total current liabilities	**2,878**	2,612
Deferred employee benefits and other noncurrent liabilities	**1,893**	1,906
Long-term debt	**2,087**	2,462
Minority interest in consolidated subsidiaries	**94**	106
Shareholders' equity	**2,050**	1,482
Total liabilities and shareholders' equity	**$9,002**	$8,568

Condensed Statement of Cash Flows (including Dana Credit Corporation on an equity basis)

In millions

	Year Ended December 31		
	2003	2002	2001
Net cash flows from operating activities	**$ 372**	$ 487	$ 475
Cash flows from investing activities:			
Purchases of property, plant and equipment	**(295)**	(246)	(317)
Acquisitions		(31)	(21)
Divestitures	**145**	353	236
Changes in investments and other assets	**2**	(10)	(10)
Proceeds from sales of other assets	**89**	146	32
Other	**(22)**	(1)	(13)
Net cash flows – investing activities	**(81)**	211	(93)
Cash flows from financing activities:			
Net change in short-term debt	**(12)**	(456)	(599)
Issuance of long-term debt		250	776
Payments on long-term debt	**(167)**	(187)	(370)
Dividends paid	**(14)**	(6)	(140)
Other	**17**	72	(16)
Net cash flows – financing activities	**(176)**	(327)	(349)
Net increase in cash and cash equivalents	**115**	371	33
Net change in cash of discontinued operations	**(2)**	(2)	
Cash and cash equivalents – beginning of year	**551**	182	149
Cash and cash equivalents – end of year	**$ 664**	$ 551	$ 182
Reconciliation of net income (loss) to net cash flows from operating activities:			
Net income (loss)	**$ 222**	$ (182)	$ (298)
Depreciation and amortization	**337**	387	447
Unremitted earnings of affiliates	**(40)**	(84)	(17)
Deferred income taxes	**3**	(58)	(244)
Gains on divestitures, asset sales and note repurchases	**(29)**	(14)	(10)
Minority interest	**9**	4	4
Effect of change in accounting		220	
Asset impairment	**21**	92	206
Net change in receivables, inventory and payables	**(170)**	65	366
Other assets and accruals	**18**	72	48
Other	**1**	(15)	(27)
Net cash flows from operating activities	**$ 372**	$ 487	$ 475

DANA


DCN
LISTED
NYSE
Form 10-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2003

Commission file number 1-1063

Dana Corporation
(Exact name of registrant as specified in its charter)

Virginia *(State or other jurisdiction of incorporation or organization)*	**34-4361040** *(IRS Employer Identification No.)*
4500 Dorr Street, Toledo, Ohio *(Address of principal executive offices)*	**43615** *(Zip Code)*

Registrant's telephone number, including area code
(419) 535-4500

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common stock, $1 par value	New York Stock Exchange and Pacific Exchange

Securities registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12 b-2 of the Act). Yes ☑ No ☐

The aggregate market value of the voting stock held by non-affiliates of the registrant at February 20, 2004, was approximately $3,173,000,000.

There were 148,773,035 shares of registrant's common stock, $1 par value, outstanding at February 20, 2004.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Where Incorporated
Proxy Statement for 2004 Annual Meeting of Shareholders	Part III

TABLE OF CONTENTS

DANA CORPORATION — FORM 10-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

PART I

(Dollars in millions, except per share amounts)

Item 1 — *Business*

Dana Corporation is one of the world's largest independent suppliers of modules, systems and components for light, commercial and off-highway vehicle original equipment (OE) manufacturers globally and for related OE service customers. Our products are used in passenger cars and vans, sport-utility vehicles (SUVs), light, medium and heavy trucks and a wide range of off-highway vehicles. From our introduction of the automotive universal joint in 1904 to the development of high-performance products for the 21st century, we have been a leader in technological innovation. Many of our products have unique and patented features that provide added value to our customers. We are also highly focused on product quality, delivery and service, as evidenced by our numerous supplier quality awards. As a result, we have developed successful long-standing business relationships with thousands of customers worldwide.

In addition, Dana has been the third largest North American aftermarket supplier. Nearly all of our aftermarket operations have been conducted through our Automotive Aftermarket Group (AAG). In December 2003, we announced our intention to sell substantially all of the AAG. That portion of the AAG intended for sale has been presented in our financial statements as a discontinued operation. The remaining portion of the AAG, which distributes engine hard parts, has become a part of our engine and fluid management operations. Our commercial vehicle and off-highway aftermarket activities are unaffected by the December announcement.

Our continuing operations are organized into the following market-focused strategic business units (SBUs):

- Automotive Systems Group (ASG) manufactures and sells drivetrain modules, systems and components, consisting of axles, driveshafts, structures and chassis products, for the automotive and light vehicle markets, as well as driveshafts for the commercial vehicle market. In 2003, ASG generated sales (including inter-segment sales) of $3,900 and its largest customers were Ford Motor Company (Ford), DaimlerChrysler AG (DaimlerChrysler) and General Motors Corporation (General Motors). At December 31, 2003, ASG had 73 major facilities, operated in 23 countries and employed 19,300 people.

- Engine and Fluid Management Group (EFMG) manufactures and sells sealing, thermal management, fluid transfer, and engine power products for the automotive, light and commercial vehicle and leisure and outdoor power equipment markets. In 2003, EFMG generated sales of $2,000 and its largest customers were Ford, DaimlerChrysler and General Motors. At December 31, 2003, EFMG had 78 major facilities, operated in 16 countries and employed 17,100 people.

- Heavy Vehicle Technologies and Systems Group (HVTSG) manufactures and sells axles, brakes, driveshafts, chassis and suspension modules, ride controls and related modules and systems for the commercial and off-highway vehicle markets and transaxles, transmissions and electronic controls for the off-highway market. In 2003, HVTSG generated sales of $2,000 and its largest customers were PACCAR Inc., Volvo Group, and International Truck & Engine Corp. At December 31, 2003, HVTSG had 20 major facilities, operated in 12 countries and employed 7,000 people.

For nearly two decades, we were a leading provider of lease financing services in selected markets through our wholly owned subsidiary, Dana Credit Corporation (DCC). However, in October 2001, we determined that the sale of DCC's businesses would enable us to more sharply focus on our core businesses. During 2002 and 2003, we sold portions of DCC, bringing the total reduction in portfolio assets since we made the decision to exit this business to $850. This has reduced total portfolio assets to approximately $1,350 from $2,200 at the end of 2001. While some key pieces of DCC will be retained within Dana, significant assets remain for sale. During 2004, we will continue our effort to maximize the value of these assets to Dana and its shareholders.

The above description reflects our SBU structure at the end of 2003. Several changes were made to the SBUs during 2003, the most significant of which relate to the planned divestiture of substantially all of the AAG. Due to this announcement, the AAG is no longer reported as a business segment in our Business Segment footnote table.

Strategy

Our overall strategic direction is set out in our *Transformation 2005* business plan. Our goals under this plan represent an increased emphasis on anticipating the needs of our markets and serving our customers. The following are key elements of our plan:

Focus and Expand Core Businesses. We believe that our core businesses are the key to the long-term profitable growth of our company. These core businesses focus on the development, design and manufacture of our core products: axles, driveshafts, structures, fluid systems and bearing and sealing products. These businesses have leading market positions and brand equity and provide our customers with value-added solutions and products.

Our OE customers continue to target improved asset utilization, speed to market, lower cost, lower investment risk, and greater flexibility and to look for outsourcing alternatives. We expect that our global presence and technological and engineering capabilities, as well as our experience, scale of operations and long-standing relationships with major OE customers, will enable us to continue to take advantage of this opportunity. We project net new business, based on our review of our customers' production estimates, will add more than $400 to our sales revenue in 2004. The new business is not only with our traditional U.S.-based OE customers, but also with OEs such as BMW, Isuzu, Nissan and Toyota.

Focus on Capital and Operating Efficiency. In 2003, we continued to focus on opportunities to optimize our resources and reduce manufacturing costs and undertook initiatives to maximize our return on invested capital and to improve cash flow. One example of this improved efficiency is the integration of our formerly separate global light axle and driveshaft divisional headquarters and engineering operations into the new Automotive Systems Group Technology Center, located in Maumee, Ohio. This center has enabled us to better leverage the combined manufacturing, engineering and support capabilities of these units, fostering technology sharing, accelerating the development of world-class driveline systems and modules, and helping Dana respond more quickly and effectively to marketplace demands. On the operational side, we continued our efforts to outsource non-core manufacturing activity, as evidenced by the transfer of more than $140 annually in non-strategic axle component manufacturing to our Mexican partner, Spicer S.A. Additionally, we continued our efforts to reduce working capital and manage for cash.

Evaluate Strategic Alliances, Joint Ventures and Selected Divestiture and Acquisition Opportunities. Among the keys to our business plan is the concept of capitalizing on strategic alliances and joint ventures. Such relationships offer opportunities to expand our capabilities with a reduced level of investment and enhance our ability to provide the full scope of services required by our customers. We have a number of strategic alliances and joint ventures, including our Roadranger™ marketing program with Eaton Corporation and programs with GETRAG Cie, to strengthen our portfolio of advanced axle technologies; Chassis Systems Limited, a joint venture with GKN to supply vehicular frames to Land Rover and a joint venture with Emerson Electric Co. to develop and produce a series of actuator products and related components for the global electric steering market.

In 2003, we expanded our existing partnership with GETRAG to encompass a joint venture with Volvo Car Corporation to produce all-wheel-drive and chassis systems and components for passenger cars and sport utility vehicles.

Our divestiture activities in 2003 are described elsewhere in this report. In 2004, we will continue to evaluate remaining non-core operations for divestiture. We will also evaluate potential acquisition candidates that have product platforms complementary to our core OE businesses, strong operating potential and strong existing management teams. We believe that targeted acquisitions will help us achieve our long-term objectives.

2003 Overview

Improved performance best characterizes 2003 compared to 2002. Net income for the year ended December 31, 2003 increased by over $400 to $222 from a year earlier loss of $182. Net income in 2002 was adversely impacted by a $220 effect of a change in accounting for goodwill. Income from continuing operations increased by nearly $170 in 2003.

These performance improvements were linked in large part to the restructuring actions taken subsequent to the announcement of our restructuring program in December 2001. By the end of 2002 we had incurred nearly all of the charges associated with this program and many of the actions related to the announcements have been completed. The completion of such actions has enabled us to reduce costs.

Closely related to our restructuring actions has been the focus given to business components considered core to our strategy. Significant progress in divesting non-core business components has been made in 2003 and 2002. The sale of the engine management business highlighted our 2003 divestiture activity. In December 2003, we announced our intention to sell substantially all of the AAG. When completed, this transaction will represent the largest divestiture in our history.

Restructuring

In October 2001, we announced plans to accelerate the restructuring of our operations, to evaluate at least 30 facilities for closure and to reduce our workforce globally by more than 15%. As of December 31, 2003, we had closed or consolidated 35 of the 39 facilities selected for closure. When completed, these actions will have reduced our workforce — at all levels of the organization — by approximately 17% since October of 2001. The after-tax charges recorded in connection with this restructuring totaled approximately $442. We also sold portions of our Dana Credit Corporation (DCC) leasing operation, as described above.

Geographic Areas

We maintain administrative organizations in four regions — North America, Europe, South America and Asia Pacific — to facilitate financial and statutory reporting and tax compliance on a worldwide basis and to support our SBUs. Our operations are located in the following countries (shown by the regions in which we administer them):

North America	Europe		South America	Asia Pacific
Canada	Austria	Luxembourg	Argentina	Australia
Mexico	Belgium	Netherlands	Brazil	China
United States	France	Poland	Colombia	Indonesia
	Germany	Slovakia	South Africa	Japan
	India	Spain	Uruguay	Taiwan
	Ireland	Sweden	Venezuela	Thailand
	Italy	Turkey		
		United Kingdom		

Our non-U.S. subsidiaries and affiliates manufacture and sell a number of products similar to those we produce in the U.S. In addition to normal business risks, operations outside the U.S. may be subject to a greater risk of changing political, economic and social environments, changing governmental laws and regulations, currency revaluations and market fluctuations.

Consolidated non-U.S. sales were $3,176, or 40% of our 2003 consolidated sales. Including U.S. exports of $397, non-U.S. sales accounted for 45% of 2003 consolidated sales. Our non-U.S. net income was $221, as compared to consolidated net income of $222 in 2003. These amounts include $37 of equity in earnings of non-U.S. affiliates.

You can find more information about our regional operating results in "Note 22. Business Segments" on pages 74 — 80 of this annual report on Form 10-K.

Customer Dependence

We have thousands of customers around the world and have developed long-standing business relationships with many of them. Ford and DaimlerChrysler were the only individual customers accounting for 10% or more of our consolidated sales in 2003. We have been supplying products to these companies and their subsidiaries for many years. As a percentage of total sales, sales to Ford were 27%, 26% and 26% in 2003, 2002 and 2001, and sales to DaimlerChrysler were 10%, 14% and 14%. Loss of all or a substantial portion of our sales to Ford, DaimlerChrysler or other large volume customers would have a significant adverse effect on our financial results until such lost sales volume could be replaced. There would be no assurance, in such event, that the lost volume would be replaced.

Ford, DaimlerChrysler and some of our other customers periodically ask us to reduce the prices of our products. We discuss cost saving measures with these customers on an ongoing basis. In light of these requests, we cannot assure that we will be able to maintain or improve our historical levels of profitability.

Products

The following table presents the relative sales of our continuing operations by core product for the last three years:

	Percentage of Consolidated Sales		
	2003	2002	2001
Types of Products			
Axle	43%	44%	43%
Driveshaft	13	13	13
Fluid systems	11	11	11
Structural	11	10	9
Bearings and sealing	10	9	10
Other Engine	7	8	7
	95	95	93
Other	5	5	7
	100%	100%	100%

We do not consider our leasing service revenue to be sales and none of our other products individually accounted for 10% of sales in these periods.

Material Source and Supply

Our operating units purchase most of the raw materials (such as steel) and semi-processed or finished items (such as forgings and castings) used in our products from suppliers located within the same geographic regions. Generally, these materials are available from numerous qualified sources in quantities sufficient for our needs. Temporary shortages of a particular material or part occasionally occur, but we do not consider the overall availability of materials to be a significant risk factor for our operations.

A number of our steel suppliers implemented a price surcharge during the fourth quarter of 2003. Because this is a recent development, we have been unable to project the duration of these price surcharges or estimate the impact on our future results of operations.

Seasonality

Our businesses are not seasonal. However, sales to our OE manufacturing (OEMs) customers are closely related to their production schedules and historically those schedules have been strongest in the first two quarters of the year.

Backlog

Generally, our products are not on a backlog status. They are produced from readily available materials and have a relatively short manufacturing cycle. Each operating unit maintains its own inventories and production schedules and some of our products are available from more than one facility.

Competition

Within each of our continuing operating segments, we compete with a variety of independent suppliers and distributors, as well as the in-house operations of certain OEMs. We compete primarily on the basis of product quality, technology, cost, delivery and service.

A summary by operating segment is set forth below:

Automotive Systems Group — We are one of the primary independent suppliers in torque and traction technologies (axles, driveshafts, and drivelines), structural solutions (frames) and system integration technologies (including advanced modularity concepts and systems). Our primary competitors include American Axle, in-house operations of DaimlerChrysler, GKN, Magna, Tower Automotive, ThyssenKrupp, Visteon and ZF Group.

Engine and Fluid Management Group — We are one of the leading independent suppliers of sealing systems (gaskets and cam covers), thermal management (thermal acoustical shields, heat exchangers, and small radiators), fluid transfer (fuel rails, brake lines and HVAC routing) and power products (piston rings and engine bearings). On a global basis, our primary competitors in sealing systems are ElringKlinger, Federal Mogul and Freudenberg NOK. Competitors in thermal management include Behr, Delphi, Modine and Valeo. On the fluid transfer side of the business, we compete against companies such as Delphi, Eaton, Valeo and Visteon. Primary competitors on the power products side of the business include Federal Mogul and Mahle.

Heavy Vehicle Technologies and Systems Group — We are one of the primary independent suppliers of axles, driveshafts and brakes for both the medium and heavy truck markets, as well as various off-highway segments. With regard to the off-highway markets specifically, we also specialize in the manufacturing of transmissions. Our primary competition in North America includes ArvinMeritor in the heavy and medium markets and Hendrickson in the trailer market. Other major competitors in Europe include OEM vertically integrated operations in the heavy truck markets, as well as Carraro, ZF Group and OEM vertically integrated operations in the off-highway markets.

Patents and Trademarks

Our proprietary drivetrain, engine parts, chassis, structural components, fluid power systems and industrial power transmission product lines have strong identities in the markets we serve. Throughout these product lines, we manufacture and sell our products under a number of patents which have been obtained over a period of years and expire at various times. We consider each of these patents to be of value and aggressively protect our rights throughout the world against infringement. Because we are involved with many product lines, the loss or expiration of any particular patent would not materially affect our sales and profits.

We own or have licensed numerous trademarks which are registered in many countries, enabling us to market our products worldwide. Our Spicer®, Victor Reinz®, Wix®, Clevite®, Glacier® and Vandervell® trademarks, among others, are widely recognized in their respective industries.

Research and Development

Our objective is to be a leader in offering superior quality, technologically advanced products to our customers at competitive prices. To enhance quality and reduce costs, we use statistical process control, cellular manufacturing, flexible regional production and assembly, global sourcing and extensive employee training.

In addition, we engage in ongoing engineering, research and development activities to improve the reliability, performance and cost-effectiveness of our existing products and to design and develop disruptive products for existing and new applications. We are integrating related operations to create a more innovative environment, speed product development, maximize efficiency and improve communication and information sharing among our research and development operations. One example of locations where these efforts are being integrated is our new ASG Technology Center that opened in late 2003. At December 31, 2003, our SBUs had the following number of technical centers: ASG, 20; EFMG, 17 and HVTSG, 4. Our spending on engineering, research and development and quality control programs was $252 in 2003, $248 in 2002 and $260 in 2001.

Employment

Our worldwide employment (including consolidated subsidiaries) was approximately 59,000 at December 31, 2003, including approximately 14,000 associated with our discontinuing operations. This represents a 16% reduction from the number of people reported at the end of 2001, which is attributable to our restructuring activities and divestitures. We expect further reductions in 2004 as we complete the four final facility closures and the planned divestiture of substantially all of our Automotive Aftermarket businesses.

Environmental Compliance

We make capital expenditures in the normal course of business as necessary to ensure that our facilities are in compliance with applicable environmental laws and regulations. The cost of environmental compliance was not a material part of our capital expenditures and did not have a material adverse effect on our earnings or competitive position in 2003. We do not anticipate that future environmental compliance costs will be material. You can find more information in "Environmental Compliance and Remediation" under "Note 1. Summary of Significant Accounting Policies" on page 45 and under "Note 18. Commitments and Contingencies" on pages 68 through 71 of this annual report on Form 10-K.

Available Information

We make available free of charge on or through our Internet website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Exchange Act) as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Our Internet address is http://www.dana.com.

Executive Officers

The following table contains information about our current executive officers and their positions. All positions are with Dana unless otherwise indicated. Messrs. Carroll, Cole, Franklin and Richter are members of Dana's Policy Committee, which is responsible for our corporate strategies and partnership relations, as well as the development of our people, policies and philosophies.

In addition, Michael J. Burns has been named as Dana's Chief Executive Officer and President and as a director effective March 1, 2004. Mr. Burns, age 51, has been President of General Motors Europe since 1998.

Name	Age	Title
William J. Carroll	59	Acting President and Chief Operating Officer, President — Automotive Systems Group
Bernard N. Cole	61	President — Heavy Vehicle Technologies and Systems Group
Marvin A. Franklin, III	56	President — Dana International and Global Initiatives
Charles F. Heine	51	President — Technology Development and Diversified Products
James M. Laisure	52	President — Engine and Fluid Management Group
Terry R. McCormack	53	President — Automotive Aftermarket Group
Robert C. Richter	52	Vice President and Chief Financial Officer, Chairman — Dana Credit Corporation
Richard J. Westerheide	52	Chief Accounting Officer and Assistant Treasurer

William J. Carroll has been Acting President and Chief Operating Officer since September 23, 2003, and President — Automotive Systems Group and Chairman of DTF Trucking, Inc. since 1997. He will retire from Dana effective March 1, 2004.

Bernard N. Cole has been President — Heavy Vehicle Technologies and Systems Group since 2002. He was previously President — Off-Highway Systems Group (1997-2002) and President — Commercial Vehicle Systems (2002). He has been Chairman of Dana India Pvt. Ltd. since 2001.

Marvin A. Franklin, III has been President — Dana International & Global Initiatives since 2000. He was previously President — Dana International (1997-2000).

Charles F. Heine has been President — Technology Development and Diversified Products since 2001. He was previously President — Engine Systems Group (1998-2001).

James M. Laisure has been President — Engine and Fluid Management Group since 2001. He was previously President — Fluid Systems Group (2000-2001), Group Vice President — Fluid Systems Group (1999-2000) and Vice President — Modules and Systems Group (1996-1999).

Terry R. McCormack has been President — Automotive Aftermarket Group since 2000. He was previously President — Wix Worldwide Filtration (2000) and Vice President and General Manager for Wix Division, North America (1998-2000).

Robert C. Richter has been Vice President and Chief Financial Officer of Dana since 1999 and Chairman of Dana Credit Corporation since 2002.

Richard J. Westerheide has been Chief Accounting Officer and Assistant Treasurer since 2002. He was previously Group Controller — Engine Management Group (2000-2002) and, for Dana Credit Corporation, Vice President — Finance (2000) and Director of Accounting Policy and Financial Reporting (1998-2000).

Some of the above officers are appointed by the Board annually at its organizational meeting, as provided in our By-Laws, and hold office until their successors are appointed or their earlier death, retirement, resignation or removal. Others are appointed by the Board or designated by the Chief Executive Officer from time to time and serve, as applicable, at the pleasure of the Board or the CEO.

Item 2 — *Properties*

As shown in the following table, at December 31, 2003, our continuing operations had 251 manufacturing, distribution and service branch or office facilities worldwide. We own the majority of our manufacturing and larger distribution facilities. We lease certain manufacturing facilities and most of our smaller distribution outlets and financial service branches and offices.

Dana Facilities by Geographic Region

Type of Facility	North America	Europe	South America	Asia/ Pacific	Total
Manufacturing	95	33	29	11	168
Distribution	16	6	9	1	32
Service branches, offices	31	10	5	5	51
Total Continuing Operations	142	49	43	17	251
Discontinued Operations	56	31	25	2	114
Total	198	80	68	19	365

Item 3 — *Legal Proceedings*

We are a party to various pending judicial and administrative proceedings arising in the ordinary course of business. After reviewing the proceedings that are currently pending (including the probable outcomes, reasonably anticipated costs and expenses, availability and limits of our insurance coverage, and our established reserves for uninsured liabilities), we do not believe that any liabilities that may result from these proceedings are reasonably likely to have a material adverse effect on our liquidity, financial condition or results of operations.

Environmental Proceedings. In our reports for the quarterly periods ended June 30, 2003, and September 30, 2003, we discussed an environmental matter in which the U.S. Department of Justice (DOJ) had proposed a consent decree and a $0.7 fine in connection with alleged violations of the U.S. Clean Water Act at our facility at Harvey Street, Muskegon, Michigan. We have submitted a proposal to the DOJ to undertake certain supplemental environmental projects to reduce or offset the amount of the proposed fine. The DOJ is reviewing our proposal and the matter is pending.

In addition, we reported in our annual report for the year ended December 31, 2002, an environmental proceeding involving our plant at Sanford Street in Muskegon, Michigan. That facility had received a notice of an enforcement action and a proposed consent order from the Michigan Department of Environmental Quality (MDEQ) alleging various air permit and rule violations. The alleged violations related to smoke and odor complaints from neighbors, failure to have permits for the installation of certain engine test cells and noncompliance with certain record keeping requirements. Negotiations with the MDEQ resulted in a final consent order with a fine of $0.1. The MDEQ released this order for public comment in December 2002, and the matter is pending.

Litigation. In our reports for the quarterly periods ended June 30, 2003, and September 30, 2003, we also discussed a number of lawsuits that had been filed in various courts in connection with the $15.00 per share cash tender offer for all of the outstanding shares of our common stock that was commenced by Delta Acquisition Corp. (the Offeror), a subsidiary of ArvinMeritor, Inc. (ArvinMeritor), on July 9, 2003, and raised to $18.00 per share on November 17, 2003 (the Offer). The Offer was withdrawn on November 23, 2003, and we are updating the information in those reports as follows.

Following the withdrawal of the Offer, the parties reached an agreement to dismiss the two actions brought by ArvinMeritor and the Offeror against Dana and its directors in Virginia and the action brought by Dana against ArvinMeritor in Ohio. These three lawsuits remain pending, awaiting the execution and filing of stipulated dismissals.

The two purported shareholder actions brought in Virginia against Dana and its directors (*In re Dana Corporation Shareholder Litigation* and *Kincheloe v. Dana Corp., et al.*) remain pending. We do not expect any material developments in these lawsuits in the future.

Dana's action against UBS Securities LLC and UBS A.G. in New York was settled in the fourth quarter of 2003.

You can find more information about our legal proceedings under "Note 18. Commitments and Contingencies" on pages 68 — 71 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 13 — 35 of this annual report on Form 10-K.

Item 4 — *Submission of Matters to a Vote of Security Holders*

-None-

PART II

Item 5 — *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our common stock is listed on the New York Stock Exchange and the Pacific Exchange. On February 20, 2004, there were approximately 37,000 shareholders of record.

We have paid quarterly cash dividends on our common stock since 1942. Information regarding the quarterly ranges of our stock price and dividends declared and paid during 2003 and 2002 is presented in the following table.

	Stock Price						Cash Dividends Declared and Paid	
	2003			2002				
Quarter Ended	**High**	**Low**	**Close**	High	Low	Close	**2003**	2002
March 31	**$12.58**	**$ 6.15**	**$ 7.06**	$22.29	$13.05	$21.47	**$0.01**	$0.01
June 30	**11.94**	**6.99**	**11.56**	23.22	16.90	18.53	**0.01**	0.01
September 30	**17.19**	**11.14**	**15.43**	18.76	12.38	13.08	**0.01**	0.01
December 31	**18.40**	**14.60**	**18.35**	13.96	9.28	11.76	**0.06**	0.01

Item 6 — *Selected Financial Data*

The following table sets forth selected financial information for our company. The financial information for the years ended December 31, 2003, 2002 and 2001 and as of December 31, 2003 and 2002 has been derived from our audited consolidated financial statements included elsewhere in this report. The financial information for the years ended 2000, 1999, 1998 and 1997, and as of December 31, 2001, 2000, 1999, 1998 and 1997 has been derived from our audited consolidated financial statements not included in this report. The financial information for the years ended December 31, 1997 through 2002 has been reclassified to reflect substantially all of our Automotive Aftermarket Group as a discontinued operation based on our decision in the fourth quarter of 2003 to sell those operations. We adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002. SFAS No. 142 does not provide for restatement of prior periods; however, we have provided the after-tax amount of goodwill amortization and adjusted net income (loss) for the years 1997 through 2001 in the table.

The historical selected financial information may not be representative of our future performance and should be read in conjunction with the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included in Items 7 and 8, respectively.

(Dollars in millions, except per share amounts)	2003	2002	2001	2000	1999	1998	1997
	Year Ended December 31,						
Summary of Operations:							
Net Sales	**$7,918**	$7,501	$7,480	$9,282	$9,859	$9,295	$9,421
Cost of Sales	**7,245**	6,804	6,844	8,121	8,463	8,010	8,227
Pre-Tax Income (Loss) of Continuing Operations	**81**	(114)	(348)	385	450	465	492
Income (Loss) from Continuing Operations	**175**	6	(205)	280	337	376	299
Income (Loss) from Discontinued Operations	**47**	32	(93)	54	176	158	21
Effect of Change of Accounting		(220)					
Net Income (Loss)	**222**	(182)	(298)	334	513	534	320
Income (Loss) per Common Share — Basic							
Continuing Operations	**1.17**	0.04	(1.38)	1.84	2.04	2.28	1.84
Discontinued Operations	**0.32**	0.22	(0.63)	0.36	1.06	0.96	0.13
Effect of Change in Accounting		(1.49)					
Net Income (Loss)	**1.49**	(1.23)	(2.01)	2.20	3.10	3.24	1.97
Income (Loss) per Common Share — Diluted							
Continuing Operations	**1.17**	0.04	(1.38)	1.83	2.02	2.25	1.81
Discontinued Operations	**0.32**	0.22	(0.63)	0.35	1.06	0.95	0.13
Effect of Change in Accounting		(1.48)					
Net Income (Loss)	**1.49**	(1.22)	(2.01)	2.18	3.08	3.20	1.94
Cash Dividends per Common Share	**0.09**	0.04	0.94	1.24	1.24	1.14	1.04
Common Stock Data:							
Average Number of Shares Outstanding							
Basic	**148**	148	148	152	165	165	163
Diluted	**149**	149	148	153	166	167	165
Stock Price							
High	**$18.40**	$23.22	$26.90	$33.25	$54.06	$61.50	$54.38
Low	**6.15**	9.28	10.25	12.81	26.00	31.31	30.63
Close	**18.35**	11.76	13.88	15.31	29.94	40.88	47.50

	2003	2002	2001	2000	1999	1998	1997
	As of December 31,						
Summary of Financial Condition:							
Total Assets	**$9,617**	$9,553	$10,207	$11,236	$11,123	$10,138	$9,511
Short-Term Debt	**493**	287	1,120	1,945	1,418	1,698	1,693
Long-Term Debt	**2,605**	3,215	3,008	2,649	2,732	1,718	1,790
Total Shareholders' Equity	**2,050**	1,482	1,958	2,628	2,957	2,940	2,602
Book Value per Common Share	**13.83**	10.00	13.18	17.77	18.12	17.74	15.89

SFAS No. 142, "Goodwill and Other Intangible Assets," which we adopted effective January 1, 2002, does not provide for restatement of prior periods. The amounts below present the amount of goodwill amortization, net of the related income benefits, included in reported net income (loss) and pro forma net income (loss) as if SFAS No. 142 had been adopted prior to the earliest year presented.

	2001	2000	1999	1998	1997
Net Income (Loss)	$ (298)	$ 334	$ 513	$ 534	$ 320
Effect of Goodwill Amortization	32	33	35	32	32
Adjusted Net Income (Loss)	$ (266)	$ 367	$ 548	$ 566	$ 352

Item 7 — *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Dollars in millions

Overview

Strategic Actions

During the past year, we made significant moves to sharpen the strategic focus of our business on the light vehicle, commercial vehicle and off-highway original equipment marketplace.

Divestitures

A number of businesses that we deemed non-strategic were divested in 2002 and 2003. In June 2003, we completed the sale of our Engine Management aftermarket business with annual sales of approximately $300. More recently, in December 2003, we announced plans to divest substantially all of our Automotive Aftermarket Group, which had sales of more than $2,000 in 2003 and employed approximately 14,000 people. These businesses are now classified as discontinued operations in our financial statements. Upon completion of the divestiture of the Automotive Aftermarket business, when combined with the other divestitures closed during the last three years, we will have divested businesses that previously reported annual sales of more than $3,000.

Additionally, in 2001 we commenced the divestiture of a major portion of our leasing operation, Dana Credit Corporation (DCC). To date, divestitures and normal run-off have reduced DCC's portfolio assets by approximately $850; we expect continued asset dispositions over the next few years.

Outsourcing Non-Core Manufacturing

Within our core businesses, we have looked closely at the manufacturing processes that are key to the product technology and service value package we supply our customers. In this regard, we have divested non-core product manufacturing to third parties or, in some cases, transferred such manufacturing to our international affiliates who consider it core to their business.

Strategic Partnerships

Strategic alliances continue to be an important component of our strategy, either in supporting our global expansion, enhancing our technology or improving our cost competitiveness. During 2003, we signed a new joint venture agreement with GETRAG (one of our European partners) and Volvo Car Corporation to produce all-wheel-drive systems in Europe, and we announced plans to form a joint venture with Dongfeng to develop and produce commercial vehicle axles in China.

Another important strategic partnership entered this past year was our agreement with the United Auto Workers. This agreement established collective bargaining and representation principles governing our automotive assembly and manufacturing facilities in the United States that serve DaimlerChrysler AG, Ford Motor Company and General Motors Corporation. The cooperative approach embodied in this agreement is expected to contribute to our business growth, improve our productivity and enhance our operational cost efficiency.

Market Outlook

Our industry is prone to fluctuations in demand over the business cycle. Production levels in our key markets for the past three years, along with Dana's outlook for 2004, are shown below.

	Production in Units			
	2001	2002	2003	Dana's Outlook 2004
Light Vehicle (in millions):				
North America	15.5	16.4	15.9	16.2
Europe	20.5	20.8	21.0	21.5
Asia Pacific	16.0	18.1	18.5	19.6
South America	2.4	1.9	1.9	2.3
Commercial Vehicle (in thousands):				
North America Class 5-7	176	189	195	211
Class 8	146	181	176	245

North American light duty production levels have been relatively stable the past few years. A significant development in this market since 2001 has been the increased use of incentives by our customers to stimulate and maintain demand levels. Reasonable levels of vehicle inventories at the end of 2003 and generally positive trends in key macroeconomic indicators suggest stronger overall production in 2004.

A challenge that we and others in the light vehicle market face is the continued price reduction pressure from our customers. Our largest customers in this market — the U.S.-based original equipment manufacturers — have experienced market share erosion to other international light vehicle manufacturers over the past few years, thereby putting additional pressure on their profitability. To the extent this trend continues, we expect the price reduction demands to continue. Our restructuring, divestitures and outsourcing initiatives have helped position us for this increasingly competitive landscape. Ongoing cost reduction programs, like our lean manufacturing and six sigma blackbelt programs, will continue to be important to sustaining and improving our margins.

The commercial vehicle market has been at the bottom of its business cycle during the past two years. Orders in both the medium and heavy-duty North American markets have been strengthening in recent months with inventories remaining stable. Consequently, the recovery in these markets appears to be underway, supporting our improved production outlook for 2004.

In our other markets — off highway, European commercial vehicles and light vehicles in the Asia Pacific and South American regions — we expect either stable or improving production demand in 2004.

Other Key Factors

In our markets, concentration of business with certain customers is common, so our efforts to achieve additional diversification are important. In the light vehicle market, we have been successful in gaining new business with several international manufacturers over the past few years. We expect greater customer diversity as more of this business comes on stream and we gain additional business with these customers.

Broadening our global presence will also be increasingly important in the months ahead. Global sourcing presents opportunities to improve our competitive cost position, as well as take advantage of higher expected growth in emerging markets such as China and India. A number of our steel suppliers implemented a price surcharge during the fourth quarter of 2003. Because this is a recent development, we have been unable to project the duration of these price surcharges or estimate the impact on our future results of operations.

Another key factor in our future success is technology. We are continuing to invest in advanced product and process technologies as we believe that they, as much as any factor, are critical to improving our competitive position and profitability. In keeping with these efforts, our recent moves to focus even more on our core original equipment markets will enable us to capitalize on the continuing trends toward modularity and systems integration in these markets.

New Business

In the OE vehicular business, new programs are generally awarded to suppliers well in advance of the expected start of production. The amount of lead time varies based on the nature of the product, size of the program and required start-up investment. The awarding of new business often coincides with model changes on the part of vehicle manufacturers. Given the cost and service concerns associated with changing suppliers, we expect to retain any awarded business over the vehicle life, which is typically several years.

During 2003, more than $400 of our sales increase resulted from the addition of net new business — new business in excess of lost business. As of December 31, 2003, we expected net new business to contribute a minimum of $400 to our 2004 sales. Beyond 2004, based on business already awarded or lost, we expect net new business contributions through 2009.

Summary

Over the last three years, we have repositioned the organization — through divestitures, restructuring, outsourcing and strategic partnerships — to be more strategically focused and more competitive. In the process, we have downsized from a company with sales in excess of $13,000 (before adjustments to reflect discontinued businesses) to a company with 2003 sales of just under $8,000 reported by our continuing operations. At the same time, we have improved our overall profitability and financial position. With a more focused strategy and improved financial situation, we are better positioned to grow the business in our core markets.

Liquidity and Capital Resources

Cash Flows (2003 versus 2002)

	2003	2002	Dollar Change
Cash Flows from Operating Activities:			
Net income (loss)	**$222**	$(182)	$ 404
Effect of change in accounting		220	(220)
Depreciation and amortization	**394**	478	(84)
Deferred income taxes	**(35)**	(135)	100
Unremitted earnings of affiliates	**(49)**	(43)	(6)
Gains on divestitures and asset sales	**(47)**	(53)	6
Asset impairment charges	**21**	114	(93)
Decrease (increase) in operating working capital	**(212)**	50	(262)
Other	**41**	72	(31)
Cash flows from operating activities	**$335**	$ 521	$(186)

For a number of reasons, the substantial increase in net income did not translate into stronger operating cash flow in 2003 when compared to 2002. After considering the non-cash nature of the effect of changing our method of accounting for goodwill in 2002, our earnings improvement was limited to $184. Depreciation and amortization declined in 2003, the result of tightened capital spend and significant divestitures during the last three years. Deferred tax benefits negatively impacted cash from operations again in 2003, but the $35 adjustment compares favorably with the amount added back in 2002. The amount by which equity earnings exceeded dividends received from our equity affiliates increased slightly in

2003. The amount of impairment charges added back as a non-cash item was lower in 2003 as our restructuring program neared its conclusion. Our recent success in reducing working capital did not continue in 2003 as working capital increased by more than $200. Amounts invested in tooling and not yet recovered from customers and increases in accounts receivable and inventory, only partially offset by an income tax refund, pushed working capital higher. Working capital in both 2003 and 2002 was also negatively affected by payments against restructuring accruals of $145 and $142, respectively. Overall, cash flows from operations totaled $335 in 2003.

	2003	2002	Dollar Change
Cash Flows from Investing Activities:			
Purchases of property, plant and equipment	**$(305)**	$(375)	$ 70
Divestitures	**145**	506	(361)
Proceeds from sales of leasing subsidiary assets	**193**	248	(55)
Proceeds from sales of other assets	**89**	101	(12)
Other	**87**	45	42
Cash flows from investing activities	**$ 209**	$ 525	$(316)

Control over capital spending remained tight in 2003. While less than half the amount spent in 2000, the 2003 outlays for machinery and equipment were more in line with the operations that remain after major divestitures and outsourcing initiatives. Expenditures have been focused on opportunities to leverage technology and support new customer programs. We expect to see capital spending in 2004 increase to levels approximating depreciation expense.

Divestiture activities were limited in 2003 in terms of proceeds received, but those proceeds were supplemented by the cash generated on asset sales, many of which were related to consolidation or outsourcing efforts. Within our leasing operations, we continued to make progress on reducing the lease investment portfolio. Overall, we generated more than $200 in connection with our net investing activities.

	2003	2002	Dollar Change
Cash Flows from Financing Activities:			
Net change in short-term debt	**$(113)**	$(556)	$443
Issuance of long-term debt		285	(285)
Payments on and repurchases of long-term debt	**(272)**	(467)	195
Dividends paid	**(14)**	(6)	(8)
Other	**17**	72	(55)
Cash flows from financing activities	**$(382)**	$(672)	$290

We used the cash generated by our operating and investing activities to meet scheduled debt payments and reduce the amount outstanding under our short-term facilities. We also spent $140 to repurchase notes having a face amount of $158, generating a pre-tax gain of $15 after considering the unamortized issuance costs and original issuance discount. Cash collected upon the termination of interest rate swaps accounted for a substantial majority of the remaining inflows in both 2003 and 2002.

Managing our cash remains a high priority. Our estimate of cash outlays related to restructuring activities is $80 for 2004 and we expect to reduce working capital, exclusive of our restructuring activities, by $100 based on the projected levels of production for 2004. Within our investing activities, we expect the proceeds from the divestiture of the Automotive Aftermarket business to exceed its book value. Achieving these targets would enable us to reduce debt, invest in other business opportunities and contribute to our pension plans.

Cash Flows (2002 versus 2001)

	2002	2001	Dollar Change
Cash Flows from Operating Activities:			
Net income (loss)	$(182)	$(298)	$ 116
Effect of change in accounting	220		220
Depreciation and amortization	478	548	(70)
Deferred income taxes	(135)	(116)	(19)
Unremitted earnings of affiliates	(43)	4	(47)
Gains on divestitures and asset sales	(53)	(10)	(43)
Asset impairment charges	114	206	(92)
Decrease (increase) in operating working capital	50	407	(357)
Other	72	(102)	174
Cash flows from operating activities	$ 521	$ 639	$(118)

Net income in 2002, after adding back the non-cash impact of our change in accounting for goodwill, contributed $336 more to operating cash flows than in 2001. Operating cash flow produced from depreciation declined in 2002 because of our reduced capital spending in 2001 and 2002, as spending was substantially below depreciation levels in both years. The non-cash impact of impairment charges on operating cash flows resulted from a higher level of restructuring announcements in 2001 compared to 2002, each of which related to the overall restructuring program announced during the fourth quarter of 2001. Operating working capital decreased significantly in 2001 as we addressed the high levels of working capital in our AAG SBU. Working capital, especially inventory, was abnormally high in 2000 in certain of the AAG units that were in the process of consolidating distribution centers and had built bridge inventories to meet customer demand during the consolidation. These inventories were reduced in 2001. The pace of improvement in working capital levels slowed in 2002 in large part due to cash payments associated with our restructuring plans.

	2002	2001	Dollar Change
Cash Flows from Investing Activities:			
Purchases of property, plant and equipment	$(375)	$(425)	$ 50
Divestitures	506	236	270
Proceeds from sales of leasing subsidiary assets	248	60	188
Proceeds from sales of other assets	101	132	(31)
Other	45	76	(31)
Cash flows from investing activities	$ 525	$ 79	$446

Cash flows from investing activities in 2002 benefited from cash generated by divestitures of non-core businesses during the year, including FTE, Boston Weatherhead Division and certain smaller business units. In addition, sales of DCC assets were significantly higher in 2002 as a result of sale transaction activity occurring subsequent to our announcement in the fourth quarter of 2001 of our intention to sell a substantial portion of DCC's assets. Investing cash flows also benefited from reduced capital spending in 2002 as compared to 2001.

	2002	2001	Dollar Change
Cash Flows from Financing Activities:			
Net change in short-term debt	$(556)	$(888)	$332
Issuance of long-term debt	285	847	(562)
Payments on long-term debt	(467)	(501)	34
Dividends paid	(6)	(140)	134
Other	72	(16)	88
Cash flows from financing activities	$(672)	$(698)	$ 26

Cash flows from financing activities were essentially the same in 2002 and 2001. Net debt repayments (long-term and short-term, net of new borrowings) were nearly $200 higher in 2002 compared to 2001 as we sought to reduce aggregate debt levels. Some of the cash available to accomplish this was made available due to lower amounts paid out in cash dividends in 2002 as compared to 2001.

Financing Activities — Committed and uncommitted credit lines enable us to make borrowings to supplement the cash flow generated by our operations. Excluding DCC, we had committed and uncommitted borrowing lines of $1,315 at December 31, 2003. This amount included our long-term credit facility in the amount of $400, which matures in November 2005. The interest rates under this facility equal the London interbank offered rate (LIBOR) or the prime rate, plus a spread that varies depending on our credit ratings. Under this facility, we may borrow amounts up to $50 on an unsecured basis, provided such amounts are not outstanding for more than five business days or borrowed within a five-day period after repayment of all previous advances. For any other borrowings, we must provide certain inventory and other collateral, as permitted within the limits of our indentures. These provisions of the facility terminate if our credit ratings reach Baa3 by Moody's and BBB- by S&P. We also have an accounts receivable securitization program that provides up to $400 to meet our periodic demands for short-term financing. The amounts available under the program are subject to reduction based on adverse changes in the credit ratings of our customers, customer concentration levels or certain characteristics of the underlying accounts receivable. This program is subject to possible termination by the lenders in the event our credit ratings are lowered below B1 by Moody's Investor Service (Moody's) and B+ by Standard and Poor's (S&P). As of February 17, 2004, we were rated Ba3 by Moody's and BB by S&P. In anticipation of the sale of substantially all of our Automotive Aftermarket Group, we will seek to arrange an additional financing facility to augment the accounts receivable securitization program. Our preliminary assessment, based on an average historical volume of AAG receivables, indicated that the withdrawal of AAG would decrease the amount available under the existing program by approximately $200. At the end of 2003, borrowings outstanding under the various Dana lines consisted of $24 drawn by non-U.S. subsidiaries against uncommitted lines. No amounts were outstanding under the accounts receivable program or the long-term credit facility.

Dana's long-term credit facility requires us to improve upon specified financial ratios as of the end of certain specified quarters, including the ratio of net senior debt to tangible net worth; the ratio of earnings before interest, taxes and depreciation and amortization (EBITDA) less capital spend to interest expense; and the ratio of net senior debt to EBITDA. Specifically, the ratios are: (i) net senior debt to tangible net worth of not more than 1.10:1 at December 31, 2003 and thereafter; (ii) EBITDA (as defined in the facility) minus capital expenditures to interest expense of not less than 1.90:1 at December 31, 2003, 2.25:1 at March 31, 2004 and 2.50:1 at June 30, 2004 and thereafter; and (iii) net senior debt to EBITDA of not greater than 2.90:1 at December 31, 2003 and 2.50:1 at March 31, 2004 and thereafter. The ratio calculations are based on Dana's consolidated financial statements with DCC accounted for on an equity basis. We were in compliance with all of these ratio requirements at December 31, 2003.

In addition, DCC has a revolving credit facility. The amount available under the facility was reduced by $150 in 2003 as a result of renegotiating the facility and applying a provision that calls for reducing the line by two-thirds of the net cash proceeds from any sales of DCC assets. The facility had a maximum borrowing capacity of $100 at December 31, 2003 and is subject to further proceeds-based reductions until its June 2004 maturity. Interest rates under the facility equal LIBOR or the prime rate, plus a spread that varies depending on DCC's credit ratings. At December 31, 2003, there was $30 outstanding under DCC's revolving credit facility.

Because our financial performance is impacted by various economic, financial and industry factors, we cannot say with certainty whether we will satisfy the covenants under these long-term bank facilities in the future. Noncompliance with these covenants would constitute an event of default, allowing the lenders to accelerate the repayment of any borrowings outstanding under the facilities. While no assurance can be given, we believe that we would be able to successfully negotiate amended covenants or obtain waivers if an event of default were imminent; however, we might be required to provide additional collateral to the lenders or make other financial concessions. Default under the credit facilities or any of our significant note agreements may result in defaults under our other debt instruments. Our business, results of operations and financial condition could be adversely affected if we were unable to successfully negotiate amended covenants or obtain waivers on acceptable terms.

Based on our rolling six-quarter forecast, we expect our cash flows from operations, combined with these credit facilities and the accounts receivable securitization program, to provide sufficient liquidity to fund our debt service obligations, projected working capital requirements, restructuring obligations and capital spending for a period that includes the next twelve months.

Hedging Activities — At December 31, 2003, we had a number of open forward contracts to hedge against certain anticipated net purchase and sale commitments. These contracts are for a short duration and none extends beyond the first quarter of 2005. The aggregate fair value of these contracts is a favorable amount approximating $3. These contracts have been valued by independent financial institutions using the exchange spot rate on December 31, 2003, plus or minus quoted forward basis points, to determine a settlement value for each contract.

In order to provide a better balance of fixed and variable rate debt, we have interest rate swap agreements in place to effectively convert the fixed interest rate on certain of our notes to variable rates. These swap agreements have been designated as fair value hedges and the impact of the change in their value is offset by an equal and opposite change in the carrying value of the notes. In May 2003, we received $18 in connection with terminating two of the swap agreements. Because these agreements had been designated as fair value hedges of the corresponding notes, the carrying value of the notes had been adjusted to offset the recent increases in the fair value of the swap agreements. This valuation adjustment will be amortized as a reduction of interest expense over the remaining life of the notes. The terminated agreements were replaced with new swap agreements. Under the current agreements, we receive an average fixed rate of interest of 9.26% on notional amounts of $825 and €200 and we pay a variable rate based on either LIBOR, plus a spread, or EURIBOR, plus a spread, respectively. As of December 31, 2003, the average variable rate under these agreements approximated 6.38%. The swap agreements expire in August 2011 ($575 and €200) and March 2010 ($250), coinciding with the terms of the hedged notes. Based on the aggregate fair value of these agreements at December 31, 2003, we recorded a noncurrent liability of $11 and offset the carrying value of long-term debt. This adjustment of long-term debt, which does not affect the scheduled principal payments, will fluctuate with the fair value of the swap agreements and will not be amortized if the swap agreements remain open.

DCC was party to interest rate swaps which provided for DCC to receive payments based on prevailing short-term market rates and pay a 7.95% fixed rate on a notional amount of $45. These agreements expired in the second half of 2003 coincident with the maturity of the medium-term notes which they hedged.

The fair values of the Dana swap agreements were an aggregate liability of $11 at December 31, 2003. The fair values of all swap agreements were determined by obtaining pricing estimates from independent financial institutions.

Cash Obligations — Under various agreements, we are obligated to make future cash payments in fixed amounts. These include payments under our long-term debt agreements, rent payments required under operating lease agreements and payments for equipment, other fixed assets and certain raw materials.

The following table summarizes our fixed cash obligations over various future periods.

		Payments Due by Period			
Contractual Cash Obligations	**Total**	**Less than 1 Year**	**1-3 Years**	**4-5 Years**	**After 5 Years**
Principal of Long-Term Debt	$3,044	$439	$159	$507	$1,939
Operating Leases	378	73	107	69	129
Unconditional Purchase Obligations	224	159	43	22	
Other Long-Term Liabilities	1,338	154	252	267	665
Total Contractual Cash Obligations	$4,984	$825	$561	$865	$2,733

The unconditional purchase obligations presented are comprised principally of commitments for procurement of fixed assets and the purchase of raw materials.

We have a number of sourcing arrangements with suppliers for various component parts used in the assembly of certain of our products. These arrangements include agreements to procure certain outsourced components that we had manufactured ourselves in earlier years. These agreements do not contain any specific minimum quantities that we must order in any given year, but generally require that we purchase the specific component exclusively from the supplier over the term of the agreement. Accordingly, our cash obligation under these agreements is not fixed. However, if we were to estimate volumes to be purchased under these agreements based on our forecasts for 2004 and assume that the volumes were constant over the respective contract periods, the annual purchases from those agreements where we estimate the annual volume would exceed $20 would be as follows for our continuing operations: $767 in 2004, $1,353 in 2005 and 2006 combined, $1,077 in 2007 and 2008 combined and $1,623 thereafter.

Other Long-Term Liabilities include estimated obligations under our retiree healthcare programs and the estimated 2004 contribution to our U.S. defined benefit pension plans. Obligations under the retiree healthcare programs are not fixed commitments and will vary depending on various factors, including the level of participant utilization and inflation. Our estimates of the payments to be made through 2008 considered recent payment trends and certain of our actuarial assumptions. We have not estimated pension contributions beyond 2004 due to the significant impact that return on plan assets, changes in discount rates and a potential additional contribution in 2004 might have on such amounts.

In addition to fixed cash commitments, we may have future cash payment obligations under arrangements where we are contingently obligated if certain events occur or conditions are present. We have guaranteed $1 of short-term borrowings of a non-U.S. affiliate accounted for under the equity method of accounting. In addition, DCC has guaranteed portions of the borrowings of its affiliates that are accounted for under the equity method. DCC's aggregate exposure under one of the guarantees is $6. Under another guarantee, DCC's exposure for changes in interest rates resulting from specific events described in the financing arrangements would vary but should not exceed $32.

We procure tooling from a variety of suppliers. In certain instances, in lieu of making progress payments on the tooling, we may guarantee a tooling supplier's obligations under its credit facility secured by the specific tooling purchase order. Our Board authorization permits us to issue tooling guarantees up to $80 for these programs. At December 31, 2003, we had an $18 guarantee outstanding in connection with a tooling order for one of our OE programs. We do not expect such guarantees for this program to exceed $40.

At December 31, 2003, we maintained cash balances of $195 on deposit with financial institutions, of which $98 may not be withdrawn, to support stand-by letters of credit, surety bonds or trusteed certificate accounts amounting to $237 issued on our behalf by financial institutions. These financial instruments, which are used principally for the purpose of meeting various states' requirements in order to self-insure our workers compensation obligations, are expected to be renewed each year. We accrue the estimated liability for workers compensation claims, including incurred but not reported claims. Accordingly, no significant impact on our financial condition would result if the letters of credit were drawn or the surety bonds or certificate accounts were called.

In connection with certain of our divestitures, there may be future claims and proceedings instituted or asserted against us relative to the period of our ownership or pursuant to indemnifications or guarantees provided in connection with the respective transactions. The estimated maximum potential amount of payments under these obligations is not determinable due to the significant number of divestitures and lack of a stated maximum liability for certain matters. In some cases, we have insurance coverage available to satisfy claims related to the divested businesses. We believe that payments, if any, in excess of amounts provided or insured related to such matters are not reasonably likely to have a material adverse effect on our liquidity, financial condition or results of operations.

Contingencies — We are a party to various pending judicial and administrative proceedings arising in the ordinary course of business. These include, among others, proceedings based on product liability claims and alleged violations of environmental laws. We have reviewed our pending judicial and legal proceedings, including the probable outcomes, reasonably anticipated costs and expenses, availability and limits of our insurance coverage and our established reserves for uninsured liabilities. We do not believe that any liabilities that may result from these proceedings are reasonably likely to have a material adverse effect on our liquidity, financial condition or results of operations.

Asbestos — Related Product Liabilities — Since the mid-1980s, we have been a defendant in asbestos bodily injury litigation. For most of this period, our asbestos-related claims were administered by the Center for Claims Resolution (CCR), which settled claims for its member companies on a shared settlement cost basis. In February 2001, the CCR was reorganized and discontinued negotiating shared settlements. Since then, we have independently controlled our legal strategy and settlements. In August 2001, we retained Peterson Asbestos Consulting Enterprise (PACE), a subsidiary of Peterson Consulting, Inc., to administer our claims, bill our insurance carriers and assist us in claims negotiation and resolution.

At December 31, 2003, we had approximately 149,000 pending asbestos-related product liability claims, consisting of approximately 139,000 unresolved claims and approximately 10,000 claims settled pending payment (including 7,000 claims remaining from when we were a member of the CCR and 3,000 claims we have settled subsequently). This compares to approximately 139,000 pending claims that we reported at December 31, 2002, consisting of approximately 115,000 unresolved claims and approximately 24,000 claims settled pending payment (including 14,000 claims remaining from when we were a member of the CCR and 10,000 claims we have settled subsequently). We believe that we are now being named in more claims because claimants are routinely naming many former CCR members in individual claims, and that more of our claims are now pending for longer periods because we are aggressively defending claims which might previously have been settled by the CCR. We attribute the increase in the number of claims which occurred in the first half of 2003 in large part to the delayed service of numerous complaints that had been filed in Mississippi in advance of the January 1, 2003 effective date of new laws limiting the filing of tort claims in that state. Many of these were amended claims that had not originally named Dana as a defendant. The number of pending claims declined by 5,000 in the fourth quarter of 2003.

The overall increase in the number of pending claims has not materially affected our aggregate loss estimate for such claims. At December 31, 2003, we had accrued $133 for indemnity and defense costs for contingent asbestos-related product liability claims and recorded $113 as an asset for probable recoveries from insurers for such claims, compared to $124 accrued for such liabilities and $105 recorded as an asset at December 31, 2002. We review our claims database annually and make adjustments to our loss estimates if appropriate. While we expect our legal defense costs will continue at higher levels than when we were a member of the CCR, we believe that our litigation strategy has reduced and will continue to reduce our indemnity costs. We have agreements with our insurance carriers providing for the payment of a significant majority of the defense and indemnity costs for the pending claims, as well as claims which may be filed against us in the future. We cannot estimate possible losses in excess of those for which we have accrued because we cannot predict how many additional claims may be brought against us in the future, the allegations in such claims or their probable outcomes.

At December 31, 2003 and 2002, we had amounts receivable from our insurers and others of $33 and $38, respectively, representing reimbursements for settled claims and related defense costs. These receivables include billings in progress and amounts subject to alternate dispute resolution proceedings with certain of our insurers. Substantial progress has been made in those proceedings and we expect the outcome to be favorable. However, the amount receivable may increase until the proceedings are ultimately concluded. During 2003, we received $4 from the CCR as a refund of previous settlement advances and $21 from our insurers as reimbursement for defense and indemnity costs. Additional amounts were billed to our insurers for amounts we paid in 2003 in defense and indemnity costs.

Other Product Liabilities — At December 31, 2003, we had accrued $12 for contingent non-asbestos product liability costs, compared to $10 at December 31, 2002, with no recovery expected from third parties at either date. If there is a range of equally probable outcomes, we accrue the lower end of the range. The difference between our minimum and maximum estimates for these liabilities was $12 at both dates.

Environmental Liabilities — We estimate contingent environmental liabilities based on the most probable method of remediation, current laws and regulations and existing technology. Estimates are made on an undiscounted basis and exclude the effects of inflation. If there is a range of equally probable remediation methods or outcomes, we accrue the lower end of the range. Dana is a potentially responsible party at the Hamilton Avenue Industrial Park Superfund site in New Jersey. The site has three "Operable Units." We have estimated our potential financial exposure for Operable Units 1 and 2 at the site as ranging between $1 and $5 based on our view as to the most likely remediation method and allocation of costs between Dana and other potentially responsible parties. However the EPA has identified an array of remedial alternatives for Operable Unit 2 that includes a range from lower to substantially higher than our estimate. We have not included any estimate for Operable Unit 3 in our cost projections as the site investigation for this aspect of the site has not yet been conducted. Currently, it is impossible to predict which remedial alternative for Operable Unit 2 will be selected by the EPA, or whether there will be a need for remedial action related to Operable Unit 3. At December 31, 2003, we had accrued $77 for contingent environmental liabilities, compared to $78 accrued at December 31, 2002, with no recovery expected from other parties at either date. The difference between our minimum and maximum estimates for these liabilities was $10 at December 31, 2003, compared to $3 at December 31, 2002.

Other Liabilities — Some former CCR members have defaulted on the payment of their shares of some of the CCR-negotiated settlements and some of the settling claimants are now seeking payment of the unpaid shares from Dana and the other companies that were members of the CCR at the time of the settlements. We have been working with the CCR, other former CCR member companies, our insurers and the claimants to resolve these issues. At December 31, 2003, we had estimated our total exposure to these matters to be approximately $48 compared to our estimate of $57 at December 31, 2002. At December 31, 2003, we had recorded an estimated recoverable of $30 compared to $47 recorded at December 31, 2002. The change in both amounts during 2003 reflects the favorable renegotiation of a portion of unpaid amounts with the plaintiffs. In addition, we have increased our reserve against the recoverable by $8 to take into account the current status of negotiations with our insurers, including the status of alternate dispute resolution proceedings and consultations with outside counsel.

Assumptions — The amounts recorded for contingent asbestos-related liabilities and recoveries are based on assumptions and estimates derived from our historical experience and current information. If our assumptions about the nature of the pending unresolved bodily injury claims and the claims relating to the CCR-negotiated settlements, the costs to resolve those claims and the amount of available insurance and surety bonds prove to be incorrect, the actual amount of our liability for asbestos-related claims and the effect on the company could differ materially from our current expectations.

Restructuring

In October 2001, we announced the largest restructuring initiative in our history. These restructuring actions were designed to quicken our pace of reducing our capacity and fixed cost structure to generate improved margins at lower expected levels of production. As well, certain actions positioned us to complete the aforementioned divestiture of non-strategic businesses. The restructuring actions called for in the 2001 Plan have been substantially completed. The cost associated with these actions was $442. Upon completion, we will have closed 39 facilities and reduced the workforce by more than 12,500 people. See a discussion of these restructuring actions and the related costs in our consolidated financial statements under "Note 23. Restructuring of Operations."

Critical Accounting Estimates

The following discussion of accounting estimates is intended to supplement the Summary of Significant Accounting Policies presented as Note 1 to the consolidated financial statements. These estimates were selected because they are broadly applicable within our operating units. In addition, these estimates are subject to a range of amounts because of inherent imprecision that may result from applying judgment to the estimation process. The expenses and accrued liabilities or allowances related to certain of these policies are initially based on our best estimates at the time of original entry in our accounting records. Adjustments are recorded when our actual experience differs from the expected experience underlying the estimates. These adjustments could be material if our experience were to change significantly in a short period of time. We make frequent comparisons of actual experience and expected experience in order to mitigate the likelihood of material adjustments.

Asset Impairment — We perform periodic impairment analyses on our long-lived assets such as property, plant and equipment, carrying amount of investments and goodwill. We also evaluate the carrying amount of our inventories on a recurring basis for impairment due to lower of cost or market issues, and for excess or obsolete quantities.

We perform impairment analyses of our recorded long-lived assets whenever events and circumstances indicate that they may be impaired. When the undiscounted cash flows, without interest or tax charges, are less than the carrying value of the assets being reviewed for impairment, the assets are written down to fair market value. During 2003, 2002 and 2001 we recorded long-lived tangible asset impairment provisions of $21, $42 and $166, respectively which resulted in part from excess capacity caused by the downturn in our markets and the resulting restructuring of our operations.

On January 1, 2002, we adopted SFAS No. 142 and, in connection with the adoption, discontinued the amortization of goodwill. Under our previous accounting policy for goodwill, we amortized goodwill on a straight-line basis over the periods of expected benefit which ranged from 10 to 40 years. In 2001, we recognized $38 of goodwill amortization.

In lieu of amortization of goodwill in 2002, we tested goodwill for impairment as of the date of adoption and we also tested for impairment in 2003. The factors that would cause a more frequent test for impairment include, among other things, a significant negative change in the estimated future cash flows of a reporting unit that has goodwill because of an event or a combination of events.

Our initial impairment test indicated that the carrying amounts of some of our reporting units exceeded the corresponding fair values, which were determined based on the discounted estimated future cash flows of the reporting units. The implied fair value of goodwill in these reporting units was then determined through the allocation of the fair value to the underlying assets and liabilities. The January 1, 2002 carrying amount of the goodwill in these reporting units exceeded its implied value by $289; accordingly, the recorded goodwill was written down by this amount. The goodwill included in our December 31, 2001 financial statements, which included the $289, was supported by the undiscounted estimated future cash flows of the related operations. Our periodic tests for impairment subsequent to the adoption of SFAS No. 142 have not resulted in further impairment charges.

SFAS No. 142 also applies to other intangible assets. We did not have a significant amount of intangible assets other than goodwill at December 31, 2003 and 2002.

Inventories are valued at the lower of cost or market. Cost is generally determined on the last-in, first-out basis for U.S. inventories and on the first-in, first-out or average cost basis for non-U.S. inventories. Where appropriate, standard cost systems are utilized for purposes of determining cost; the standards are adjusted as necessary to ensure they approximate actual costs. Estimates of lower of cost or market value of inventory are determined at the reporting unit level and are based upon the inventory at that location taken as a whole. These estimates are based upon current economic conditions, historical sales quantities and patterns and, in some cases, the specific risk of loss on specifically identified inventories.

We also evaluate inventories on a regular basis to identify inventory on hand that may be obsolete or in excess of current and future projected market demand. For inventory deemed to be obsolete, we provide a reserve on the full value of the inventory. Inventory that is in excess of current and projected use is reduced by an allowance to a level that approximates our estimate of future demand.

Warranty — Estimated costs related to product warranty are accrued at the time of sale and included in cost of sales. Estimated costs are based upon past warranty claims and sales history. These costs are then adjusted, as required, to reflect subsequent experience. Warranty expense related to continuing operations totaled $29, $61 and $70 in 2003, 2002 and 2001, respectively. Our 2002 expense included provisions of $25 that related to adjustments of estimates made in prior years. Accrued liabilities for warranty obligations at December 31, 2003 and 2002 were $91 and $135, respectively.

Pension and Postretirement Benefits Other Than Pensions — Annual net periodic expense and benefit liabilities under our defined benefit plans are determined on an actuarial basis. Each year, we compare the actual experience to the more significant assumptions used; if warranted, we make adjustments to the assumptions. The healthcare trend rates are reviewed with our actuaries based upon the results of their review of claims experience. Discount rates are based upon an expected benefit payments duration analysis and the equivalent average yield rate for high-quality fixed-income investments. Pension benefits are funded through deposits with trustees and the expected long-term rates of return on fund assets are based upon actual historical returns modified for known changes in the market and any expected changes in investment policy. Postretirement benefits are not funded, with our policy to pay these benefits as they become due.

Certain accounting guidance, including the guidance applicable to pensions, does not require immediate recognition of the effects of a deviation between actual and assumed experience or the revision of an estimate. This approach allows the favorable and unfavorable effects that fall within an acceptable range to be netted. Although this netting occurs outside the basic financial statements, the net amount is disclosed as an unrecognized gain or loss in the footnotes to our financial statements. At December 31, 2003, we had an unrecognized loss related to our pension plans of $574 compared to an unrecognized loss of $662 at the end of 2002. The reduction in the unrecognized actuarial loss in 2003 is primarily related to our 2003 return on pension plan assets, which was in excess of our long-term estimated rate of return. A small portion of the unrecognized loss was also recognized in 2003 expense, further reducing the balance. A portion of the December 31, 2003 unrecognized loss will be amortized into earnings in 2004. The effect on years after 2004 will depend in large part on the actual experience of the plans in 2004 and beyond.

Our pension plan discount rate assumption is evaluated annually. Long-term interest rates on high quality debt instruments, which are used to determine the discount rate, declined in 2003 and 2002. Accordingly, we reduced the discount rate used to determine our pension benefit obligation on our U.S. plans in both years. We utilized a discount rate of 6.25% at December 31, 2003 compared to a rate of 6.75% at December 31, 2002. Our discount rate assumption at December 31, 2001 was 7.50%. In addition, the weighted average discount rate utilized by our non-U.S. plans was also reduced to 5.63% at December 31, 2003 from 5.99% at December 31, 2002. The discount rate used at December 31, 2001 for our non-U.S. plans was comparable to the rate used at December 31, 2002. Overall, a downward movement in the discount rate of 25 basis points would result in an increase in our U.S. obligation of approximately $55, whereas an equal upward movement in the rate would result in a decrease of $53. A 25 basis point decrease in the discount rate would increase pension expense by $4 while a 25 basis point increase in the rate would decrease pension expense by $4.

Besides evaluating the discount rate used to determine our pension obligation, we also evaluated our assumption in 2002 relating to the expected return on U.S. plan assets. This rate, which was used in the determination of pension expense for the year ended December 31, 2003, was lowered to 8.75% from 9.50%. We revised our expected rate of return on plan assets, in part, because the rate of return on pension assets had declined significantly in 2002. The decreased rate of return assumption used for determining 2003 pension expense was based on (1) the fact that higher returns achieved by our fixed-income security portfolios in 2002 did not offset negative returns on our equity security portfolios, and (2) our view of the intermediate future expected investment returns on U.S. plan assets. The rate of return assumption for U.S. plans as of December 31, 2003, which will be used for determining pension expense for 2004, is unchanged based on an evaluation performed during the fourth quarter of 2003. The weighted average expected rate of return assumption used for determining pension expense of our non-U.S. plans in 2003 and 2002 was 7.06% and 7.16%, respectively. The weighted average expected rate of return assumption to be used to determine pension expense for non-U.S. plans in 2004 will be 6.80%. Lastly, in 2003, we revised the assumed interest crediting rate applied to participants' balances in our cash balance pension plans from 7% to 5%. The impact of this change was to reduce 2003 pension expense by $10.

We expect that the 2004 pension expense of U.S. plans, after considering all relevant assumptions, will increase by approximately $20 when compared to the amount recognized in 2003.

Notwithstanding the decline in the discount rates used to determine both our U.S. and non-U.S. pension obligations at December 31, 2003 from those used at December 31, 2002, the minimum pension liability decreased by $109 during 2003. This decrease is largely attributable to the increases in pension plan assets, principally in the U.S. and United Kingdom, resulting from favorable investment returns. This reversed a trend of increases in the minimum pension liability in each of the three years preceding 2003, including increases of $398 and $131 in 2002 and 2001, respectively. These increases were the result of actual returns on pension plan assets being significantly lower than assumed earnings and the lowering of discount rates used to determine the amount of our obligations under the plans in each year.

We made contributions of $72 to our pension plans in 2003, including $38 to U.S. plans, compared to $33 in 2002, including $18 to U.S. plans.

Assumptions are also a key determinant in the amount of the obligation and expense recorded for postretirement benefits other than pension (OPEB). Nearly 95% of the total obligation for postretirement benefits relates to U.S. plans. The discount rate used to determine the obligation for these benefits decreased to 6.24% at December 31, 2003 from 6.75% at December 31, 2002. If there were a 25 basis point decrease in the discount rate, our OPEB expense would increase by $2 and our obligation would increase by $42. If there were a 25 basis point increase in the discount rate, our OPEB expense would decrease by $1 and our obligation would decrease by $40. The healthcare costs trend rate is also an important assumption in determining the amount of the OPEB obligation. We increased the initial weighted healthcare cost trend rate from 8.1% at December 31, 2001 to 12.3% at December 31, 2002 to reflect higher rates of inflation in medical costs, particularly inflation in prescription drug costs. In 2003, we lowered the initial trend rate slightly to 11.81%. These assumption changes had a direct influence on the OPEB obligation increasing from $1,415 at December 31, 2001 to $1,699 at December 31, 2002 and to $1,759 at December 31, 2003. The increase in the OPEB obligation between 2001 and 2002 was 20% whereas the increase between 2002 and 2003 was 3.5%. The two factors that reduced the rate of increase related to a plan amendment that reduced our obligation by $121 in 2003 and a $119 reduction in the amount of actuarial loss from 2002 to 2003. OPEB expense was $158 in 2003, $145 in 2002 and $110 in 2001, representing an increase of 44% over the period. If there were a 100 basis point increase in the assumed healthcare trend rates, our OPEB expense would increase by $9 and our obligation would increase by $129. If there were a 100 basis point decrease in the trend rates, our OPEB expense would decrease by $8 and our obligation would decrease by $118.

Income Taxes — Accounting for income taxes involves matters that require estimates and the application of judgment. These include an evaluation of the realizability of recorded deferred tax benefits and assessment of potential tax liability relating to areas of potential dispute with various tax regulatory agencies. We have operations in numerous jurisdictions around the world each with its own unique tax laws and regulations. This adds further complexity to the process of accounting for income taxes. Our income tax estimates are adjusted in light of changing circumstances, such as the progress of our tax audits and our evaluations of the realizability of our tax assets.

At December 31, 2003, we had net operating loss (NOL) carryforwards in a number of tax jurisdictions, including the U.S. We also have net deferred tax assets, primarily related to our U.S. OPEB liability, which will be deductible on our tax returns when they are paid in the future. We have evaluated the potential realization of these deferred tax benefits on a jurisdiction by jurisdiction basis. Our standard of realization is one of whether it is more likely than not that we will recognize the benefit of the NOL over the carryforward period and also realize the tax benefits from the OPEB deductions in the future. Our analysis of the realization considers the probability of generating taxable income over the permitted carryforward period in each jurisdiction. Where we have determined under the more likely than not standard that we do not have a better-than-50% probability of realization, we establish a valuation allowance against that portion of the deferred tax asset where our analysis and judgment indicates a less-than-50% probability of realization. See additional discussion of NOL carryforwards and an analysis of our deferred tax assets and liabilities in our consolidated financial statements under "Note 15 Income Taxes" and herein under "Results of Operations."

In addition, we had a capital loss carryforward of $1,302 at December 31, 2003 that arose from the sale of a subsidiary in 2002 whose tax basis significantly exceeded its book basis. This capital loss carryforward resulted in a deferred tax asset of $456 at December 31, 2003. This capital loss carryforward will expire in 2007. As discussed in the notes to our consolidated financial statements, the realization of this carryforward is dependent on the generation of capital gain income. Our manufacturing and leasing operations generally produce income that is characterized as ordinary income. Because of the short carryover period allowed for unused capital losses in combination with the specific nature of income that may be used against the capital loss carryforward, we have established a valuation allowance against most of the deferred tax asset at December 31, 2003. Our methodology for evaluating the level of allowance necessary includes an assessment of the likelihood of completion of specific transactions that will give rise to capital gain income during the carryforward period. The impact of those transactions that have a more likely than not probability of closing are considered in determining whether a reduction in the allowance is appropriate. These assessments are made at least quarterly. See additional discussion of capital loss carryforwards in our consolidated financial statements under "Note 15 Income Taxes" and herein under "Results of Operations."

At December 31, 2003, we had excess foreign tax credits (FTCs) of $94 included in our deferred tax assets that will expire in various amounts beginning in 2005 and ending in 2008. The realization of these foreign tax credits is dependent on achieving the proper mix of U.S. and non-U.S. sources of income. We employ various modeling techniques in order to determine the likelihood of realizing the benefits of the FTC carryforwards. Because of the short carryforward period currently permitted for the utilization of FTCs and the mix of income required we have established an allowance for all but $34 of the FTC carryforwards at December 31, 2003. See additional discussion of FTC carryforwards in our consolidated financial statements under "Note 15 Income Taxes" and herein under "Results of Operations."

Contingency Reserves — We have numerous other loss exposures, such as environmental claims, product liability and litigation. Establishing loss reserves for these matters requires the use of estimates and judgment in regards to risk exposure and ultimate liability. We estimate losses under the programs using consistent and appropriate methods; however, changes to our assumptions could materially affect our recorded liabilities for loss. See "Contingencies" herein under "Liquidity and Capital Resources" above for additional discussion.

Results of Operations (2003 versus 2002)

Our manufacturing operations are organized into market-focused strategic business units. Our SBUs are Automotive Systems Group (ASG), Engine and Fluid Management Group (EFMG), and Heavy Vehicle Technologies and Systems Group (HVTSG). In December 2003, we announced our intention to sell substantially all of our Automotive Aftermarket business unit, which had been reported in prior periods as the Automotive Aftermarket Group (AAG) business segment. We have classified this business as a discontinued operation. The results of the discontinued operations are discussed more fully in a subsequent section. The Clevite engine hard parts aftermarket business that had been a part of the AAG is not a part of the planned aftermarket sale transaction. Clevite obtains a significant portion of the products it sells from EFMG. Accordingly, we have added Clevite to the EFMG. Our segment reporting for all periods has been restated to reflect these changes. After these changes, our segments are ASG, EFMG, HVTSG and Dana Credit Corporation (DCC).

Sales of our continuing operations by region for 2003 and 2002 were as follows:

Geographical Sales Analysis

					Dollar Change Due To		
	2003	**2002**	**Dollar Change**	**% Change**	**Currency Effects**	**Acquisitions/ Divestitures**	**Organic Change & Other**
North America	**$5,473**	$5,516	$ (43)	(1)%	$ 69	$ —	$(112)
Europe	**1,455**	1,233	222	18%	222	2	(2)
South America	**441**	361	80	22%	(5)	—	85
Asia Pacific	**549**	391	158	40%	66	(15)	107
	$7,918	$7,501	$417	6%	$352	$(13)	$ 78

The strengthening of certain international currencies against the U.S. dollar played a significant role in increasing our sales in 2003. In North America, the stronger Canadian dollar was the primary factor. In Europe, the euro and the British pound strengthened, while in Asia Pacific the increase was led by the Australian dollar.

Overall light vehicle production in North America declined from 16.4 million vehicles in 2002 to 15.9 million vehicles in 2003. This 3% reduction in light duty production was the primary factor in the year-over-year organic decline in our North American sales (organic change being the residual change after excluding the effects of acquisitions, divestitures and currency movements). The Class 8 commercial vehicle market in North America also experienced a slight drop in production — 176,000 units in 2003 versus 181,000 units in 2002. Lower sales due to these declines in production levels were partially offset by higher sales from net new business gains in each of our manufacturing SBUs.

Elsewhere in the world, overall light vehicle production demands in Europe and South America were comparable in 2002 and 2003, while 2003 production in the Asia Pacific region was higher. The organic sales growth in South America and Asia Pacific relates primarily to net new business gains in the light vehicle market by ASG.

Sales by segment for 2003 and 2002 are presented in the following table. DCC did not record sales in either year. The "Other" category in the table represents facilities that have been closed or sold and operations not assigned to the SBUs, but excludes discontinued operations.

Strategic Business Unit Sales Analysis

					Dollar Change Due To		
	2003	2002	Dollar Change	% Change	Currency Effects	Acquisitions/ Divestitures	Organic Change & Other
ASG	**$3,777**	$3,526	$251	7%	$152	$ 5	$94
EFMG	**2,150**	2,119	31	1%	110	(18)	(61)
HVTSG	**1,924**	1,797	127	7%	87	—	40
Other	**67**	59	8	14%	3	—	5
	$7,918	$7,501	$417	6%	$352	$(13)	$78

ASG principally serves the light vehicle market, with some sales of driveshaft business to the original equipment commercial vehicle market. As previously mentioned, production levels in ASG's largest market — the North American light-duty market — were down 4% in 2003. With more than 71% of its sales to this market, the lower production levels caused ASG's sales to decline in that market. More than offsetting the overall market decline in North America were new business gains by ASG that came on stream in 2003. New business gains came principally from new structures business with Ford on the F-series pickup, Expedition/Navigator SUVs and Freestar minivan. Other new programs contributing to sales in 2003 were axle business with General Motors on the Express/Savannah full-size van and system integration business with Ford in Australia.

Like ASG, our EFMG unit sells primarily to the light vehicle segment of the market. By comparison to ASG, however, more of EFMG's sales are to the commercial vehicle and engine parts aftermarket segments. Approximately 95% of EFMG's sales are in North America and Europe. As the production levels were down or stable in these two regions, compared to 2002, EFMG experienced lower sales due to overall market conditions. This group experienced higher sales from the addition of net new programs commencing in 2003. However, the impact of sales gains from net new business was more than offset by lower production volumes, thereby resulting in a net organic sales reduction.

HVTSG focuses on the commercial vehicle and off-highway markets. More than 95% of HVTSG's sales are in North America and Europe. In the commercial vehicle segment in both North America and Europe, production levels were relatively stable, with the North American Class 8 segment being down, as previously noted. Overall, off-highway production demands were also down in 2003. The net increase in organic sales in HVTSG was primarily due to new business commencing with certain off-highway customers in 2003.

Other income was $103 in both 2003 and 2002. Other income in 2003 included, among other items, gains on note repurchases, divestitures and asset sales of $47, gains from the favorable settlement of sales tax obligations in India of $6, favorable resolution of a contingency relating to the FTE business sold in 2002 of $5, Australian export credits of $6 and commission income of $5. These items were partially offset by expense incurred in connection with an unsolicited tender offer for our common stock. Other income in 2002 included, among other things, gains on divestitures and asset sales of $53 and foreign exchange gains of $19.

An analysis of our 2003 and 2002 gross and operating margins and selling, general and administrative expense is presented in the following table.

Gross and Operating Margin Analysis

	As a Percentage of Sales		Increase/	%
	2003	2002	(Decrease)	Change
Gross Margin %:				
ASG	**7.19%**	8.31%	(1.12)%	(13.48)%
EFMG	**11.90%**	11.77%	0.13%	1.10%
HVTSG	**10.63%**	10.43%	0.20%	1.92%
Consolidated	**8.47%**	9.29%	(0.82)%	(8.83)%
Selling, general and administrative expense %:				
ASG	**2.95%**	3.40%	(0.45)%	(13.24)%
EFMG	**6.27%**	6.87%	(0.60)%	(8.73)%
HVTSG	**6.06%**	5.86%	0.20%	3.41%
Consolidated	**6.56%**	7.75%	(1.19)%	(15.35)%
Operating margin %:				
ASG	**4.25%**	4.91%	(0.66)%	(13.44)%
EFMG	**5.63%**	4.90%	0.73%	14.90%
HVTSG	**4.57%**	4.57%	—%	—%
Consolidated	**1.91%**	1.53%	0.38%	24.84%

In ASG, 2003 gross margins have been significantly affected by start-up costs in our structures business. Significant front-end costs are typical in this business. This past year was atypical in that we had a greater number of programs launching in the same year than is normal. As well, some of these programs were large volume programs — including the new Ford F-150 pick-up (the highest selling pick-up in North America) and the General Motors Colorado/Canyon full-size pick-up. Additionally, certain of these major programs experienced launch difficulties that resulted in higher than planned start-up costs. Incremental start-up costs in our structures business in 2003 approximated $35; we also incurred other launch-related costs. This factor alone negatively impacted ASG gross margins by about 1%. Adjusted for the effects of structures start-up costs, ASG gross margins in 2003 were comparable to 2002. Other factors that reduced gross margins were higher steel costs, higher pension and healthcare costs and customer price reductions. These margin reductions were largely offset by the benefits realized from prior restructuring initiatives, outsourcing of non-core manufacturing and other cost reduction initiatives.

Gross margins in our EFMG unit improved slightly year over year despite an organic sales decline. Like ASG, higher pension and healthcare costs and customer price reductions reduced margins in 2003. More than offsetting these factors were the benefits accruing from past restructuring actions, outsourcing non-core engine liner manufacturing to a Mexican equity affiliate and other cost reduction initiatives.

The HVTSG business, similar to EFMG, experienced a slight improvement in gross margins. As did our other two manufacturing SBUs, HVTSG margins benefits from restructuring actions taken the past few years and other continuous improvement endeavors.

Selling, General and Administrative Expenses

Consolidated selling, general and administrative (S,G & A) expenses of $520 in 2003 were $62 lower than 2002 expenses. The decrease in S,G & A is attributable to recently completed restructuring actions and other cost reduction initiatives at both the manufacturing SBUs and in the Corporate expense area. Additionally, S, G & A expenses associated with our DCC operation continues to come down as we divest the assets of this operation.

	2003	2002	Dollar Change
Income (loss) before taxes	$81	$(114)	$195

The matters presented earlier on discussions relating to sales, cost of sales and selling, general and administrative expenses have virtually no impact on the change in income (loss) before income taxes between 2002 and 2003 because of their overall offsetting nature. The improvement from a pre-tax loss in 2002 to pre-tax income in 2003 was also impacted by lower restructuring charges from continuing operations of $158 and $38 lower interest expense in 2003. The reduction in restructuring charges is attributable mainly to the winding down of the restructuring program announced in the fourth quarter of 2001. The reduction in interest expenses is due to both lower average interest rates and lower average debt outstanding.

	2003	2002	Dollar Change
Income tax benefits	$49	$78	$(29)

We experienced income tax benefits in both 2003 and 2002 that resulted in a net tax benefit significantly greater than the tax provision normally expected at a customary effective tax rate equal to the U.S. federal rate of 35%. Net tax benefits greater than that expected by applying a 35% rate to income (loss) before taxes were $77 in 2003 and $38 in 2002. A capital loss was generated in 2002 in connection with the sale of one of our subsidiaries. We recognized a benefit of $49 in 2002 in connection with the utilization of a portion of this capital loss. Since the benefit of these losses can only be realized by generating capital gains, a valuation allowance was recorded against the deferred tax asset representing the unused capital loss benefit. The valuation allowance is released upon the occurrence of transactions generating capital gains, or the determination that the occurrence of the transaction is probable. During 2003, income tax benefits of $49 were recognized through the release of the valuation allowance against our capital loss carryforward.

Similarly, deferred tax assets relating to ordinary (not capital) operating losses generated in certain jurisdictions where realization is not assured also have valuation allowances recorded against them. As income is generated in these jurisdictions, income tax benefits are recognized through the release of valuation allowances. Tax benefits of $21 were recognized in 2003 as a result of releasing valuation allowances.

Results of Operations (2002 versus 2001)

Sales of our continuing operations by region for 2002 and 2001 were as follows:

Geographical Sales Analysis

					Dollar Change Due To		
	2002	2001	Dollar Change	% Change	Currency Effects	Acquisitions/ Divestitures	Organic Change & Other
North America	$5,516	$5,469	$47	1	$(10)	$ (34)	$ 91
Europe	1,233	1,255	(22)	(2)	57	(84)	5
South America	361	432	(71)	(16)	(130)	24	35
Asia Pacific	391	324	67	21	15	(25)	77
	$7,501	$7,480	$21		$(68)	$(119)	$208

Currency effects in North America were due primarily to the weakening of the Canadian dollar in 2002. In Europe, the euro was weak relative to the dollar at the beginning of the year, but rebounded in the second half of the year to more than offset the first-quarter decline, thereby adding to the year's reported sales. Currency movements in the British pound and other European currencies made up the remainder of the European currency impact. South American sales suffered from weak local currencies throughout the region in particular the Argentine peso and the Brazilian real.

Corporate restructuring strategies designed to enhance core business activities led to a number of divestitures of businesses that did not meet revised core strategies. Some of these divestitures did not result in discontinued operations treatment in our financial statements. Accordingly, those divestitures have had an impact on the comparison of sales in 2002 and 2001. All regions except for South America were impacted by net divestitures. North American sales were impacted by four divestitures, the most significant of which was the power take-off business that represented $28 of the total sales decrease. The divestiture impact in Asia Pacific was wholly attributable to the sale of Taiway Ltd in January 2002. The divestiture impact in Europe was primarily related to the sales of Thermoplast + Apparatabau GmbH, a manufacturer of molded interior trim parts and the carryover impact of the September 2001 sale of our Glacier industrial polymer bearings business. The European divestiture impact on sales was partially offset by the August 2002 acquisition of GKN Ayra Cardan, a Spanish manufacturer of light-duty driveshafts. In South America, we realized a net increase in sales from acquisition and divestiture activities resulting from the carryover effect of our June 2001 acquisition of an additional 51% interest in Danaven, Inc. in which we previously held 49%.

Sales by segment for 2002 and 2001 are presented in the following table. DCC did not record sales in either year. The "Other" category in the table represents facilities that had been closed or sold and operations not assigned to the SBUs, but excludes discontinued operations.

Strategic Business Unit Sales Analysis

					Dollar Change Due To		
	2002	2001	Dollar Change	% Change	Currency Effects	Acquisitions/ Divestitures	Organic Change & Other
ASG	$3,526	$3,485	$41	1	$(60)	$ 6	$ 95
EFMG	2,119	2,151	(32)	(1)	(11)	(91)	70
HVTSG	1,797	1,751	46	3	5	(35)	76
Other	59	93	(34)	(37)	(2)	1	(33)
	$7,501	$7,480	$21		$(68)	$(119)	$208

ASG overall sales increase occurred outside the North American region as year-over-year sales in North America actually declined by $1. ASG's European and Asia Pacific operations produced sales increases of $22 and $68, respectively, while South American sales declined by $48 because of adverse currency movements of $81. Acquisition and divestitures had a minimal effect on ASG in 2002. However, ASG enjoyed 2.7% of organic growth, which occurred primarily in Asia Pacific where organic growth totaled $79 in 2002. Higher North American light-duty production levels also supported organic growth in 2002.

EFMG experienced an overall sales decline in 2002 all of which occurred outside the North American region as year-over-year sales in North America increased by $29. EFMG sales in Europe, Asia Pacific and South America decreased by $53, $7 and $1, respectively. Adverse currency impacts of $35 in South America and $3 in North America were not offset by a favorable currency impact in Europe of $27. EFMG was the most affected SBU from net divestiture activity. EFMG 2002 sales were impacted by the September 2001 sale of the Glacier industrial polymer bearings business and, to a lesser degree the sale of the assets of its Dallas, Texas and Washington, Missouri operations in the second quarter of 2001. EFMG's organic growth of 3.3% in 2002 was realized in South America ($30), North America ($33) and Europe ($14). Organic growth resulted from a combination of higher year-over-year vehicle production levels (both light duty and commercial) and new business. EFMG sales in Asia Pacific declined by $7 in local markets.

HVTSG sales increased overall in 2002, which occurred in all regions, except South America which declined by $9. HVTSG sales in North America, Europe and Asia Pacific regions increased by $39, $11 and

$5, respectively. HVTSG's sales were favorably impacted by currency effects in Europe ($19), but unfavorably impacted in North America ($2) and South America ($12). Nearly all of the net divestiture impact on HVTSG sales in 2002 is attributable to the sale of the Chelsea power take-off business in July 2001. HVTSG's organic growth in 2002 is primarily attributable to higher commercial vehicle Class 8 production in 2002 (181,000 units) versus 2001 (146,000 units). In part, the 2002 production increase was due to customer pre-buy in advance of new diesel engine emission regulations that went into effect in October 2002.

Other income for the year ended December 31, 2002 was $103, or $22 higher than in 2001. The increase in 2002 is attributable to higher reported gains from divestitures and asset sales in 2002 as compared to 2001.

An analysis of our 2002 and 2001 gross and operating margins and selling, general and administrative expense is presented in the following table.

Gross and Operating Margin Analysis

	As a Percentage of Sales		Increase/ (Decrease)	% Change
	2002	2001		
Gross Margin %:				
ASG	8.31%	7.68%	0.63%	8%
EFMG	11.77	10.01	1.76	18
HVTSG	10.43	8.14	2.29	28
Consolidated	9.29	8.51	0.78	9
Selling, general and administrative expense %:				
ASG	3.40	3.49	(0.09)	(3)
EFMG	6.87	8.05	(1.18)	(15)
HVTSG	5.86	6.96	(1.10)	(16)
Consolidated	7.75	8.02	(0.27)	(3)
Operating margin %:				
ASG	4.91	4.20	0.71	17
EFMG	4.90	1.96	2.94	150
HVTSG	4.57	1.19	3.38	284
Consolidated	1.53	0.49	1.04	212

Gross margin for 2001 would improve to 8.9% on a pro forma basis if goodwill amortization were excluded. The improvement in gross margin in 2002 compared to the pro forma 2001 margin is attributable in part to our restructuring program announced in the fourth quarter of 2001. The restructuring program achieved substantial progress in 2002 and included the consolidation of a number of operations and the outsourcing of certain non-core production. Margin improvement in ASG and EFMG were also driven by higher levels of light vehicle production in 2002 (16.4 million units) as compared to 2001 (15.5 million units). Similarly, margin improvements in HVTSG resulted from higher commercial vehicle production levels. In the Class 8 market, 181,000 units were produced in 2002 versus 146,000 units in 2001.

Selling, general and administrative (SG&A) expenses decreased in both absolute dollars ($18) and as a percentage of sales. Key elements of this decrease were a net divestiture impact of $16 and another $6 due to the effect of currency movement.

	2002	2001	Dollar Change
Loss before taxes	$(114)	$(348)	$234

In addition to the reasons described earlier, the loss before income taxes decrease in 2002 compared to 2001 is attributable in large part to a decrease in the amount of restructuring charges and interest expense. Restructuring charges, excluding amounts included in cost of sales, decreased by $118 in 2002 compared to 2001. The reduction in restructuring charges is attributable to fewer announced restructuring actions during 2002 compared to those in 2001, most of which occurred in the fourth quarter of 2001. The reduction in interest expense of $45 in 2002 compared to 2001 is the combined impact of lower average interest rates and lower average debt outstanding.

	2002	2001	Dollar Change
Income tax benefits	$78	$118	$(40)

The effective tax rate of our continuing operations for the year ended December 31, 2002 approximated a 69% benefit rate compared to a 34% benefit rate for the year-earlier period. The two primary items affecting the effective income tax rate in 2002 relate to the recognition of a capital loss, which has been largely offset by a valuation allowance. The capital loss arose from the sale in 2002 of a subsidiary whose tax basis substantially exceeded the book basis. This capital loss was used to offset certain capital gains generated in 2002 from sales of other subsidiaries and assets, primarily real estate. These sales resulted in book gains for which only a relatively small amount of tax was recorded because of the available capital loss. At December 31, 2002, we had an unused capital loss carryforward of $1,050 that expires in 2007, and a deferred tax benefit of $368 associated with this carryforward. We established a valuation allowance of $356 against this deferred tax asset. See our discussion of Results of Operations — 2003 versus 2002 for the reasons for establishing this valuation allowance. Our effective tax rate of 34% in 2001 represented a rate much closer to the 35% statutory rate.

Minority interest in net income of consolidated subsidiaries increased $6 in 2002 when compared to the previous year due to the gain realized by a majority-owned subsidiary in Taiwan on the sale of a portion of an affiliate.

Equity in earnings of affiliates for 2002 was $23 higher than in 2001. DCC recorded a $14 increase in income from its affiliates accounted for under the equity method, rebounding from the decline experienced in 2001 when one-time charges related to the telecommunications industry were recorded by its equity affiliates. This comparison is impacted unfavorably by $10 in 2001 due to losses incurred by Danaven, a Venezuelan affiliate that became a consolidated subsidiary in July 2001. We also experienced increases of $2 from our equity investments in Germany in 2002.

We reported a net loss of $182 for 2002 compared to a net loss of $298 for 2001. Comparison of these annual amounts is difficult due to the change in accounting in 2002 and the unusual charges and credits in both years. The $133 of unusual after-tax charges includes $163 of charges related to our restructuring activities, reduced by $30 of net gains on divestitures. The net gain includes the $23 impairment charge related to the sale of our Engine Management business. Comprising the net $133 were net charges in the ASG ($19), the former AAG ($61), EFMG ($50), HVTSG ($22) and Other ($13) and a net credit within DCC ($32).

The net loss in 2001 included $313 of restructuring and other unusual charges and a net gain of $10 resulting from divestitures. Operating PAT of our continuing operations was $27 in 2001, while our discontinued operations reported a loss of $22 on the same basis. The net $303 of unusual items were related to ASG ($41), the former AAG ($85), EFMG ($108), HVTSG ($55) and the Other SBU ($14).

Discontinued Operations

In 2002, we announced plans to divest American Electric Components, Inc., Tekonsha Engineering Company, Theodore Bargman Company, the FTE brake and clutch actuation systems businesses and the majority of the Boston Weatherhead Division and the Engine Management businesses. In 2003, we announced plans to divest substantially all of our Automotive Aftermarket Group. By December 31, 2002, all of the planned divestitures announced in 2002 had been completed except for the Engine Management business, which was completed in the second quarter of 2003, and one plant of the Boston Weatherhead Division, which was closed in early 2003. At December 31, 2003, only the Automotive Aftermarket business unit remains to be sold. Each of these business components qualified as a discontinued operation under SFAS No. 144.

An analysis of the net sales and the income (loss) from discontinued operations of these businesses, grouped by business segment, follows:

	2003	Change Between Years	2002	Change Between Years	2001
Net Sales:					
Automotive Aftermarket	**$1,998**	$ (5)	$2,003	$ (7)	$2,010
Engine Management	**142**	(146)	288	8	280
Tekonsha/Bargman	**—**	(48)	48	0	48
Weatherhead AAG	**—**	(29)	29	(3)	32
AAG business segment	**2,140**	(228)	2,368	(2)	2,370
FTE (ASG business segment)	**—**	(251)	251	14	237
Boston Weatherhead (EFMG business segment)	**13**	(121)	134	(19)	153
AEC	**—**	(29)	29	(1)	30
Other	**—**	—	—	—	—
Other business segment	**—**	(29)	29	(1)	30
Total Discontinued Operations	**$2,153**	$(629)	$2,782	$ (8)	$2,790
Income (Loss) from Discontinued Operations:					
Automotive Aftermarket	**$ 58**	$ 6	$ 52	$ 64	$ (12)
Engine Management	**(7)**	54	(61)	24	(85)
Tekonsha/Bargman		(4)	4	—	4
Weatherhead AAG	**—**	1	(1)	(1)	
AAG business segment	**51**	57	(6)	87	(93)
FTE (ASG business segment)	**—**	38	38	22	16
Boston Weatherhead (EFMG business segment)	**(1)**	(17)	16	14	2
AEC	**—**	3	(3)	—	(3)
Other	**(3)**	10	(13)	2	(15)
Other business segment	**(3)**	13	(16)	2	(18)
Total Discontinued Operations	**$ 47**	$ 15	$ 32	$125	$ (93)

The Automotive Aftermarket business component's net sales were nearly unchanged in 2003 when compared to 2002. The aftermarket as a whole grew modestly in 2003 on a retail level; however, this did not translate into an increase for our aftermarket business as the growth was satisfied out of excess inventory in the distribution chain. The Automotive Aftermarket business component's sales in 2002 and 2001 were also essentially flat for the same reason.

Engine Management's sales in 2003 were substantially below 2002 sales because of the June 2003 sale of this business component to Standard Motor Products. Engine Management's sales in 2002 compared to 2001 were essentially the same. The Engine Management business component also serves the automotive aftermarket and was also affected by excess inventory in the distribution chain.

Income from discontinued operations relating to the Automotive Aftermarket business component increased in 2003 compared to 2002 despite flat sales. The increase is attributable to a significant reduction in restructuring charges in 2003 when compared to 2002. The Automotive Aftermarket business component returned to profitability in 2002 after a loss in 2001 as it began to benefit from the restructuring actions that were completed during 2001 and 2002 and lower selling, general and administrative expenses. Restructuring expenses plus related amounts charged to cost of sales totaled $63 in 2002 and $61 in 2001. Gross margin for the Automotive Aftermarket business component was 17.7% in 2003, 19.2% in 2002 and 15.8% in 2001. The low gross margin in 2001 was partially due to restructuring related costs charged to cost of sales for impairment charges taken on inventory of discontinued product lines. In addition, the 2001 loss was impacted by a tax provision that was $10 in excess of the statutory rate.

Engine Management's loss in 2002 included a pre-tax charge of $38 ($23 after tax) in connection with the agreement to sell this business component. Excluding this charge, loss from discontinued operations decreased significantly in both 2003 and 2002. The operating improvement in both years is attributable in large measure to the effects of restructuring actions taken to consolidate manufacturing operations and distribution facilities. As a result of these actions, the loss per net sale dollar decreased from 30.4% in 2001 to 4.9% in 2003.

The increase in income from discontinued operations relating to FTE in 2002 compared to 2001 is attributable to the $25 gain on the sale of FTE.

Forward-Looking Information

Forward-looking statements in this report are indicated by words such as "anticipates," "expects," "believes," "intends," "plans," "estimates," "projects" and similar expressions. These statements represent our expectations based on current information and assumptions. Forward-looking statements are inherently subject to risks and uncertainties. Our actual results could differ materially from those which are anticipated or projected due to a number of factors. These factors include national and international economic conditions; adverse effects from terrorism or hostilities; the strength of other currencies relative to the U.S. dollar; the cyclical nature of the global vehicular industry; the performance of the global aftermarket sector; changes in business relationships with our major customers and in the timing, size and continuation of our customers' programs; the ability of our customers and suppliers to achieve their projected sales and production levels; competitive pressures on our sales and pricing; increases in production or material costs (including that of steel) that cannot be recouped in product pricing; our ability to complete the divestiture of substantially all of our Automotive Aftermarket Group as contemplated; our success in completing our restructuring activities; the continued success of our cost reduction and cash management programs and of our long-term transformation strategy for the company; and other factors set out elsewhere in this report, including those discussed under the captions *Financing Activities* and *Contingencies* within Liquidity and Capital Resources.

Item 7A — *Quantitative and Qualitative Disclosures About Market Risk*

You can find market risk information in "Financial Instruments," "Derivative Financial Instruments" and "Cash and Cash Equivalents" under "Note 1. Summary of Significant Accounting Policies" on page 42 in "Note 10. Interest Rate Agreements" on page 55 in "Note 17. Fair Value of Financial Instruments" on page 68 of this annual report on Form 10-K and in "Liquidity and Capital Resources" under "Management's Discussion and Analysis of Financial Condition and Results of Operations" above.

Item 8 — *Financial Statements and Supplementary Data*

Management Statement

This year, as we have done for more than twenty years in our annual report, we acknowledge management's responsibility for the preparation of Dana's financial statements in accordance with generally accepted accounting principles, and confirm that Dana management fully accepts responsibility for the accuracy and transparency of our financial statements and related information.

We believe that the establishment and maintenance of an effective system of internal controls is an important element in ensuring that our statements are properly prepared and presented. To that end, we have in place and continually evaluate controls and processes that are designed to ensure that all disclosures, financial and non-financial, are appropriately made.

In 2003, Dana revised its Standards of Business Conduct in accordance with our normal review cycle. Our Standards of Business Conduct are published in fourteen languages and identify explicit ethical standards expected of all Dana employees, regardless of position within the company or the country in which they work. All Dana employees are held accountable for compliance with these Standards. Dana employees and third parties with concerns about compliance with these Standards are encouraged to raise these concerns via our multilingual telephonic or electronic helplines or in writing to the Audit Committee of our Board of Directors.

Another component of effective corporate governance and internal control is the presence of an active, independent Audit Committee. Dana's Audit Committee is composed of independent, outside directors and meets regularly with management, our internal auditors and our independent auditors to review accounting, auditing and financial matters. The Committee and the independent auditors have free access to each other with or without management being present.

During 2004, to comply with new regulations, we expect to complete our review and testing of our internal controls and to provide a formal assessment regarding their effectiveness, which will be reviewed and opined on by our independent auditors. We embrace these new requirements and intend to seize the opportunity to further strengthen our internal controls and processes.

At Dana, we have always placed a premium on honesty and integrity and, while we will comply with any and all pertinent changes in the regulatory environment, we believe this only adds formality to what Dana management has long accepted as part of our basic responsibilities to the company and our shareholders.



Robert C. Richter
Vice President and
Chief Financial Officer

Report of Independent Auditors

PRICEWATERHOUSECOOPERS

To the Board of Directors and Shareholders of Dana Corporation

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1), present fairly, in all material respects, the financial position of Dana Corporation and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 1, 6 and 21 to the consolidated financial statements, the Company changed its method of accounting for goodwill and its method of accounting for discontinued operations effective January 1, 2002.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Toledo, Ohio
February 9, 2004

Consolidated Statement of Income
In millions, except per share amounts

	Year Ended December 31		
	2003	2002	2001
Net sales	**$7,918**	$7,501	$7,480
Revenue from lease financing	**46**	85	115
Other income, net	**103**	103	81
	8,067	7,689	7,676
Costs and expenses			
Cost of sales	**7,245**	6,804.	6,844
Selling, general and administrative expenses	**520**	582	600
Restructuring charges		158	276
Interest expense	**221**	259	304
	7,986	7,803	8,024
Income (loss) before income taxes	**81**	(114)	(348)
Income tax benefit	**49**	78	118
Minority interest	**(7)**	(13)	(7)
Equity in earnings of affiliates	**52**	55	32
Income (loss) from continuing operations	**175**	6	(205)
Income (loss) from discontinued operations before income taxes	**80**	73	(136)
Income tax benefit (expense) of discontinued operations	**(33)**	(41)	43
Income (loss) from discontinued operations	**47**	32	(93)
Income (loss) before effect of change in accounting	**222**	38	(298)
Effect of change in accounting		(220)	
Net income (loss)	**$ 222**	$ (182)	$ (298)
Basic earnings (loss) per common share			
Income (loss) from continuing operations before effect of change in accounting	**$ 1.17**	$ 0.04	$ (1.38)
Income (loss) from discontinued operations	**0.32**	0.22	(0.63)
Effect of change in accounting		(1.49)	
Net income (loss)	**$ 1.49**	$ (1.23)	$ (2.01)
Diluted earnings (loss) per common share			
Income (loss) from continuing operations before effect of change in accounting	**$ 1.17**	$ 0.04	$ (1.38)
Income (loss) from discontinued operations	**0.32**	0.22	(0.63)
Effect of change in accounting		(1.48)	
Net income (loss)	**$ 1.49**	$ (1.22)	$ (2.01)
Cash dividends declared and paid per common share	**$ 0.09**	$ 0.04	$ 0.94
Average shares outstanding — Basic	**148**	148	148
Average shares outstanding — Diluted	**149**	149	148

The accompanying notes are an integral part of the consolidated financial statements. The amounts reported above for 2002 and 2001 have been reclassified to reflect our discontinued operations.

Consolidated Balance Sheet
In millions, except par value

	December 31	
	2003	2002
Assets		
Current assets		
Cash and cash equivalents	**$ 731**	$ 571
Accounts receivable		
Trade, less allowance for doubtful accounts of $38 — 2003 and $40 — 2002	**1,048**	1,348
Other	**326**	320
Inventories	**743**	1,116
Assets of discontinued operations	**1,254**	177
Other current assets	**431**	586
Total current assets	**4,533**	4,118
Goodwill, net	**558**	568
Investments and other assets	**1,694**	1,484
Investments in leases	**622**	827
Property, plant and equipment, net	**2,210**	2,556
Total assets	**$9,617**	$9,553
Liabilities and Shareholders' Equity		
Current liabilities		
Notes payable, including current portion of long-term debt	**$ 493**	$ 287
Accounts payable	**1,076**	1,004
Accrued payroll and employee benefits	**399**	467
Liabilities of discontinued operations	**307**	68
Other accrued liabilities	**529**	734
Taxes on income	**161**	264
Total current liabilities	**2,965**	2,824
Deferred employee benefits and other noncurrent liabilities	**1,901**	1,925
Long-term debt	**2,605**	3,215
Minority interest in consolidated subsidiaries	**96**	107
Total liabilities	**7,567**	8,071
Shareholders' equity		
Common stock, $1 par value, shares authorized, 350; shares issued, 149 — 2003 and 2002	**149**	149
Additional paid-in capital	**171**	170
Retained earnings	**2,491**	2,283
Accumulated other comprehensive loss	**(761)**	(1,120)
Total shareholders' equity	**2,050**	1,482
Total liabilities and shareholders' equity	**$9,617**	$9,553

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Cash Flows
In millions

	Year ended December 31		
	2003	2002	2001
Net cash flows from operating activities	**$ 335**	$ 521	$ 639
Cash flows from investing activities:			
Purchases of property, plant and equipment	**(305)**	(375)	(425)
Purchases of assets to be leased		(2)	(50)
Acquisitions		(31)	(21)
Divestitures	**145**	506	236
Changes in investments and other assets	**57**	17	1
Loans made to customers and partnerships		(11)	(68)
Payments received on leases	**26**	39	48
Proceeds from sales of leasing subsidiary assets	**193**	248	60
Proceeds from sales of other assets	**89**	101	132
Payments received on loans	**14**	31	180
Other	**(10)**	2	(14)
Net cash flows — investing activities	**209**	525	79
Cash flows from financing activities:			
Net change in short-term debt	**(113)**	(556)	(888)
Issuance of long-term debt		285	847
Payments on and repurchases of long-term debt	**(272)**	(467)	(501)
Dividends paid	**(14)**	(6)	(140)
Other	**17**	72	(16)
Net cash flows — financing activities	**(382)**	(672)	(698)
Net increase in cash and cash equivalents	**162**	374	20
Net change in cash of discontinued operations	**(2)**	(2)	
Cash and cash equivalents — beginning of year	**571**	199	179
Cash and cash equivalents — end of year	**$ 731**	$ 571	$ 199
Reconciliation of net income (loss) to net cash flows from operating activities:			
Net income (loss)	**$ 222**	$(182)	$(298)
Depreciation and amortization	**394**	478	548
Deferred income taxes	**(35)**	(135)	(116)
Unremitted earnings of affiliates	**(49)**	(43)	4
Gains on divestitures, asset sales and note repurchases	**(47)**	(53)	(10)
Minority interest	**9**	5	4
Effect of change in accounting		220	
Asset impairment	**21**	114	206
Change in accounts receivable	**(116)**	(52)	137
Change in inventories	**5**	3	166
Change in other operating assets	**(42)**	68	(31)
Change in operating liabilities	**(4)**	176	78
Other	**(23)**	(78)	(49)
Net cash flows from operating activities	**$ 335**	$ 521	$ 639

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Shareholders' Equity
In millions

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss): Foreign Currency Translation	Minimum Pension Liability	Net Unrealized Gain (Loss)	Shareholders' Equity
Balance, December 31, 2000	$148	$159	$2,909	$(568)	$ (23)	$ 3	$2,628
Comprehensive income:							
Net loss for 2001			(298)				
Foreign currency translation				(152)			
Minimum pension liability					(80)		
Unrealized loss						(5)	
Total comprehensive loss							(535)
Cash dividends declared			(140)				(140)
Issuance of shares for director and employee stock plans, net	1	4					5
Balance, December 31, 2001	149	163	2,471	(720)	(103)	(2)	1,958
Comprehensive income:							
Net loss for 2002			(182)				
Foreign currency translation				(53)			
Minimum pension liability					(242)		
Total comprehensive loss							(477)
Cash dividends declared			(6)				(6)
Issuance of shares for director and employee stock plans, net		7					7
Balance, December 31, 2002	149	170	2,283	(773)	(345)	(2)	1,482
Comprehensive income:							
Net income for 2003			**222**				
Foreign currency translation				**295**			
Minimum pension liability					**62**		
Reclassification adjustment						**2**	
Total comprehensive income							**581**
Cash dividends declared			**(14)**				**(14)**
Issuance of shares for director and employee stock plans, net		**1**					**1**
Balance, December 31, 2003	**$149**	**$171**	**$2,491**	**$(478)**	**$(283)**	**$ —**	**$2,050**

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements
In millions, except share and per share amounts

Note 1. Summary of Significant Accounting Policies

Dana is a global leader in the engineering, manufacturing and distribution of systems and components for worldwide vehicular manufacturers and the related aftermarkets and has been a provider of lease financing services in selected markets through its wholly-owned subsidiary, Dana Credit Corporation (DCC).

The preparation of these consolidated financial statements requires estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying disclosures. Some of the more significant estimates include valuation of deferred tax assets and inventories; sales returns, restructuring, environmental, product liability and warranty accruals; valuation of postemployment and postretirement benefits; depreciation and amortization of long-lived assets; residual values of leased assets and allowances for doubtful accounts. Actual results could differ from those estimates.

The following summary of significant accounting policies should help you evaluate the consolidated financial statements.

Principles of Consolidation

The consolidated financial statements include all subsidiaries in which we have the ability to control operating and financial policies. Affiliated companies (20% to 50% ownership) are generally recorded in the statements using the equity method of accounting, as are certain investments in partnerships and limited liability companies in which we may have an ownership interest of less than 20%. Operations of affiliates accounted for under the equity method of accounting are generally included for periods ended within one month of our year end. Other less-than-20%-owned companies are included in the financial statements at the cost of our investment. Dividends, royalties and fees from these cost basis affiliates are recorded in income when received.

Discontinued Operations

We adopted Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," in 2002. Under the requirements of SFAS No. 144, we classify a business component that either has been disposed of or is classified as held for sale as a discontinued operation if the cash flow of the component has been or will be eliminated from the ongoing operations of Dana and Dana will no longer have any significant continuing involvement in the component. The results of operations of our discontinued operations through the date of sale, including any gains or losses on disposition, are aggregated and presented on two lines in the income statement. Based on the classification of several business components as discontinued operations in 2003 and 2002, amounts presented for prior years in the income statement have been reclassified.

With respect to the consolidated balance sheet, the assets and liabilities relating to the discontinued operations are aggregated and reported separately as assets and liabilities of discontinued operations following the decision to dispose of the component. In the consolidated statement of cash flows, the cash flows of discontinued operations are not reclassified.

See Note 21 for additional information regarding our discontinued operations.

Foreign Currency Translation

The financial statements of subsidiaries and equity affiliates outside the United States (U.S.) located in non-highly inflationary economies are measured using the currency of the primary economic environment in which they operate as the functional currency, which for the most part is the local currency. Transaction gains and losses which result from translating assets and liabilities of these entities into the functional currency are included in net earnings. Other income includes transaction gains of $3 in 2003, $19 in 2002 and $8 in 2001. When translating into U.S. dollars, income and expense items are translated at average monthly rates of exchange and assets and liabilities are translated at the rates of exchange at the balance sheet date. Translation adjustments resulting from translating the functional currency into U.S. dollars are deferred as a component of accumulated other comprehensive income in shareholders' equity. For affiliates operating in highly inflationary economies, non-monetary assets are translated into U.S. dollars at historical exchange rates and monetary assets are translated at current exchange rates. Translation adjustments for these affiliates are included in net earnings.

Inventories

Inventories are valued at the lower of cost or market. Cost is generally determined on the last-in, first-out (LIFO) basis for U.S. inventories and on the first-in, first-out (FIFO) or average cost basis for non-U.S. inventories.

Goodwill

Prior to 2002, we amortized goodwill over the periods of expected benefit ranging from 10 to 40 years. As of January 1, 2002, we adopted the new accounting pronouncement related to goodwill (see Note 6). In lieu of amortization, we test goodwill for impairment on an annual basis, unless conditions arise that would require a more frequent evaluation. In assessing the recoverability of goodwill, projections regarding estimated future cash flows and other factors are made to determine the fair value of the respective assets. If these estimates or related projections change in the future, we may be required to record impairment charges for goodwill at that time.

Pre-Production Costs Related to Long-Term Supply Arrangements

The costs of tooling used to make products sold under long-term supply arrangements are capitalized as part of property, plant and equipment and amortized over their useful lives if we own the tooling. These costs are also capitalized and amortized if we fund the purchase but our customer owns the tooling and grants us the noncancelable right to use the tooling over the contract period. Costs incurred in connection with the design and development of tooling that will be billed to customers upon completion are carried as a component of other accounts receivable. Design and development costs related to customer products are deferred if we have an agreement to collect such costs from the customer; otherwise, they are expensed when incurred.

Lease Financing

Lease financing consists of direct financing leases, leveraged leases and equipment on operating leases. Income on direct financing leases is recognized by a method which produces a constant periodic rate of return on the outstanding investment in the lease. Income on leveraged leases is recognized by a method which produces a constant rate of return on the outstanding net investment in the lease, net of the related deferred tax liability, in the years in which the net investment is positive. Initial direct costs are deferred and amortized using the interest method over the lease period. Equipment under operating leases is recorded at cost, net of accumulated depreciation. Income from operating leases is recognized ratably over the term of the leases.

Allowance for Losses on Lease Financing

Provisions for losses on lease financing receivables are determined based on loss experience and assessment of inherent risk. Adjustments are made to the allowance for losses to adjust the net investment in lease financing to an estimated collectible amount. Income recognition is generally discontinued on accounts which are contractually past due and where no payment activity has occurred within 120 days. Accounts are charged against the allowance for losses when determined to be uncollectible. Accounts where asset repossession has started as the primary means of recovery are classified within other assets at their estimated realizable value.

Properties and Depreciation

Property, plant and equipment are valued at historical costs. Depreciation is recognized over the estimated useful lives using primarily the straight-line method for financial reporting purposes and accelerated depreciation methods for federal income tax purposes. Long-lived assets are reviewed for impairment and where appropriate are adjusted to fair market value less cost to sell. Useful lives for buildings and building improvements, machinery and equipment, tooling, and office equipment, furniture and fixtures principally range from twenty to thirty years, five to ten years, three to five years and three to ten years, respectively.

Revenue Recognition

Sales are recognized when products are shipped and risk of loss has transferred to the customer. We accrue for warranty costs, sales returns and other allowances, based on experience and other relevant factors, when sales are recognized. Adjustments are made as new information becomes available. Shipping and handling fees billed to customers are included in sales and the costs of shipping and handling are included in cost of sales.

Income Taxes

Current tax liabilities and assets are recognized for the estimated taxes payable or refundable on the tax returns for the current year. Deferred tax balances reflect the impact of temporary differences between the carrying amount of assets and liabilities and their tax bases. Amounts are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. Deferred tax assets are reduced, if necessary, by the amount of any tax benefits not expected to be realized.

The "flow-through" method of accounting is used for investment tax credits, except for investment tax credits arising from leveraged leases and certain direct financing leases for which the deferred method is used for financial statement purposes.

Financial Instruments

The reported fair values of financial instruments are based on a variety of factors. Where available, fair values represent quoted market prices for identical or comparable instruments. Where quoted market prices are not available, fair values are estimated based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of credit risk. Fair values may not represent actual values of the financial instruments that could be realized as of the balance sheet date or that will be realized in the future.

Derivative Financial Instruments

We enter into forward exchange contracts to hedge our exposure to the effects of currency fluctuations on a portion of our projected sales and purchase commitments. The changes in the fair value of these contracts are recorded in cost of sales and are generally offset by exchange gains or losses on the underlying exposures. We also use interest rate swaps to manage exposure to fluctuations in interest rates and to balance the mix of our fixed and floating rate debt. We do not use derivatives for trading or speculative purposes.

We follow Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Transactions." These Statements require, among other things, that all derivative instruments be recognized on the balance sheet at fair value. Interest rate swap agreements have been formally designated as hedges. The effect of marking these contracts to market has been recorded as a direct adjustment of the underlying debt for those contracts designated as fair value hedges and as an adjustment of other comprehensive income for those contracts designated as cash flow hedges. Foreign currency forwards and other derivatives have not been designated as hedges and the effect of marking these instruments to market has been recognized in the results of operations. We will evaluate these transactions from time to time to determine whether they should be designated as hedges.

Environmental Compliance and Remediation

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to existing conditions caused by past operations which do not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Estimated costs are based upon current laws and regulations, existing technology and the most probable method of remediation. The costs are not discounted and exclude the effects of inflation. If the cost estimates result in a range of equally probable amounts, the lower end of the range is accrued.

Pension Plans

Annual net periodic pension costs under defined benefit pension plans are determined on an actuarial basis. Our policy is to fund these costs through deposits with trustees in accordance with applicable funding regulations. Benefits are determined based upon employees' length of service, wages or a combination of length of service and wages.

Postretirement Benefits Other Than Pensions

Annual net postretirement benefits expense under the defined benefit plans and the related liabilities are determined on an actuarial basis. Our policy is to fund these benefits as they become due. Benefits are determined primarily based upon employees' length of service and include applicable emplcyee cost sharing.

Postemployment Benefits

Annual net postemployment benefits expense under our benefit plans and the related liabilities are accrued as service is rendered for those obligations that accumulate or vest and can be reasonably estimated. Obligations that do not accumulate or vest are recorded when payment of the benefits is probable and the amounts can be reasonably estimated.

Statement of Cash Flows

For purposes of reporting cash flows, we consider highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Cash and Cash Equivalents

Our marketable securities satisfy the criteria for cash equivalents and are classified accordingly. At December 31, 2003, we maintained cash deposits of $195 primarily in support of letters of credit and surety bonds that are used principally for the purposes of meeting various states' requirements in order to self-insure our workers' compensation obligations and providing credit enhancement of certain lease agreements. These financial instruments are expected to be renewed each year. A total of $98 of the deposits may not be withdrawn.

Stock-Based Compensation

Stock-based compensation is accounted for using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No compensation expense is recorded for stock options when granted, as option prices have historically been set at the market value of the underlying stock. The following table presents stock compensation expense included in our financial statements under the intrinsic value method and the pro forma expense that would have been recorded under the fair value method.

	Year Ended December 31,		
	2003	2002	2001
Stock compensation expense, as reported	**$ 2**	$ 3	$ 4
Stock option expense, pro forma	**14**	17	16
Stock compensation expense, pro forma	**$ 16**	$ 20	$ 20
Net income (loss), as reported	**$ 222**	$ (182)	$ (298)
Net income (loss), pro forma	**$ 208**	$ (199)	$ (314)
Basic earnings per share			
Net income (loss), as reported	**$1.49**	$(1.23)	$(2.01)
Net income (loss), pro forma	**$1.40**	$(1.34)	$(2.12)
Diluted earnings per share			
Net income (loss), as reported	**$1.49**	$(1.22)	$(2.01)
Net income (loss), pro forma	**$1.40**	$(1.33)	$(2.12)

New Accounting Pronouncements

In November 2002, the Financial Accounting Standards Board (FASB) issued FASB Interpretation (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 clarifies disclosures that are required to be made for certain guarantees and establishes a requirement to record a liability at fair value for certain guarantees at the time of the guarantee's issuance. The disclosure requirements of FIN No. 45, including those relating to warranty obligations, were first applied in our 2002 financial statements. The requirement to record a liability related to guarantees issued or modified after December 31, 2002 was adopted on January 1, 2003. The adoption of this portion of the interpretation did not have a material effect on our financial condition or results of operations.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB 51". In December 2003, the FASB revised FIN No. 46 to reflect decisions it made regarding a number of implementation issues. FIN No. 46, as revised, requires that the primary beneficiary of a variable interest entity (VIE) consolidate the entity even if the primary beneficiary does not have a majority voting interest. This Interpretation applies to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. This Interpretation also identifies those situations where a controlling financial interest may be achieved through arrangements that do not involve voting interests. The Interpretation also establishes additional disclosures which are required regarding an enterprise's involvement with a VIE when it is not the primary beneficiary. The requirements of this Interpretation are required to be applied to any VIE created after January 31, 2003. We adopted the requirements of this Interpretation with respect to all VIEs created on or before January 31, 2003 as of December 31, 2003. The adoption of this Interpretation did not have a material effect on our financial condition or results of operations. See Note 7 for information regarding our involvement with VIEs.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The Statement requires the recognition of the fair value of the legal obligation associated with the retirement of long-lived assets at the time the obligation is probable and estimable. We implemented SFAS No. 143 on January 1, 2003. The implementation of SFAS No. 143 did not have a material effect on our financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement modifies the accounting for exit or disposal costs required by Emerging Issues

Task Force Issue No. 94-3. Under Issue No. 94-3, a liability for exit costs was recognized at the date the entity committed itself to an exit plan. Under SFAS No. 146, a liability for exit costs is not recognized until the liability is incurred. We adopted this Statement on January 1, 2003. The implementation of this Statement did not have a material effect on our financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 generally requires that instruments that have characteristics of both a liability and equity be classified as a liability. SFAS No. 150 specifies that three categories of freestanding financial instruments (mandatorily redeemable instruments, obligations to repurchase an entity's equity shares by transferring assets and certain obligations to issue a variable number of equity shares) be classified as liabilities or, in certain instances, as assets. The provisions of this Statement became effective for Dana during the quarter ended September 30, 2003. The adoption of this statement did not have any impact on the accounting for our financial instruments.

In December 2003, the FASB issued SFAS No. 132R, "Employers' Disclosure about Pensions and Other Postretirement Benefits." SFAS No. 132R requires additional disclosures about defined benefit pension plans and other postretirement benefit plans. The standard requires, among other things, additional disclosures about the assets held in employer sponsored pension plans, disclosures relating to plan asset investment policy and practices, disclosure of expected contributions to be made to the plans and expected benefit payments to be made by the plans. Annual disclosures applicable to our U.S. pension and postretirement plans are required to be made in our financial statements for the year ended December 31, 2003. Annual disclosures relating to our non-U.S. plans will be required for the year ending December 31, 2004. We have adopted this pronouncement as of December 31, 2003 for all of our U.S. plans. See Note 14 to our consolidated financial statements for the required disclosures.

Note 2. Preferred Share Purchase Rights

Pursuant to our Rights Agreement dated as of April 25, 1996, as amended, with The Bank of New York, as Rights Agent, we have a preferred share purchase rights plan which is designed to deter coercive or unfair takeover tactics. One right has been issued on each share of our common stock outstanding on and after July 25, 1996. Under certain circumstances, the holder of each right may purchase 1/1000th of a share of our Series A Junior Participating Preferred Stock, no par value, for the exercise price of $110 (subject to adjustment as provided in the Plan). The rights have no voting privileges and will expire on July 15, 2006, unless exercised, redeemed or exchanged sooner.

Generally, the rights cannot be exercised or transferred apart from the shares to which they are attached. However, if any person or group acquires (or commences a tender offer that would result in acquiring) 15% or more of our outstanding common stock, the rights not held by the acquirer will become exercisable unless our Board of Directors postpones their distribution date. In that event, instead of purchasing 1/1000th of a share of the Participating Preferred Stock, the holder of each right may elect to purchase from us the number of shares of our common stock that have a market value of twice the right's exercise price (in effect, a 50% discount on our stock). Thereafter, if we merge with or sell 50% or more of our assets or earnings power to the acquirer or engage in similar transactions, any rights not previously exercised (except those held by the acquirer) can also be exercised. In that event, the holder of each right may elect to purchase from the acquiring company the number of shares of its common stock that have a market value of twice the right's exercise price (in effect, a 50% discount on the acquirer's stock).

Our Board may authorize the redemption of the rights at a price of $.01 each before anyone acquires 15% or more of our common shares. After that, and before the acquirer owns 50% of our outstanding shares, the Board may authorize the exchange of each right (except those held by the acquirer) for one share of our common stock.

Note 3. Preferred Shares

There are 5,000,000 shares of preferred stock authorized, without par value, including 1,000,000 shares reserved for issuance under the Rights Plan. No shares of preferred stock have been issued.

Note 4. Common Shares

Common stock transactions in the last three years are as follows:

	2003	2002	2001
Shares outstanding at beginning of year	**148,557,994**	148,530,464	147,877,034
Issued for equity compensation plans, net of forfeitures	**69,207**	27,530	664,430
Repurchased under stock plans			(11,000)
Shares outstanding at end of year	**148,627,201**	148,557,994	148,530,464

Certain of our employee and director stock plans provide that participants may tender stock to satisfy the purchase price of the shares, the income taxes required to be withheld on the transaction, or both. Shares may only be tendered if held by the participant for a period of more than six months. In connection with these stock plans, we repurchased 11,000 shares in 2001; no shares were repurchased in 2002 or 2003.

The following table reconciles the average shares outstanding used in determining basic earnings per share to the number of shares used in the diluted earnings per share calculation:

	2003	2002	2001
Average shares outstanding for the year — basic	**148,207,482**	148,124,866	147,857,278
Plus: Incremental shares from:			
Deferred compensation units	**316,649**	579,509	608,757
Restricted stock	**136,263**	86,252	27,765
Stock options	**230,990**	51,071	2,371
Potentially dilutive shares	**683,902**	716,832	638,893
Average shares outstanding for the year — diluted	**148,891,384**	148,841,698	148,496,171

A loss from continuing operations causes dilutive shares to have an antidilutive effect, so the potentially dilutive shares have been disregarded in calculating diluted earnings per share for the year ended December 31, 2001. Diluted earnings per share is presented for the year ended December 31, 2002 because we reported income from continuing operations.

Note 5. Inventories

The components of inventory are as follows:

	December 31	
	2003	2002
Raw materials	**$293**	$ 369
Work in process and finished goods	**450**	747
	$743	$1,116

Inventories amounting to $396 and $701 at December 31, 2003 and 2002, respectively, were valued using the LIFO method. If all inventories were valued at replacement cost, inventories would be increased by $91 and $104 at December 31, 2003 and 2002, respectively. The decline includes $12 of the LIFO reserve that was reclassified to assets of discontinued operations.

Note 6. Goodwill

In connection with the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," we discontinued the amortization of goodwill as of January 1, 2002. In lieu of amortization, we tested goodwill for impairment as of the date of adoption and again in 2003; we will test for impairment at least annually in the future. Our initial impairment test indicated that the carrying amounts of some of our reporting units exceeded the corresponding fair values, which were determined based on the discounted estimated future cash flows of the reporting units. The implied fair value of goodwill in these reporting units was then determined through the allocation of the fair values to the underlying assets and liabilities. The January 1, 2002 carrying amounts of the goodwill in these reporting units exceeded its implied fair value by $289. The $289 write-down of goodwill to its fair value as of January 1, 2002, net of $69 of related tax benefits, has been reported in 2002 as the effect of a change in accounting in the accompanying financial statements. The goodwill included in the consolidated balance sheet as of December 31, 2001, which included the $289 described above, was supported by the undiscounted estimated future cash flows of the related operations.

Changes in goodwill during the years ended December 31, 2003 and 2002, by operating segment, are presented in the following table.

	Balance at December 31, 2002	Discontinued Operations Effect	Effect of Currency and Other	Balance at December 31, 2003
Automotive Systems Group	$184		$13	**$197**
Automotive Aftermarket Group	30	$(32)	2	
Engine and Fluid Management Group	236			**236**
Heavy Vehicle Technology & Systems Group	118	—	7	**125**
	$568	$(32)	$22	**$558**

	Balance at December 31, 2001	Effect of Adopting SFAS 142	Effect of Currency and Other	Balance at December 31, 2002
Automotive Systems Group	$185	$ (12)	$11	$184
Automotive Aftermarket Group	112	(79)	(3)	30
Engine and Fluid Management Group	423	(189)	2	236
Heavy Vehicle Technology & Systems Group	121	(9)	6	118
	$841	$(289)	$16	$568

SFAS No. 142 does not provide for restatement of our results of operations for periods ended prior to January 1, 2002. The following table reconciles the reported net results for the year ended December 31,

2001 to the results that would have been reported if the guidance contained in SFAS No. 142 had been adopted prior to 2001.

	2001
Loss from continuing operations	$ (205)
Loss from discontinued operations	(93)
Goodwill amortization	38
Income taxes	(6)
Adjusted net loss	$ (266)
Earnings per share — Basic	
Loss from continuing operations	$(1.38)
Loss from discontinued operations	(0.63)
Goodwill amortization	0.26
Income taxes	(0.05)
Adjusted net loss	$(1.80)
Earnings per share — Diluted	
Loss from continuing operations	$(1.38)
Loss from discontinued operations	(0.63)
Goodwill amortization	0.26
Income taxes	(0.05)
Adjusted net loss	$(1.80)

Note 7. Investments in Equity Affiliates

Equity Affiliates

At December 31, 2003, we had a number of investments in entities that engage in the manufacture of vehicular parts, primarily axles, driveshafts, engine hard parts, all wheel drive systems and transmissions, supplied to original equipment manufacturers. In addition, DCC had a number of investments in entities, primarily general and limited partnerships and limited liability companies that are largely special purpose entities engaged in financing transactions for the benefit of third parties.

The principal components of our investments in equity affiliates engaged in manufacturing activities (those with an investment balance exceeding $5) at December 31, 2003 follow.

Investment	Ownership
Allied Ring Corporation	50.0%
GETRAG Getriebe- und Zahnradfabrik Hermann Hagenmeyer GmbH & Cie	30.0
Getrag Corporation of North America	49.0
Promotora de Industrias Mecanicas, S.A. de C.V.	49.0
Spicer, S.A. de C.V.	48.8
Taiway Ltd.	13.9

At December 31, 2003, the investment in the affiliates presented above was $570. Our aggregate investment at December 31, 2003 for all affiliates that engage in manufacturing activities was $586.

Summarized combined financial information for all of our equity affiliates engaged in manufacturing activities follows.

	2003	2002	2001
Statement of Income Information:			
Net sales	**$1,929**	$1,724	$1,616
Gross profit	**294**	306	293
Net income	**107**	109	126
Dana's share of net income	**32**	32	23
Financial Position Information:			
Current assets	**$ 802**	$ 668	
Noncurrent assets	**1,255**	994	
Current liabilities	**559**	423	
Noncurrent liabilities	**587**	464	
Net worth	**911**	774	
Dana's share of net worth	**586**	495	

At December 31, 2003, we had guaranteed $1 of short-term borrowings of a non-U.S. manufacturing affiliate accounted for under the equity method of accounting.

The principal components of DCC's investments in equity affiliates engaged in leasing and financing activities (those with an investment balance exceeding $20) at December 31, 2003 follow.

Investment	**Ownership**
DCL Leasing Partners LP	49.9%
Express Stop Financing	50.0
Indiantown Cogeneration LP	15.0
Pasco Cogen Ltd.	50.1
Provident Auto Leasing Investor LLC	30.4
Scrubgrass Generating Co.	30.0
Terabac Investors LP	79.0
Triumph Trust	66.4

With the exception of Express Stop Financing, the DCC investments relate to special purpose entities as opposed to operating entities.

At December 31, 2003 the investment in the affiliated entities presented above was $298. Our aggregate investment at December 31, 2003 for all DCC affiliates that engage in financing activities was $388.

Summarized combined financial information of all of our equity affiliates engaged in lease financing activities follows.

	2003	2002	2001
Statement of Income Information:			
Lease finance and other revenue	**$ 164**	$ 146	$ 170
Net Income	**71**	39	(18)
DCC's share of net income	**31**	34	(1)
Financial Position Information:			
Lease financing and other assets	**$1,075**	$1,104	
Total liabilities	**418**	582	
Net worth	**657**	522	
DCC's share of net worth	**388**	371	

DCC has guaranteed portions of the borrowings of its affiliates that are accounted for under the equity method. DCC's aggregate exposure under one of the guarantees is $6. Under another guarantee, DCC's exposure for changes in interest rates resulting from specific events described in the financing arrangements would vary but should not exceed $32.

Variable Interest Entities

Included in the equity affiliates engaged in lease financing activities are certain affiliates that qualify as VIEs, where DCC is not the primary beneficiary. In addition, DCC has several leveraged lease investments that qualify as VIEs but are not required to be consolidated under FIN 46; accordingly, these leveraged leases have been "deconsolidated" and are now included with other investments in equity affiliates. Lastly, DCC has investments in a number of leveraged leases (through ownership interests in trusts) that qualify as VIEs that are required to be consolidated; accordingly, the classification of these leases in our financial statements has not changed. Following is summarized information relating to these investments as well as equity affiliates that qualify as VIEs:

Investment in Equity Affiliates	
Lease financing assets	$ 609
Total assets	$ 803
Total liabilities	169
Total net worth	$ 634
DCC's share of net worth	$ 264
Revenue	$ 71
Total expenses	50
Net income	$ 21
DCC's share of net income	$ 13

Investment in Leveraged Leases	
Total minimum lease payments	$1,443
Residual values	91
Nonrecourse debt service	(994)
Unearned income	(196)
	344
Less — Deferred income taxes	(234)
Net investment in leveraged leases	$ 110
DCC's ownership interest in leases	$ 56

The investment in equity affiliates that qualify as VIEs relate to investments in: power generation facilities, 12%; real estate, 24%; automotive lease portfolios, 16%; cruise ship, 25%; natural gas processing facilities, 8%; manufacturers, 7% and other, 8%.

The net investment in leveraged leases relate to entities that have leveraged leases in: power generation facilities, 62%; real estate, 10%; cargo ships, 12% and communication and other equipment, 16%. DCC has made loans to VIEs, including two loans with outstanding balances of $8 at December 31, 2003 to equity affiliates included in the table above. DCC also has three loans with an aggregate outstanding balance of $24 which it has made to VIEs in which DCC does not hold an equity interest. DCC's maximum exposure to loss from its investments in VIEs is limited to its share of the net worth of the VIEs, net investment in leveraged leases and outstanding balance of loans to VIEs, less any established reserves.

Dana has equity investments in three entities engaged in manufacturing activities that qualify as VIEs. These entities' assets, liabilities, revenue and net loss as of December 31, 2003 and for the year then ended are not material. Dana's total investment at risk in these VIEs at December 31, 2003 was $5.

Note 8. Short-Term Debt and Credit Facilities

Our accounts receivable securitization program, established in March 2001, provides up to $400 to meet our periodic demand for short-term financing. Under the program, certain of our divisions and subsidiaries either sell or contribute accounts receivable to Dana Asset Funding LLC (DAF), a special purpose entity. DAF funds its accounts receivable purchases by pledging the receivables as collateral for short-term loans from participating banks. Expenses incurred to establish the program are being amortized over five years, the contractual life of the program.

The securitized accounts receivable are owned in their entirety by DAF and are not available to satisfy claims of our creditors. However, we are entitled to any dividends paid by DAF and would be entitled to any proceeds from the liquidation of DAF's assets upon the termination of the securitization program and the dissolution of DAF. DAF's receivables are included in our consolidated financial statements solely because DAF does not meet certain technical accounting requirements for treatment as a "qualifying special purpose entity" under generally accepted accounting principles. Accordingly, the sales and contributions of the accounts receivable are eliminated in consolidation and any loans to DAF are reflected as short-term borrowings in our consolidated financial statements. The amounts available under the program are subject to reduction based on adverse changes in our credit ratings or those of our customers, customer concentration levels or certain characteristics of the underlying accounts receivable. This program is subject to possible termination by the lenders in the event our credit ratings are lowered below B1 by Moody's Investor Service (Moody's) and B+ by Standard & Poor's (S&P).

In February 2003, we cancelled a 364-day revolving credit facility of $100 and amended our long-term bank facility that matures on November 15, 2005. The long-term bank facility is used to provide liquidity back-up for the accounts receivable securitization program and was not drawn upon during 2003. This facility provides for borrowings of up to $400. The interest rates under the facility equal the London interbank offered rate (LIBOR) or bank prime, plus a spread that varies depending on our credit ratings. Advances under the facility that do not exceed $50 may be borrowed on an unsecured basis for up to five business days. Borrowings in excess of $50, any borrowings outstanding for more than five business days or any borrowings within a five-day period after repayment of all previous advances are not permitted until we provide certain inventory and other collateral, as permitted within the limits of our indentures. These provisions of the facility terminate if credit ratings reach Baa3 by Moody's and BBB– by S&P.

The amended long-term bank facility requires us to maintain specified financial ratios as of the end of each quarter, including the ratio of net senior debt to tangible net worth; the ratio of earnings before interest, taxes and depreciation and amortization (EBITDA) less capital spend to interest expense; and the ratio of net senior debt to EBITDA. Specifically, the ratios are: (i) net senior debt to tangible net worth of not more than 1.10:1 at December 31, 2003 and thereafter; (ii) EBITDA (as defined in the facility) minus capital expenditures to interest expense of not less than 1.90:1 at December 31, 2003, 2.25:1 at March 31, 2004 and 2.50:1 at June 30, 2004 and thereafter; and (iii) net senior debt to EBITDA of not greater than 2.90:1 at December 31, 2003 and 2.50:1 at March 31, 2004 and thereafter. The ratio calculations are based on the additional financial information which presents Dana's consolidated financial statements with DCC accounted for on an equity basis.

Dana, excluding DCC, had committed borrowing lines of $990 at December 31, 2003, all of which was available at that time. Dana, excluding DCC, had uncommitted borrowing lines of $325 at December 31, 2003, of which $24 had been borrowed by certain of our non-U.S. subsidiaries.

DCC had a committed long-term bank facility of $100 and no uncommitted borrowing lines at December 31, 2003. The facility was reduced in 2003 by two-thirds of net cash proceeds from sales of DCC assets after February 6, 2003. The facility was further reduced by the payment of a dividend to Dana. The facility may be reduced in 2004 for similar reasons and expires in June 2004. DCC had $30 borrowed against its long-term bank facility at December 31, 2003.

Because our financial performance is impacted by various economic, financial and industry factors, we may not be able to satisfy the covenants under these long-term bank facilities in the future. Noncompliance with these covenants would constitute an event of default, allowing the lenders to accelerate the repayment of any borrowings outstanding under the facilities. We believe that we would be able to successfully negotiate amended covenants or obtain waivers if an event of default were imminent; however, we might be required to provide additional collateral to the lenders or make other financial concessions. Default under these facilities may result in defaults under other debt instruments. Our business, results of operations and financial condition might be adversely affected if we were unable to successfully negotiate amended covenants or obtain waivers on acceptable terms.

Fees are paid to the banks for providing committed lines, but not for uncommitted lines. We paid fees of $5 in 2003 and $6 in 2002 in connection with our committed bank lines. Of such fees, $4 was amortized to expense in 2003 and $9 in 2002.

Selected details of consolidated short-term borrowings are as follows:

	Amount	Weighted Average Interest Rate
Balance at December 31, 2003	**$ 54**	**2.5%**
Average during 2003	**307**	**1.8**
Maximum during 2003 (month end)	**397**	**2.2**
Balance at December 31, 2002	$ 163	3.9%
Average during 2002	698	3.2
Maximum during 2002 (month end)	1,057	3.7

Note 9. Long-Term Debt

Since 1998, we have issued various unsecured notes with maturities extending out as far as March 1, 2029. A default under these indentures may result in defaults under the long-term bank credit facilities or the accounts receivable securitization program.

During 2001, Dana issued $575 and €200 of 9% unsecured notes due August 15, 2011. During 2002, we issued $250 of 10.125% unsecured notes due March 15, 2010. The indenture agreements related to these notes place certain limits on the borrowings, payments and transactions that we can undertake.

During the third quarter of 2003, we paid $140 to repurchase certain of our unsecured notes with a total face value of $158. Specifically, we repurchased $19 of the March 2004 notes, $32 of the March 2028 notes and $107 of the March 2029 notes. Other income in 2003 includes the $15 pre-tax gain realized on these transactions after considering the unamortized issuance costs and original issuance discount.

At December 31, 2003, notes totaling $275 were outstanding under a $500 Medium-Term Note Program established at DCC during 1999. Notes under the program are offered on terms determined at the time of issuance. These notes are general, unsecured obligations of DCC. DCC has agreed that it will not issue any other notes which are secured or senior to notes issued under the program, except as permitted by the program. Interest on the notes is payable on a semi-annual basis. Nonrecourse obligations represent debt collateralized by the assignment of contracts and a security interest in the underlying assets. In the event of a default under the nonrecourse debt obligation, the lender's recourse is limited to the collateral with no further recourse against DCC.

Selected details of our consolidated long-term debt are as follows:

	December 31 2003	December 31 2002
Indebtedness of Dana, excluding consolidated subsidiaries —		
Unsecured notes payable, fixed rates —		
6.25% notes, due March 1, 2004	**$ 231**	$ 250
6.5% notes, due March 15, 2008	**150**	150
7.0% notes, due March 15, 2028	**164**	196
6.5% notes, due March 1, 2009	**349**	349
7.0% notes, due March 1, 2029	**266**	371
9.0% notes, due August 15, 2011	**575**	575
9.0% euro notes, due August 15, 2011	**250**	209
10.125% notes, due March 15, 2010	**247**	247
Valuation adjustments	**65**	92
Indebtedness of DCC —		
Unsecured notes payable, variable rates, 4.89125%, due 2004 to 2006	**13**	95
Unsecured notes payable, fixed rates, 2.00% - 8.54%, due 2004 to 2011	**642**	655
Nonrecourse notes payable, fixed rates, 9.25% - 12.05%, due 2004 to 2016	**32**	70
Nonrecourse notes payable, due 2007, variable rate of 6.15% at the end of 2003	**35**	35
Indebtedness of other consolidated subsidiaries	**25**	45
Total long-term debt	**3,044**	3,339
Less: Current maturities	**439**	124
	$2,605	$3,215

The total maturities of all long-term debt for the five years after 2003 are as follows: 2004, $439; 2005, $63; 2006, $95; 2007, $352 and 2008, $156.

Interest paid on short-term and long-term debt was $222 in 2003, $255 in 2002 and $304 in 2001.

Note 10. Interest Rate Agreements

Under our interest rate swap agreements, we have agreed to exchange with third parties, at specific intervals, the difference between fixed rate and floating rate interest amounts calculated by reference to agreed notional amounts. Differentials to be paid or received under these agreements are accrued and recognized as adjustments to interest expense.

At December 31, 2002, Dana, exclusive of DCC, was a party to several interest rate swap agreements corresponding with our August 2001 and March 2002 notes. These agreements effectively converted the interest rates of these notes to a variable rate in order to provide a better balance of fixed and variable rate debt. These agreements had been designated as fair value hedges of the corresponding notes and the carrying value of the notes were adjusted as the swap agreements increased in value. In May 2003, we received $18 in connection with terminating two of the swap agreements. The corresponding valuation adjustment is being amortized as a reduction of interest expense over the remaining life of the related notes. The terminated agreements were replaced with new swap agreements.

All of our current fixed-for-variable swap agreements have been designated as fair value hedges of the August 2001 and March 2002 notes. As of December 31, 2003, the agreements provided for us to receive an average rate of 9.26% on notional amounts of $825 and €200 and to pay variable rates equal to the six-month LIBOR plus an average of 4.92% (the combined rate was 6.32% at December 31, 2003) on a notional amount of $825 and the six-month Euro interbank offered rate (EURIBOR) plus an average of 3.79% (the combined rate was 6.56% at December 31, 2003) on a notional amount of €200. These agreements expire in March 2010 ($250) and August 2011 ($575 and €200). Based on the aggregate fair value of these agreements at December 31, 2003, we recorded a noncurrent liability of $11 and offset the carrying value of long-term debt. This adjustment of long-term debt, which does not affect the scheduled principal payments, will fluctuate with the fair value of the swap agreements and will not be amortized if the agreements remain open.

Note 11. Stock Option Plans

Under the Dana Stock Incentive Plan, which was approved by shareholders in 2003 and amended and restated the 1997 Stock Option Plan, the Compensation Committee of the Board may grant stock options to Dana employees. Options outstanding have been granted at option prices not less than the market price of the stock at the date of grant. Generally, one-fourth of the options granted become exercisable at each of the first four anniversary dates of the grant and all options expire ten years from the date of grant. Stock appreciation rights may be granted separately or in conjunction with the options. At December 31, 2003, there were 6,005,225 shares available for future grants under this plan.

When we merged with Echlin Inc. in 1998, we assumed Echlin's 1992 Stock Option Plan for employees and the underlying Echlin shares were converted to Dana stock. At the time of the merger, there were options outstanding under this plan for the equivalent of 1,692,930 Dana shares. No options were granted under this plan after the merger. When the plan expired in 2002, the outstanding options remained exercisable according to their terms.

This is a summary of transactions under these plans in the last three years:

	Number of Shares	Exercise Price
Outstanding at December 31, 2000	12,862,399	$34.94
Granted — 2001	2,763,200	25.05
Exercised — 2001	(52,003)	15.97
Cancelled — 2001	(632,643)	35.85
Outstanding at December 31, 2001	14,940,953	$33.14
Granted — 2002	3,161,850	15.29
Exercised — 2002	(2,589)	20.13
Cancelled — 2002	(590,959)	26.69
Outstanding at December 31, 2002	17,509,255	$30.14
Granted — 2003	2,544,650	8.34
Exercised — 2003	(1,850)	15.33
Cancelled — 2003	(2,581,622)	32.77
Outstanding at December 31, 2003	17,470,433	$26.57

The following table summarizes information about stock options under these plans at December 31, 2003:

Range of Exercise Prices	Outstanding Options: Number of Options	Outstanding Options: Weighted Average Remaining Contractual Life in Years	Outstanding Options: Weighted Average Exercise Price	Exercisable Options: Number of Options	Exercisable Options: Weighted Average Exercise Price
$ 8.34-$15.33	5,544,700	8.8	$12.13	1,261,562	$13.81
23.06- 33.08	7,267,566	5.5	25.52	5,753,641	25.82
37.52- 52.56	4,658,167	4.7	45.41	4,656,917	45.41
	17,470,433	6.3	$26.57	11,672,120	$32.34

In accordance with our accounting policy for stock-based compensation, we have not recognized any expense relating to these stock options. If we had used the fair value method of accounting, the alternative policy set out in SFAS No. 123, "Accounting for Stock-Based Compensation," the after-tax expense relating to the stock options would have been $14 in 2003, $17 in 2002 and $16 in 2001.

The fair value of each option grant was estimated on the date of grant using the Black-Scholes model. Black-Scholes is one of several models that are used by companies to estimate the value of option grants. There are also new, emerging methods for determining values of stock options, including soliciting bids for option-like equity instruments from investment banks. Different estimates of the fair values of our stock options would likely result if we were to use one of these alternative methods. The Black-Scholes model is heavily influenced by the assumptions used, especially the stock price volatility assumption.

The assumptions used in each period are as follows:

	2003	2002	2001
Risk-free interest rate	**2.97%**	3.53%	4.63%
Dividend yield	**0.48%**	0.26%	4.95%
Expected life	**5.4 years**	5.4 years	5.4 years
Stock price volatility	**43.46%**	53.24%	44.67%

Based on the above assumptions, the weighted average fair value per share of options granted under these plans was $3.47 in 2003, $7.67 in 2002 and $7.49 in 2001.

Under our Directors' Stock Option Plan, options for 3,000 common shares are automatically granted to each non-employee director once a year. The option price is the market value of the stock at the date of grant. The options can be exercised after one year and expire ten years from the date of grant, except in the event of retirement or death of the director.

This is a summary of the stock option activity of the Directors' plan in the last three years:

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2000	159,000	$36.49
Granted — 2001	24,000	17.64
Outstanding at December 31, 2001	183,000	$34.02
Granted — 2002	27,000	21.53
Outstanding at December 31, 2002	210,000	$32.41
Granted — 2003	30,000	8.52
Cancelled — 2003	(9,000)	24.25
Outstanding at December 31, 2003	231,000	$29.63

The following table summarizes information about stock options under this plan at December 31, 2003:

	Outstanding Options			Exercisable Options	
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$ 8.52-$21.53	81,000	8.4	$15.56	51,000	$19.70
24.81- 32.25	105,000	2.8	29.39	105,000	29.39
50.25- 60.09	45,000	4.8	55.50	45,000	55.50
	231,000	5.1	$29.63	201,000	$32.78

At December 31, 2003, 34,000 shares were available for future grants under this plan.

We also assumed Echlin's 1996 Non-Executive Director Stock Option Plan when we merged with Echlin and the underlying Echlin shares were converted to Dana stock. At the time of the merger, there were options outstanding under this plan for the equivalent of 83,637 Dana shares. No options were granted under this plan after the merger. When the plan was terminated in 1999, the outstanding options remained exercisable according to their terms for a period of five years following the merger with Echlin. The 38,752 options outstanding and exercisable at December 31, 2002 were forfeited upon reaching the end of the five-year period in July 2003.

Note 12. Employees' Stock Purchase Plan

Full-time employees of Dana and our wholly owned subsidiaries and some part-time employees of our non-U.S. subsidiaries are eligible to participate in our Employees' Stock Purchase Plan. Plan participants can authorize payroll deductions up to 15% of their earnings; these deductions are deposited with the independent plan custodian. We match up to 50% of the participants' contributions in cash over a five-year period beginning with the year the amounts are withheld. If a participant withdraws any shares before the end of five years, the amount of the match will depend on how long the shares were in the account. The charge to expense for matching contributions was $10 in 2003, $11 in 2002 and $11 in 2001.

The custodian uses the payroll deductions and matching contributions to purchase Dana common stock at current market prices. The custodian purchased the following number of shares in the open market in the past three years: 2,503,454 in 2003, 2,239,968 in 2002 and 2,405,040 in 2001. We are also authorized to issue up to 4,500,000 shares to sell to the custodian in lieu of open market purchases. No shares have been issued for this purpose through December 31, 2003. As record keeper for the plan, we allocate the purchased shares to the participants' accounts. Shares are distributed to the participants on request in accordance with the plan's withdrawal provisions.

Note 13. Additional Equity Compensation Plans

We have numerous additional compensation plans under which we pay our employees for increased productivity and improved performance. One such plan is our Additional Compensation Plan for certain officers and other key employees. Under this plan, a percentage of the participants' compensation is accrued for additional compensation if we attain certain annual corporate performance goals. The Compensation Committee selects the participants and determines whether to pay the awards immediately in cash or to defer them in the form of units which are the economic equivalent of shares of Dana common stock. The participant decides whether the company will pay the deferred awards ultimately in cash, stock or a combination of both. Units are credited with the equivalent of dividends on our common stock and adjusted in value based on the market value of our common stock. Compensation expense is charged or credited in connection with increases or decreases, respectively, in the value of the deferred units. Awards not converted to units are credited quarterly with interest earned at a rate tied to the prime rate.

Activity related to the plan for the last three years is as follows:

	2003	2002	2001
Dividends and interest credited to participants' accounts	**$ 1**	$ 1	$ 2
Mark-to-market adjustments	**3**	(1)	(1)
Accrued for bonuses	**10**	10	—
Charge to expense	**$14**	$10	$ 1

In order to satisfy a portion of our deferred compensation obligations to retirees and other former employees under this plan, we distributed shares totaling 9,437 in 2003, 48,301 in 2002 and 25,106 in 2001.

We also have two successive Restricted Stock Plans under which the Compensation Committee may grant restricted common shares to key employees. The shares are subject to forfeiture until the restrictions lapse or terminate. Generally, the employee must remain employed with us for a specified number of years after the date of grant to avoid forfeiting the shares. Dividends on granted restricted shares may be paid to participants in cash but have historically been credited in the form of additional restricted shares. Participants can elect to convert their unvested restricted stock into an equal number of restricted stock units under certain conditions. The number of restricted shares converted to restricted units was 42,049 in 2003, 31,540 in 2002 and 27,500 in 2001. The units, which are credited with the equivalent of dividends, are payable in unrestricted stock upon retirement or termination of employment.

Grants were made under the 1989 Restricted Stock Plan through February 1999, at which time the authorization to grant restricted stock awards under this plan lapsed. At December 31, 2003, there were 468,177 shares available for issuance in connection with dividends under this plan.

Under the 1999 Restricted Stock Plan, there were 53,900 shares granted in 2003, 8,000 shares in 2002 and 529,000 shares in 2001. At December 31, 2003, there were 851,123 shares available for future grants and dividends under this plan, including 30,660 shares as a result of forfeitures in 2003.

Charges to expense for these plans were $2 in 2003, $1 in 2002 and $3 in 2001.

Note 14. Pension and Other Postretirement Benefits

We provide defined contribution and defined benefit, qualified and nonqualified, pension plans for certain employees. We also provide other postretirement benefits including medical and life insurance for certain employees upon retirement.

Under the terms of the defined contribution retirement plans, employee and employer contributions may be directed into a number of diverse investments. None of these defined contribution plans allow direct investment of contributions in Dana stock.

The following tables provide a reconciliation of the changes in the defined benefit pension plans' and other postretirement plans' benefit obligations and fair value of assets over the two-year period ended December 31, 2003, statements of the funded status and schedules of the net amounts recognized in the balance sheet at December 31, 2003 and 2002 for both continuing and discontinued operations. The measurement date for the amounts in these tables was December 31 of each year presented.

	Pension Benefits		Other Benefits	
	2003	2002	**2003**	2002
Reconciliation of benefit obligation				
Obligation at January 1	**$2,808**	$2,549	**$1,699**	$1,415
Service cost	**53**	62	**13**	16
Interest cost	**176**	179	**113**	105
Employee contributions	**3**	3	**11**	8
Plan amendments	**1**		**(121)**	
Actuarial loss	**12**	184	**148**	267
Benefit payments	**(248)**	(223)	**(124)**	(111)
Settlements, curtailment and terminations	**(2)**	18		(2)
Acquisitions and divestitures	**13**	(16)	**5**	(1)
Translation adjustments	**98**	52	**15**	2
Obligation at December 31	**$2,914**	$2,808	**$1,759**	$1,699
Accumulated Benefit Obligation at December 31	**$2,788**	$2,669		
Reconciliation of fair value of plan assets				
Fair value at January 1	**$2,121**	$2,283		
Actual return on plan assets	**347**	(19)		
Acquisitions and divestitures	**2**	1		
Employer contributions	**72**	33		
Employee contributions	**3**	3		
Benefit payments	**(248)**	(220)		
Settlements	**(2)**	3		
Translation adjustments	**72**	37		
Fair value at December 31	**$2,367**	$2,121		
Fair Value of Plan Assets				
U.S. plans	**$1,784**	$1,661		
Non-U.S. plans	**583**	460		
Total Fair Value of Plan Assets	**$2,367**	$2,121		

The weighted average asset allocations of our U.S. pension plans at December 31 follow:

Asset Category	**2003**	2002
Equity securities	**54%**	42%
U.S. government debt securities	**37**	52
Other	**9**	6
Total	**100%**	100%

Our target asset allocations of U.S. pension plans for equity securities and absolute return strategies investments, debt securities and other assets at December 31, 2003 were 50%, 45% and 5%, respectively. Our target asset allocations at December 31, 2002 were similar. Our U.S. pension plan target asset allocations are established through an investment policy, which is updated periodically and reviewed by a committee of the Board of Directors.

Our policy recognizes that the link between assets and liabilities is the level of long-term interest rates, and that properly managing the relationship between assets of the pension plans and pension liabilities serves to mitigate the impact of market volatility on our funding levels. Given our U.S. plans' demographics, the key component of this asset/liability modeling approach is the use of long duration U.S. government fixed-income securities. The valuation of these securities tends to track the valuation of pension liabilities. This mitigates interest rate risk and provides the opportunity to allocate additional plan assets to other asset categories with low correlation to stock market indices. Our policy permits the plan assets to be invested in a diverse number of investment categories (referred to as "absolute return strategies" investments) including hedge fund of funds, option programs, commodity funds, private equity and real estate. Under our policy, absolute return strategies investments are limited to not more than 15% of total assets. Currently, none of our U.S. plan assets are invested in absolute return strategies investments except for a de minimis amount of private equity securities. The Other category of our U.S. plan assets includes cash and other short-term debt securities which provide for adequate liquidity for near-term (twelve months or less) benefit payments.

	Pension Benefits		Other Benefits	
	2003	2002	**2003**	2002
Funded Status				
Balance at December 31	**$(547)**	$(687)	**$(1,759)**	$(1,699)
Unrecognized transition obligation	**1**		**3**	
Unrecognized prior service cost	**20**	28	**(117)**	(3)
Unrecognized loss	**574**	662	**849**	735
Prepaid expense (accrued cost)	**$ 48**	$ 3	**$(1,024)**	$ (967)
Amounts recognized in the balance sheet consist of:				
Prepaid benefit cost	**$ 216**	$ 105		
Accrued benefit liability	**(638)**	(691)	**$(1,024)**	$ (967)
Intangible assets	**13**	23		
Accumulated other comprehensive loss	**457**	566		
Net amount recognized	**$ 48**	$ 3	**$(1,024)**	$ (967)

Benefit obligations of the U.S. non-qualified and certain non-U.S. pension plans, amounting to $149 at December 31, 2003, and the other postretirement benefit plans are not funded.

Based on proposed legislation that would modify the discount rate used to determine funding requirements for U.S. plans to a rate equal to 120% of the four-year weighted average of the 30-year Treasury bond yield, we expect to contribute $39 for our U.S. plans during 2004. If the proposed legislation were not enacted, we believe our 2004 contribution would increase by $31. In connection with the planned sale of our automotive aftermarket business, we may contribute a portion of the proceeds generated upon completion of the transaction to our U.S. defined benefit plans. Any such contribution would be in addition to the expected payment required under funding regulations.

Expected benefit payments by U.S. pension plans over the five years after 2003 are as follows: $162 in 2004, $164 in 2005, $165 in 2006, $171 in 2007 and $173 in 2008. Aggregate expected benefit payments by U.S. pension plans for the five-year period 2009 through 2013 are $905. Expected benefit payments by our other U.S. retirement benefit plans over the five years after 2003 are as follows: $115 in 2004, $123 in 2005, $129 in 2006, $132 in 2007 and $135 in 2008. Aggregate expected benefit payments by our other U.S. retirement benefit plans for the five-year period 2009 through 2013 are $665.

Components of net periodic benefit costs for the last three years are as follows:

	Pension Benefits			Other Benefits		
	2003	2002	2001	**2003**	2002	2001
Service cost	**$ 53**	$ 62	$ 66	**$ 13**	$ 16	$ 14
Interest cost	**176**	179	172	**113**	105	91
Expected return on plan assets	**(216)**	(238)	(241)			
Amortization of transition obligation	**(1)**		1			
Amortization of prior service cost	**10**	12	13	**(7)**	(4)	(6)
Recognized net actuarial loss (gain)	**4**	(9)	(20)	**38**	25	13
Net periodic benefit cost	**26**	6	(9)	**157**	142	112
Curtailment (gain) loss		13	4	**1**	3	(2)
Settlement loss		2	2			
Termination expenses		7	10			
Net periodic benefit cost after curtailment and settlements	**$ 26**	$ 28	$ 7	**$158**	$145	$110

The weighted average assumptions used in the measurement of pension benefit obligations are as follows:

	U.S. Plans		
	2003	2002	2001
Discount rate	**6.25%**	6.75%	7.50%
Expected return on plan assets	**8.75%**	8.75%	9.50%
Rate of compensation increase	**5.00%**	5.00%	5.00%
	Non-U.S. Plans		
	2003	2002	2001
Discount rate	**5.63%**	5.99%	6.18%
Expected return on plan assets	**6.80%**	7.06%	7.16%
Rate of compensation increase	**3.58%**	3.41%	4.10%

The discount rate and expected return on plan assets for U.S. plans presented in the table above is used to determine pension expense for the succeeding year.

We select the expected rate of return on plan assets on the basis of a long-term view of asset portfolio performance of our pension plans. Since the 1981 adoption of our asset/liability management investment policy, our compounded rate of return was 12.5%. However, our two-year and five-year compounded rates of return through December 31, 2003 were 9.5% and 3.7%, respectively. We assess the appropriateness of the expected rate of return on an annual basis and when necessary revise the assumption. Our rate of return assumption for U.S. plans was last revised in 2002 when it was lowered from 9.5% to 8.75%, based in part on our expectation of lower future rates of return.

The weighted average assumptions used in the measurement of other postretirement benefit obligations are as follows:

	2003	2002	2001
Discount rate	**6.24%**	6.75%	7.50%
Initial weighted health care costs trend rate	**11.81%**	12.30%	8.10%
Ultimate health care costs trend rate	**5.00%**	5.00%	5.00%
Years to ultimate	**10**	10	9

The discount rate presented in the table above is used to determine expense for the succeeding year. Assumed health care costs trend rates have a significant effect on the health care plan. A one-percentage-point change in assumed health care costs trend rates would have the following effects for 2003:

	1% Point Increase	1% Point Decrease
Effect on total of service and interest cost components	$ 9	$ (8)
Effect on postretirement benefit obligations	129	(118)

In December 2003, legislation was enacted in the U.S. that, among other things, expanded existing Medicare healthcare benefits to include an outpatient prescription drug benefit to Medicare-eligible residents of the U.S. (Medicare Part D) beginning in 2006. Prescription drug coverage will be available to eligible individuals who voluntarily enroll under the Part D plan. As an alternative, employers may provide drug coverage at least "actuarially equivalent to standard coverage" and receive a tax-free federal subsidy equal to 28% of a portion of a Medicare beneficiary's drug costs. However, if covered retirees enroll in a Part D plan, the employer would not receive the subsidy.

The effects of the new Medicare legislation on an entity's financial position and results of operations are normally required to be reflected in the period in which the legislation is enacted. However, the FASB has permitted entities to defer the accounting for the effects of the legislation. Accordingly, we have the option either to account for the effects of the legislation in our 2003 financial statements or to defer our accounting until 2004. Because implementing regulations under the legislation have not been issued and the implications of the legislation's provisions on our retiree healthcare programs in the U.S. need to be fully assessed, we have elected to defer the accounting for the changes in Medicare. We will account for the effects of this legislation in the period in which authoritative guidance on the accounting for the federal subsidy is issued unless an earlier significant event occurs, such as a plan amendment or curtailment, that would call for a remeasurement of our plans' obligations. If such a significant event were to occur before the authoritative guidance were issued, we would reflect our best estimate of the effects of the legislation, including the federal subsidy, at that time. While we expect the effect of this legislation to positively affect our financial condition and results of operations, we will be unable to quantify the full impact until the completion of the assessment.

Note 15. Income Taxes

Income tax expense (benefit) applicable to continuing operations consists of the following components:

	Year Ended December 31		
	2003	2002	2001
Current			
U.S. federal	**$(125)**	$ (7)	$ (65)
U.S. state and local	**(2)**	(9)	(4)
Non-U.S	**100**	51	18
	(27)	35	(51)
Deferred			
U.S. federal and state	**(9)**	(109)	(75)
Non-U.S	**(13)**	(4)	8
	(22)	(113)	(67)
Total expense (benefit)	**$ (49)**	$ (78)	$(118)

Income (loss) before income taxes from continuing operations consists of the following:

	Year Ended December 31		
	2003	2002	2001
U.S. operations	**$(204)**	$(242)	$(359)
Non-U.S. operations	**285**	128	11
	$ 81	$(114)	$(348)

Deferred tax benefits (liabilities) consist of the following:

	December 31		
	2003	2002	2001
Postretirement benefits other than pensions	**$ 351**	$ 339	$ 339
Pension accruals	**124**	189	33
Postemployment benefits	**36**	36	32
Other employee benefits	**37**	29	20
Capital loss carryforward	**456**	368	
Net operating loss carryforwards	**267**	220	234
Foreign tax credits recoverable	**94**	80	79
Other tax credits recoverable	**11**		27
Inventory reserves	**29**	63	77
Expense accruals	**188**	267	252
Goodwill	**76**	109	23
Research and development costs	**86**	41	
Other	**91**	105	62
	1,846	1,846	1,178
Valuation allowances	**(609)**	(538)	(128)
Deferred tax benefits	**1,237**	1,308	1,050
Leasing activities	**(577)**	(621)	(678)
Depreciation — non-leasing	**(177)**	(214)	(233)
Other			(24)
Deferred tax liabilities	**(754)**	(835)	(935)
Net deferred tax benefits	**$ 483**	$ 473	$ 115

Worldwide, we have net operating loss carryforwards of approximately $720 with remaining lives ranging from one year to an indefinite period. Net benefits recognized for net operating loss carryforwards generally relate to Brazil, Germany and the United States where the losses are carried forward 20 years or indefinitely.

We have a capital loss carryforward of approximately $1,302 that expires in 2007. The capital loss carryforward includes $1,050 that was recorded in 2002 in connection with the sale of a subsidiary, as the tax basis substantially exceeded the book basis in the subsidiary's stock. A valuation allowance of $356 was established against the deferred tax asset of $368 in 2002 because current tax law requires the generation of capital gain to offset capital loss and our manufacturing and leasing operations generally produce income that is characterized as ordinary income. Upon completion of the analysis and finalization of the 2002 U.S. federal income tax return, the tentative capital loss carryforward reported in 2002 increased by $365. The resulting $128 adjustment of the deferred tax asset did not affect our determination of the benefit that we are more likely than not to realize during the carryforward period. Accordingly, the valuation allowance of $454 at December 31, 2003 reflects a $128 increase, as well as a $49 reduction for benefits recognized in 2003.

We have a carryforward of excess foreign tax credits of $94. Foreign tax credits generated on income from foreign sources are limited to the total U.S. taxes payable on income from all sources. The excess foreign tax credits may be carried forward five years. The foreign tax credit carryforwards expire as follows: 2005, $28; 2006, $54; 2007, $2 and 2008, $10. To reflect the uncertainties associated with achieving the proper mix of domestic and foreign sources of income to utilize these credits, we established a $40 valuation allowance against the deferred tax asset in 2002 and increased it to $60 during 2003.

Valuation allowances are provided for deferred tax assets whenever the realization of the assets is not deemed to meet a "more likely than not" standard. To reflect judgments in applying this standard, we have increased our valuation allowances against deferred tax assets by $71 in 2003, $410 in 2002 and $26 in 2001, including the provisions described above related to the capital loss and foreign tax credit carryforwards.

Cumulative undistributed earnings of non-U.S. subsidiaries for which U.S. income taxes, exclusive of foreign tax credits, have not been provided approximated $390 at December 31, 2003. U.S. income taxes have not been provided on these undistributed earnings since we intend to permanently reinvest them. If the total undistributed earnings of non-U.S. subsidiaries had been remitted in 2003, a significant amount of the additional tax provision would have been offset by foreign tax credits.

We paid income taxes of $63 in 2003 and received net refunds of $86 in 2002 and $38 in 2001.

The effective income tax rate applicable to continuing operations differs from the U.S. federal income tax rate for the following reasons:

	Year Ended December 31		
	2003	2002	2001
U.S. federal income tax rate	**35.0%**	(35.0)%	(35.0)%
Increases (reductions) resulting from:			
State and local income taxes, net of federal income tax benefit	**(8.7)**	(6.0)	(5.7)
Non-U.S. income	**(18.3)**	(32.4)	0.8
Valuation adjustments	**120.7**	364.3	7.3
General business tax credits	**(7.1)**	(6.0)	(2.7)
Capital loss	**(182.7)**	(368.6)	
Amortization of goodwill			1.1
Miscellaneous items	**0.6**	14.9	0.3
Effective income tax rate	**(60.5)%**	(68.8)%	(33.9)%

Note 16. Composition of Certain Balance Sheet Amounts

The following items comprise the amounts indicated in the respective balance sheet captions:

	December 31 2003	December 31 2002
Other Current Assets		
Deferred tax benefits	**$ 156**	$ 340
Prepaid pension expense	**216**	105
Other	**59**	141
	$ 431	$ 586
Investments and Other Assets		
Investments at equity	**$ 974**	$ 865
Amounts recoverable from insurers	**139**	124
Deferred tax benefits	**329**	145
Other	**252**	350
	$1,694	$1,484
Property, Plant and Equipment, net		
Land and improvements to land	**$ 106**	$ 113
Buildings and building fixtures	**914**	962
Machinery and equipment	**3,485**	4,090
	4,505	5,165
Less: Accumulated depreciation	**2,295**	2,609
	$2,210	$2,556
Deferred Employee Benefits and Other Noncurrent Liabilities		
Postretirement other than pension	**$ 909**	$ 863
Pension	**638**	691
Postemployment	**94**	92
Compensation	**51**	51
Other noncurrent liabilities	**209**	228
	$1,901	$1,925
Investments in Leases		
Leveraged leases	**$ 588**	$ 724
Direct financing leases	**70**	94
Property on operating leases, net of accumulated depreciation	**1**	60
Allowance for credit losses	**(26)**	(34)
	633	844
Less: Current portion	**11**	17
	$ 622	$ 827

The components of the net investment in leveraged leases are as follows:

	December 31 2003	December 31 2002
Rentals receivable	**$ 4,310**	$ 5,980
Residual values	**429**	778
Nonrecourse debt service	**(3,622)**	(5,200)
Unearned income	**(528)**	(833)
Deferred investment tax credit	**(1)**	(1)
	588	724
Less: Deferred taxes arising from leverage leases	**441**	466
	$ 147	$ 258

The components of the net investment in direct financing leases are as follows:

	December 31 2003	December 31 2002
Total minimum lease payments	**$66**	$ 98
Residual values	**29**	31
Deferred initial direct costs	**1**	2
	96	131
Less: Unearned income	**26**	37
	$70	$ 94

Total minimum lease payments receivable on direct financing leases as of December 31, 2003 are as follows:

Year Ended December 31:	
2004	$12
2005	10
2006	10
2007	10
2008	9
Later years	15
Total minimum lease payments receivable	$66

Total minimum lease payments receivable on operating leases as of December 31, 2003 were not material.

Note 17. Fair Value of Financial Instruments

The estimated fair values of Dana's financial instruments are as follows:

	December 31			
	2003		2002	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	**$ 731**	**$ 731**	$ 571	$ 571
Loans receivable (net)	**34**	**38**	46	45
Investment securities	**9**	**9**	12	11
Interest rate swaps			23	23
Currency forwards	**4**	**4**	1	1
Financial liabilities				
Short-term debt	**54**	**54**	163	163
Long-term debt	**3,044**	**3,064**	3,339	3,299
Security deposits — leases			1	1
Deferred funding commitments under leveraged leases	**1**	**1**	1	1
Interest rate swaps	**11**	**11**	3	3
Currency forwards	**1**	**1**	1	1

Note 18. Commitments and Contingencies

At December 31, 2003, we had purchase commitments for property, plant and equipment of approximately $114. DCC did not have any material commitments to provide loan and lease financing at December 31, 2003.

We procure tooling from a variety of suppliers. In certain instances, in lieu of making progress payments on the tooling, we may guarantee a tooling supplier's obligations under its credit facility secured by the specific tooling purchase order. At December 31, 2003, we had a $18 guarantee outstanding in connection with a tooling order for one of our OE programs. Although our Board authorization permits us to issue tooling guarantees up to $80 for these programs, we do not expect such guarantees for this program to exceed $40.

Cash obligations under future minimum rental commitments under operating leases were $378 at December 31, 2003, with rental payments during the next five years of: 2004, $73; 2005, $54; 2006, $53; 2007, $36 and 2008, $33. Net rental expense was $90 in 2003, $78 in 2002 and $107 in 2001.

We have divested certain of our businesses. In connection with these divestitures, there may be future claims and proceedings instituted or asserted against us relative to the period of our ownership or pursuant to indemnifications or guarantees provided in connection with the respective transactions. The estimated maximum potential amount of payments under these obligations is not determinable due to the significant number of divestitures and lack of a stated maximum liability for certain matters. In some cases, we have insurance coverage available to satisfy claims related to the divested businesses. We believe that payments, if any, in excess of amounts provided or insured related to such matters are not reasonably likely to have a material adverse effect on our liquidity, financial condition or results of operations.

We record a liability for estimated warranty obligations at the date products are sold. Adjustments are made as new information becomes available. Changes in our warranty liability for the year ended December 31, 2003 follow:

	Year Ended December 31	
	2003	2002
Balance, beginning of period	**$135**	$138
Amounts accrued for current year sales	**39**	55
Adjustments of prior accrual estimates	**(3)**	25
Settlements of warranty claims	**(58)**	(80)
Effect of discontinued operations	**(19)**	
Impact of divestitures and acquisitions	**(7)**	(5)
Foreign currency translation	**4**	2
Balance, end of period	**$91**	$135

We are a party to various pending judicial and administrative proceedings arising in the ordinary course of business. These include, among others, proceedings based on product liability claims and alleged violations of environmental laws. We have reviewed our pending judicial and legal proceedings, including the probable outcomes, reasonably anticipated costs and expenses, availability and limits of our insurance coverage and our established reserves for uninsured liabilities. We do not believe that any liabilities that may result from these proceedings are reasonably likely to have a material adverse effect on our liquidity, financial condition or results of operations.

Since the mid-1980s, we have been a defendant in asbestos bodily injury litigation. For most of this period, our asbestos-related claims were administered by the Center for Claims Resolution (CCR), which settled claims for its member companies on a shared settlement cost basis. In February 2001, the CCR was reorganized and discontinued negotiating shared settlements. Since then, we have independently controlled our legal strategy and settlements. In August 2001, we retained Peterson Asbestos Consulting Enterprise (PACE), a subsidiary of Peterson Consulting, Inc., to administer our claims, bill our insurance carriers and assist us in claims negotiation and resolution.

At December 31, 2003, we had approximately 149,000 pending asbestos-related product liability claims, consisting of approximately 139,000 unresolved claims and approximately 10,000 claims settled pending payment (including 7,000 claims remaining from when we were a member of the CCR and 3,000 claims we have settled subsequently). This compares to approximately 139,000 pending claims that we reported at December 31, 2002, consisting of approximately 115,000 unresolved claims and approximately 24,000 claims settled pending payment (including 14,000 claims remaining from when we were a member of the CCR and 10,000 claims we have settled subsequently). We believe that we are now being named in more claims because claimants are routinely naming many former CCR members in individual claims, and that more of our claims are now pending for longer periods because we are aggressively defending claims which might previously have been settled by the CCR. We attribute the increase in the number of claims, which occurred in the first half of 2003, in large part to the delayed service of numerous complaints that had been filed in Mississippi in advance of the January 1, 2003 effective date of new laws limiting the filing of tort claims in that state. Many of these were amended claims that had not originally named Dana as a defendant. The number of pending claims declined by 5,000 in the fourth quarter of 2003.

The increase in the number of pending claims has not materially affected our aggregate loss estimate for such claims. At December 31, 2003, we had accrued $133 for indemnity and defense costs for contingent asbestos-related product liability claims and recorded $113 as an asset for probable recoveries from insurers for such claims, compared to $124 accrued for such liabilities and $105 recorded as an asset at December 31, 2002. We review our claims database annually and make adjustments to our loss estimates if appropriate. While we expect our legal defense costs will continue at higher levels than when we were a member of the CCR, we believe that our litigation strategy has reduced and will continue to reduce our indemnity costs. We have agreements with our insurance carriers providing for the payment of a significant majority of the defense and indemnity costs for the pending claims, as well as claims which may be filed against us in the future. We cannot estimate possible losses in excess of those for which we have accrued because we cannot predict how many additional claims may be brought against us in the future, the allegations in such claims or their probable outcomes.

At December 31, 2003 and 2002, we had amounts receivable from our insurers and others of $33 and $38, respectively, representing reimbursements for settled claims and related defense costs. These receivables include billings in progress and amounts subject to alternate dispute resolution proceedings with certain of our insurers. Substantial progress has been made in those proceedings and we expect the outcome to be favorable. However, the amount receivable may increase until the proceedings are ultimately concluded. During 2003, we received $4 from the CCR as a refund of previous settlement advances and $21 from our insurers as reimbursement for defense and indemnity costs. Additional amounts were billed to our insurers for amounts we paid in 2003 in defense and indemnity costs.

At December 31, 2003, we had accrued $12 for contingent non-asbestos product liability costs, compared to $10 at December 31, 2002, with no recovery expected from third parties at either date. The difference between our minimum and maximum estimates for these liabilities was $12 at both dates. If there is a range of equally probable outcomes, we accrue the lower end of the range.

We estimate contingent environmental liabilities based on the most probable method of remediation, current laws and regulations and existing technology. Estimates are made on an undiscounted basis and exclude the effects of inflation. If there is a range of equally probable remediation methods or outcomes, we accrue the lower end of the range. Dana is a potentially responsible party at the Hamilton Avenue Industrial Park Superfund site in New Jersey ("the site"). The site has three "Operable Units." Dana has estimated its potential financial exposure for Operable Units 1 and 2 at the site as ranging between $1 and $5 based on Dana's view as to the most likely remediation method and allocation of costs between Dana and other potentially responsible parties. However, the EPA has identified an array of remedial alternatives for Operable Unit 2 that includes a range from lower to substantially higher than the Dana estimate. Dana has not included any estimate for Operable Unit 3 in its cost projections as the site investigation for this aspect of the site has not yet been conducted. Currently, it is impossible to predict which remedial alternative for Operable Unit 2 will be selected by the EPA, or whether there will be a need for remedial action related to Operable Unit 3. At December 31, 2003, we had accrued $77 for contingent environmental liabilities, compared to $78 at December 31, 2002, with no recovery expected from other parties at either date. The difference between our minimum and maximum estimates for these liabilities was $10 at December 31, 2003, compared to $3 at December 31, 2002.

Some former CCR members have defaulted on the payment of their shares of some of the CCR-negotiated settlements and some of the settling claimants are now seeking payment of the unpaid shares from Dana and the other companies that were members of the CCR at the time of the settlements. We have been working with the CCR, other former CCR member companies, our insurers and the claimants to resolve these issues. At December 31, 2003, we had estimated our total exposure to these matters to be approximately $48 compared to our estimate of $57 at December 31, 2002. At December 31, 2003 we have recorded an estimated recoverable of $30 compared to $47 at December 31, 2002. The change in both amounts during 2003 reflects the favorable renegotiation of a portion of unpaid amounts with plaintiffs. In addition, we have increased our reserve against the recoverable by $8 to take into account the current status of negotiations with our insurers including the status of alternate dispute resolution proceedings and consultations with outside counsel.

The amounts recorded for contingent asbestos-related liabilities and recoveries are based on assumptions and estimates derived from our historical experience and current information. If our assumptions about the nature of the pending unresolved bodily injury claims and the claims relating to the CCR-negotiated settlements, the costs to resolve those claims and the amount of available insurance and surety bonds prove to be incorrect, the actual amount of our liability for asbestos-related claims and the effect on the company could differ materially from our current expectations.

Note 19. Acquisitions

In June 2001, we acquired the remaining 51% interest in Danaven, a Venezuelan operation in which we previously held a minority position. This acquisition was accounted for as a purchase and the results of operations have been included in the consolidated financial statements since the date we attained 100% ownership. We previously accounted for our 49% interest in Danaven under the equity method of accounting. Total assets and debt of Danaven approximated $202 and $92 at June 30, 2001. Sales related to Danaven approximated $64 in 2001.

In August 2002, we acquired GKN Ayra Cardan, S.A., a Spanish manufacturer of light-duty driveshafts and subsidiary of GKN Driveshafts Limited. The acquisition was the result of restructuring the terms of a joint venture with GKN plc, whereby the full ownership of GKN Driveshafts Limited reverted back to GKN. The proceeds from the divestiture, which approximated the carrying value of the investment, were then used to acquire Ayra Cardan.

Note 20. Divestitures

In March 2001, we sold Mr. Gasket, Inc., a wholly owned subsidiary. In the second quarter of 2001, we divested our Marion, Ohio forging facility and the assets of our Dallas, Texas and Washington, Missouri Engine and Fluid Management Group operations. In July 2001, we completed the sale of our Chelsea power take-off business to Parker Hannifin Corporation. In September 2001, we completed the sale of our Glacier industrial polymer bearings businesses to Goodrich Corporation. A net after-tax gain of $10 was recorded on these divestitures. Sales reported by these businesses were $241 in 2000 and $105 in 2001, through the dates of divestiture.

In January 2002, we sold a portion of Taiway Ltd, a consolidated subsidiary and part of our Automotive Systems Group. The minority position retained has been accounted for under the equity method of accounting from the date of the transaction. In March 2002, we sold Thermoplast + Apparatabau GmbH, a manufacturer of molded interior trim parts, and in August 2002, we divested our 49% interest in GKN Driveshafts Limited. Also in the third quarter, we sold our light-duty cylinder liner business to a subsidiary of Promotora de Industrias Mecanicas, S.A. de C.V. (Promec), an equity affiliate. Part of the consideration for the sale of the business was an increase in our ownership in Promec from 40% to 49%. In November 2002, we completed the sale of Tekonsha Engineering Company, Theodore Bargman Company and American Electronic Components, Inc. Also in November, we divested the majority of our Boston Weatherhead industrial hose and fitting operations. In December 2002, we sold the global brake and clutch actuation systems operations of FTE. An after-tax gain of $21 was recorded as a result of these divestitures. The combined sales reported by these businesses were $625 in 2001 and $554 in 2002, through the dates of divestiture.

In October 2001, we announced our plans to sell certain of the businesses of DCC. During 2002, we completed the sale of selected businesses and assets, which reduced DCC's portfolio assets by approximately $500. These sales, along with certain tax benefits, and an impairment charge on an asset being marketed for sale, resulted in a $32 net after-tax gain on DCC divestiture activity. During 2003, we continued to sell DCC assets in individually structured transactions and achieved further reductions through normal portfolio runoff. We reduced DCC's assets in 2003 by approximately $350 and recognized an after-tax gain of $35.

In June 2003, we sold our Thailand structural products subsidiary to AAPICO Hitech Public Co., Ltd., a Thailand-based automotive supplier. The sale resulted in cash proceeds of $54 and an after-tax profit of $8. The subsidiary's sales, which were included in the Automotive Systems Group, were $18 and $21 for the year ended December 31, 2002 and the six months ended June 30, 2003, respectively.

In June 2003, we sold a significant portion of our Engine Management operations to Standard Motor Products for $121. The proceeds consisted of $91 of cash and $30 of debt and equity. The equity securities are restricted by agreement for a period of three years from closing and are included in noncurrent assets at their estimated fair value. In connection with the sale, we recorded after-tax charges of $4 in 2003. The subsidiary's sales, which were included in the former Automotive Aftermarket Group, were $288 and $142 for the year ended December 31, 2002 and the six months ended June 30, 2003, respectively. These amounts are included in our discontinued operations.

Note 21. Discontinued Operations

The provisions of SFAS No. 144 are generally prospective from the date of adoption and therefore do not apply to divestitures announced prior to January 1, 2002. Accordingly, the disposal of selected subsidiaries of DCC that were announced in October 2001 and completed in 2002 and 2003 were not considered in our determination of discontinued operations. At the same time, while DCC had assets intended for sale at December 31, 2003, they did not meet the criteria for treatment as discontinued operations given the uncertainty surrounding the timing of the sales.

We divested our American Electronic Components, Inc., Tekonsha Engineering Company, Theodore Bargman Company and FTE businesses and the majority of our Boston Weatherhead division during the fourth quarter of 2002. We were also actively pursuing the sale of a significant portion of our Engine Management at the end of 2002, a process which ended with the sale of that business in June 2003. These operations qualified as discontinued operations at the end of 2002. In December 2003, we announced our intention to sell substantially all of our Automotive Aftermarket Group. Because we expect to complete the sale in 2004, these operations were treated as discontinued operations as of the end of 2003. Accordingly, the income statements for all prior years have been reclassified to reflect the results of operations of these divested or soon-to-be divested businesses as discontinued operations. The balance sheet at December 31, 2002 reflects the assets and liabilities of the Engine Management business as assets and liabilities of discontinued operations. The assets and liabilities of our Automotive Aftermarket business unit that we plan to divest in 2004 are presented as assets and liabilities of discontinued operations at December 31, 2003.

The following summarizes the revenues and expenses of our discontinued operations for 2003, 2002 and 2001 and reconciles the amounts reported in the consolidated statement of income to operating PAT reported in the segment table, which excludes restructuring and unusual charges.

	2003	2002	2001
Sales	**$2,153**	$2,782	$2,790
Other income (expense)	**(2)**	6	2
Cost of sales	**1,792**	2,316	2,425
Selling, general and administrative expenses	**274**	345	384
Restructuring expenses	**4**	49	114
Interest expense	**1**	5	5
Income (loss) before income taxes	**80**	73	(136)
Income tax benefit (expense)	**(33)**	(41)	43
Restructuring and unusual items	**5**	56	99
Operating PAT in segment table	**$ 52**	$ 88	$ 6

The sales of our discontinued operations, while not included in our segment data, were associated with our SBUs as follows:

	2003	2002	2001
AAG	**$2,140**	$2,368	$2,370
ASG	**—**	251	237
EFMG	**13**	134	153
Other	**—**	29	30
	$2,153	$2,782	$2,790

The $114 of restructuring expense of the discontinued operations in 2001 is related to the integration of the Engine Management warehouse operations, exiting product lines and down-sizing our filtration operations. Restructuring expenses included pre-tax charges of $61 related to the impairment of long-lived assets, primarily property, plant and equipment, $31 for employee termination benefits and $22 of exit and other expenses, primarily lease continuation expense. Cost of sales included $50 of charges related to inventory impairment resulting from consolidating our warehouse operations and exiting product lines and provisions for unsalvageable customer returns. In 2002, we charged $24 of exit costs, primarily lease continuation expense, related to closing warehouse facilities, $21 for employee termination benefits and $4 of long-lived asset impairment to restructuring expenses as we continued the program initiated in the fourth quarter of 2001. We also charged $34 to cost of sales in 2002 primarily for inventory impairment and provisions for unsalvageable customers returns in connection with exiting a product line. Other income (expense) included pre-tax charges of $38 in 2002 to reduce the carrying value of assets of our Engine Management business included in discontinued operations. Also included in other income (expense) is a net pre-tax gain of $41 in 2002 resulting from the divestiture of FTE and the majority of our Boston Weatherhead division.

The assets and liabilities of discontinued operations reported in the consolidated balance sheet as of December 31, 2002 include only the amounts related to the Engine Management operations, which were classified as discontinued operations prior to that date. Included in the balance sheet at December 31, 2003 are assets of discontinued operations of $1,254 and liabilities of discontinued operations of $307 related to the Automotive Aftermarket business unit.

The assets and liabilities of the discontinued operations are as follows:

	December 31	
	2003	2002
Assets of discontinued operations:		
Accounts receivable	**$ 408**	$ 9
Inventories	**451**	99
Cash and other current assets	**75**	2
Goodwill	**32**	—
Property, plant and equipment	**288**	67
	$1,254	$177
Liabilities of discontinued operations		
Accounts payable	**$ 199**	$ 40
Accrued payroll and employee benefits	**26**	11
Other current liabilities	**73**	17
Other noncurrent liabilities	**9**	—
	$ 307	$ 68

In the consolidated statement of cash flows, the cash flows of discontinued operations are not reclassified.

Note 22. Business Segments

Our manufacturing operations are organized into the following market-focused strategic business units (SBUs):

- Automotive Systems Group (ASG) sells axles, driveshafts, drivetrains, frames, chassis products and related modules and systems for the automotive and light vehicle markets and driveshafts for the commercial vehicle market.
- Engine and Fluid Management Group (EFMG) sells sealing, bearing, fluid-management and power-cylinder products for the automotive, light and commercial vehicle, leisure and outdoor power equipment markets.
- Heavy Vehicle Technologies and Systems Group (HVTSG) sells axles, brakes, driveshafts, chassis and suspension modules, ride controls and related modules and systems for the commercial and off-highway vehicle markets and transmissions and electronic controls for the off-highway market.

As discussed in Note 21, a substantial majority of our Automotive Aftermarket Group (AAG) has been classified as a discontinued operation based on our intention to sell that business. The Clevite distribution and marketing operations are being retained. Because Clevite distributes products which are almost exclusively manufactured by EFMG, that business has been moved to EFMG; segment data for all years presented has been restated accordingly.

For some time, we were also a leading provider of lease financing services in selected markets through DCC. In accordance with plans announced in October 2001, we sold a number of DCC's businesses and assets during 2002 and 2003. DCC had total portfolio assets of approximately $1,350 at December 31, 2003, as compared to $1,700 and $2,200 at the end of 2002 and 2001, respectively. While we will continue to pursue the sale of many of the remaining DCC assets in 2004, we expect to retain approximately $760 in assets and certain liabilities, including debt, for tax and other business reasons. The retained assets will include certain service-related assets which support other Dana operations, a technology-based service business where joint marketing opportunities exist, and certain portfolio investments where tax attributes and/or market conditions make disposal uneconomical at this time. The retained liabilities will include certain asset-specific financing and general obligations that are uneconomical to pay off in advance of their scheduled maturities. We expect that the retained assets will generate sufficient cash to service DCC's debt portfolio over the next several years.

Information used to evaluate our operating segments — the SBUs and DCC — and our geographic regions is as follows:

	External Sales	Inter-Segment Sales	EBIT	Operating PAT	Net Profit (Loss)	Net Assets	Capital Spend	Depreciation/ Amortization
2003								
ASG	$3,777	$ 126	$ 204	$ 155	$ 71	$1,931	$142	$146
EFMG	2,150	35	134	87	40	1,096	54	83
HVTSG	1,924	75	130	79	27	610	39	51
DCC				21	21	291		
Other	67	6	(220)	(211)	(28)	13	16	5
Total continuing operations	7,918	242	248	131	131	3,941	251	285
Discontinued operations			90	52	52			
Total operations	7,918	242	338	183	183	3,941	251	285
Unusual items excluded from performance measures			(1)	39	39			
Consolidated	$7,918	$ 242	$ 337	$ 222	$ 222	$3,941	$251	$285
North America	$5,473	$ 88	$ 245	$ 155	$ 35	$2,187	$150	$179
Europe	1,455	81	106	84	50	1,137	54	60
South America	441	165	70	43	33	284	17	27
Asia Pacific	549	3	47	30	15	159	29	17
DCC				21	21	291		
Other			(220)	(202)	(23)	(117)	1	2
Total continuing operations	7,918	337	248	131	131	3,941	251	285
Discontinued operations			90	52	52			
Total operations	7,918	337	338	183	183	3,941	251	285
Unusual items excluded from performance measures			(1)	39	39			
Consolidated	$7,918	$ 337	$ 337	$ 222	$ 222	$3,941	$251	$285

	External Sales	Inter-Segment Sales	EBIT	Operating PAT	Net Profit (Loss)	Net Assets	Capital Spend	Depreciation/ Amortization
2002								
ASG	$3,526	$ 103	$ 203	$ 157	$ 74	$1,743	$137	$152
EFMG	2,119	38	112	73	25	1,051	41	87
HVTSG	1,797	92	102	63	14	629	23	53
DCC				26	26	271		
Other	59	638	(198)	(236)	(56)	(43)	2	4
Total continuing operations	7,501	871	219	83	83	3,651	203	296
Discontinued operations			157	88	88			
Total operations	7,501	871	376	171	171	3,651	203	296
Unusual items excluded from performance measures			(246)	(133)	(133)			
Change in accounting				(220)	(220)			
Consolidated	$7,501	$ 871	$ 130	$(182)	$(182)	$3,651	$203	$296
North America	$5,516	$ 96	$ 300	$ 188	$ 63	$2,185	$135	$192
Europe	1,233	72	49	50	21	984	28	57
South America	361	156	52	32	24	255	12	34
Asia Pacific	391	2	19	13	1	149	27	12
DCC				26	26	271		
Other			(201)	(226)	(52)	(193)	1	1
Total continuing operations	7,501	326	219	83	83	3,651	203	296
Discontinued operations			157	88	88			
Total operations	7,501	326	376	171	171	3,651	203	296
Unusual items excluded from performance measures			(246)	(133)	(133)			
Change in accounting				(220)	(220)			
Consolidated	$7,501	$ 326	$ 130	$(182)	$(182)	$3,651	$203	$296

	External Sales	Inter-Segment Sales	EBIT	Operating PAT	Net Profit (Loss)	Net Assets	Capital Spend	Depreciation/ Amortization
2001								
ASG	$3,485	$ 92	$ 168	$ 133	$ 50	$1,837	$179	$158
EFMG	2,151	58	74	48	1	1,327	55	112
HVTSG	1,751	89	61	37	(9)	709	32	69
DCC				31	31	198	1	
Other	93	1,172	(148)	(218)	(42)	(27)	1	4
Goodwill amortization			(38)	(32)	(32)			
Total continuing operations	7,480	1,411	117	(1)	(1)	4,044	268	343
Discontinued operations			30	6	6			
Total operations	7,480	1,411	147	5	5	4,044	268	343
Restructuring and unusual items			(466)	(303)	(303)			
Consolidated	$7,480	$1,411	$(319)	$(298)	$(298)	$4,044	$268	$343
North America	$5,469	$ 88	$ 261	$ 166	$ 45	$2,527	$179	$222
Europe	1,255	73	39	43	13	975	36	70
South America	432	124	13	(3)	(13)	415	26	34
Asia Pacific	324	2	6	3	(8)	146	25	14
DCC				31	31	198		
Other			(164)	(209)	(37)	(217)	2	3
Goodwill amortization			(38)	(32)	(32)			
Total continuing operations	7,480	287	117	(1)	(1)	4,044	268	343
Discontinued operations			30	6	6			
Total operations	7,480	287	147	5	5	4,044	268	343
Restructuring and unusual items			(466)	(303)	(303)			
Consolidated	$7,480	$ 287	$(319)	$(298)	$(298)	$4,044	$268	$343

Management evaluates the operating segments and regions as if DCC were accounted for on the equity method of accounting rather than on the fully consolidated basis used for external reporting. This is done because DCC is not homogeneous with our manufacturing operations, its financing activities do not support the sales of our other operating segments and its financial and performance measures are inconsistent with those of our other operating segments. Moreover, the financial covenants contained in Dana's long-term bank facility are measured with DCC accounted for on an equity basis.

Operating profit after tax (PAT) is the key internal measure of performance used by management, including our chief operating decision maker, as a measure of segment profitability. With the exception of DCC, operating PAT represents earnings before interest and taxes (EBIT), tax effected at 39% (our estimated long-term effective rate), plus equity in earnings of affiliates. Net profit (loss), which is operating PAT less allocated corporate expenses and net interest expense, provides a secondary measure of profitability for our segments that is more comparable to that of a free-standing entity. The allocation is based on segment sales because it is readily calculable, easily understood and, we believe, provides a reasonable distribution of the various components of our corporate expenses among our diverse business units. Because the accounting guidance does not permit the allocation of corporate expenses to discontinued operations and we have elected not to allocate interest expense to discontinued operations, we have included the corporate expenses and interest expense previously allocated to AAG in Other in the segment tables. These amounts totaled $43, $36 and $37 in 2003, 2002 and 2001, respectively. We believe this avoids distorting the net profit (loss) previously reported for the remaining SBUs and presents amounts that are indicative of the reduced level of corporate expenses and interest expense anticipated following the sale of our automotive aftermarket business.

The Other category includes businesses unrelated to the segments, trailing liabilities for closed plants and corporate administrative functions. For purposes of presenting operating PAT, Other also includes interest expense net of interest income, elimination of inter-segment income and adjustments to reflect the actual effective tax rate. In the net profit (loss) column, Other includes the net profit or loss of businesses not assigned to the segments and certain divested businesses (but not discontinued operations), minority interest in earnings and the tax differential.

The following table reconciles the EBIT amount reported for our segments, excluding DCC, to our consolidated income (loss) before income taxes as presented in the consolidated statement of income.

	2003	2002	2001
EBIT of continuing operations	**$ 248**	$ 219	$ 117
Restructuring and unusual items — total operations	**(1)**	(246)	(466)
Restructuring and unusual items — discontinued operations	**9**	81	161
Interest expense, excluding DCC	**(160)**	(175)	(200)
Interest income, excluding DCC	**13**	12	12
DCC pre-tax income	**(28)**	(5)	28
Income (loss) before income taxes	**$ 81**	$(114)	$(348)

Restructuring and unusual items consist of the gains on sales of businesses discussed in Note 20 and the restructuring and other unusual charges discussed in Notes 21 and 23.

The performance EBIT for 2003 excludes $7 of DCC-related transaction expenses recorded at the Dana parent level, the $15 of gains realized on note repurchases and $9 of additional charges associated with the Engine Management and Boston Weatherhead divestitures. An $8 profit from the sale of our Thailand structural products subsidiary is included in the EBIT of ASG because it represents the recovery of development costs previously expensed during the start-up of this operation. Because all elements of EBIT are taxed at 39% for purposes of calculating operating PAT, only $5 is included in ASG's operating PAT for this item despite its tax-free nature. Operating PAT reported by our continuing operations for 2003 excludes $9 of after-tax gains realized on the note repurchases, the $5 after-tax effect of the additional divestiture charges and $35 of net gains realized on the DCC asset sales.

Unusual items excluded from performance measures in 2002 presented in the segment table and the EBIT reconciliation table includes charges related to our restructuring efforts and gains and losses on divestitures.

The gains and losses recorded by DCC are not presented as unusual items excluded from performance measures in the preceding EBIT reconciliation table since we do not include DCC's results in EBIT for segment reporting. However, such pre-tax amounts are included within DCC's pre-tax income in the table.

Expenses incurred in connection with our restructuring activities are included in the respective SBUs' 2003 operating results, as are credits to earnings resulting from the periodic adjustments of our restructuring accruals to reflect changes in our estimates of the total cost remaining on uncompleted restructuring projects and gains and losses realized on the sale of assets related to restructuring. These expenses and credits for 2003 are summarized by SBU in the following table. They are included in Operating PAT and Net Profit (Loss) after applying a 39% tax effect.

	Year Ended December 31, 2003		
	Restructuring Provisions	Adjustments of Accruals	Restructuring Disposition Gain (Loss)
ASG	$11	$ 9	$ 1
AAG	5		
EFMG	8	1	1
HVTSG	7	17	2
Other	3		
	$34	$27	$ 4

The above amounts for the AAG are included in income from discontinued operations. Refer to Note 21 for additional detail.

Equity earnings included in the operating PAT and net profit reported in 2003, 2002 and 2001 were $29, $33, and $27 for ASG and $5, $5 and $3 for EFMG. Equity earnings included for the other SBUs were not material. The related equity investments totaled $501, $415 and $364 for ASG and $64, $58 and $44 for EFMG in 2003, 2002 and 2001.

Net assets at the SBU and regional level is intended to correlate with invested capital. The amount includes accounts receivable, inventories (on a first-in, first-out basis), prepaid expenses (excluding taxes), goodwill, investments in affiliates, net property, plant and equipment, accounts payable and certain accrued liabilities, but excludes assets and liabilities of discontinued operations.

Net assets differ from consolidated total assets as follows:

	2003	2002	2001
Net assets	**$3,941**	$3,651	$ 4,044
Accounts payable and other current liabilities	**1,838**	1,609	1,547
DCC's assets in excess of equity	**1,210**	1,493	2,012
Other current and long-term assets	**1,374**	2,623	2,363
Assets of discontinued operations	**1,254**	177	241
Consolidated total assets	**$9,617**	$9,553	$10,207

Although accounting for discontinued operations does not result in the reclassification of prior balance sheets, our segment reporting excludes the assets of our discontinued operations for all periods presented based on the treatment of these items for internal reporting purposes.

The differences between operating capital spend and depreciation shown by SBU and region and purchases of property, plant and equipment and depreciation shown on the cash flow statement result from the exclusion from the segment table of the amounts related to discontinued operations and our method of measuring DCC for operating purposes. DCC's capital spend and depreciation are not included in the operating measures. DCC purchased equipment for lease to our manufacturing operations through 2002 and continues to lease that equipment to the SBUs. These operating leases have been included in the consolidated statements as purchases of assets and the assets are being depreciated over their useful lives.

Sales by region are based upon location of the entity recording the sale. Sales from the U.S. amounted to $4,741 in 2003, $4,907 in 2002 and $4,890 in 2001. No other country's sales exceeded 10% of total sales. U.S. long-lived assets were $1,078 in 2003, $1,304 in 2002 and $1,631 in 2001. No other country's long-lived assets exceeded 10% of total long-lived assets.

Export sales from the U.S. to customers outside the U.S. amounted to $397 in 2003, $223 in 2002 and $329 in 2001. Total export sales (including sales to our non-U.S. subsidiaries which are eliminated for financial statement presentation) were $587 in 2003, $392 in 2002 and $494 in 2001.

Worldwide sales to Ford Motor Company and subsidiaries amounted to $2,098 in 2003, $1,953 in 2002 and $1,935 in 2001, which represented 27%, 26% and 26% of our consolidated sales. Sales to DaimlerChrysler AG and subsidiaries were $823 in 2003, $1,017 in 2002 and $1,030 in 2001, representing 10%, 14% and 14% of our consolidated sales. Sales to Ford were primarily from our ASG and EFMG segments, while sales to DaimlerChrysler were primarily from the ASG and HVTSG segments. No other customer accounted for more than 10% of our consolidated sales.

Note 23. Restructuring of Operations

In the first quarter of 2001, we recorded $22 of restructuring expense in connection with the announced closing of six facilities in the ASG and EFMG and workforce reductions at other facilities. These charges included $10 for employee termination benefits, $7 for asset impairment and $5 for other exit costs and impacted net earnings by $14. We announced additional facility closings in the third quarter and accrued additional restructuring charges of $12, affecting earnings by $7.

In October 2001, we announced plans to reduce our global workforce by more than 15% and initiated a review of more than 30 facilities for possible consolidation or closure. These actions were undertaken to reduce capacity and outsource the manufacturing of non-core content. As of December 31, 2001, we had announced the closing of 21 facilities and reduced our workforce by more than 7% in connection with these plans. Overall charges recorded in 2001 related to our actions announced in October were $431 and affected net earnings by $279. Charges for all restructuring activities totaled $440 in the fourth quarter of 2001, including $155 for employee terminations, $196 for asset impairments and $89 for exit and other costs. The impaired assets include property, plant and equipment held for sale and within our European distribution operations of EFMG. Exit and other expenses are mainly lease continuation obligations, net of estimated sub-lease rents, property taxes and other holding costs related to closed facilities through the estimated date of sale or sub-lease, and costs to prepare facilities for sale or closure. We charged cost of sales for $85 of these expenses, including $38 for inventory impairment resulting from our decision to close certain plants and warehouses and $47 of other charges, including warranty provisions related to acquired products now discontinued and provisions for unsalvageable customer returns related to the rationalization of our aftermarket operations. Net earnings in the fourth quarter were impacted by $284.

For the year ended December 31, 2001, we recorded total expenses of $476, including $390 charged to restructuring expense and $86 charged to cost of sales, in connection with our restructuring actions.

In 2002, we announced additional facility closures under the October 2001 plan, bringing the total number of facilities slated for closure to 39. As of December 31, 2002, 28 of the 39 facilities were closed with the remaining 11 scheduled for closure in 2003 or early 2004. Through the facility closures and divestitures undertaken in connection with the October 2001 plan, we reduced the workforce by about 10,000 people (13%) from October 2001 through the end of 2002.

In connection with these restructuring activities, we recorded restructuring expenses of $207 in 2002, including $101 for employee termination benefits and the impact on pension and postretirement healthcare programs; $20 for asset impairment related to property, plant and equipment of closed facilities; and $86 for exit and other expenses, including lease continuation expense, property taxes and other holding costs, costs of preparing properties for closure or sale and costs of moving equipment and people in connection with consolidating operations and outsourcing non-core production. We also charged cost of sales for $36 of inventory impairment and nonsalvageable returns related to discontinued lines of business. In total, we recorded charges of $243 which reduced net income by $163 in 2002.

During 2003, we made substantial progress toward the completion of our previously announced plans, including the closure of seven locations, reduction of people and relocation of equipment. In connection with these efforts, we recorded $9 for employee termination benefits and $17 for exit costs, including the cost of relocating people, transferring equipment and maintaining buildings held for sale. We also recorded charges of $8 on the sale of production equipment and to recognize impairment of a former warehouse facility that was vacated in connection with our restructuring activities and is now being held for sale. As discussed below, we reduced accruals relating to certain restructuring initiatives because we determined, following certain plan modifications, that recorded estimates exceeded the amounts necessary to complete the remaining restructuring activities. The most significant reversal related to our Lugoff, South Carolina commercial vehicle facility. Closure of the facility was announced in 2002 as a result of our loss of business at this facility; we recorded restructuring charges of $18 at that time. During the third quarter of 2003, we modified our plans and announced the closure of our Montgomery, Alabama commercial vehicle facility and the relocation of most of the manufacturing and assembly activities currently performed at Montgomery to our Lugoff facility. As a result of the decision to move the Montgomery operation to Lugoff, we reversed $16 of the $18 charge taken in 2002 for the Lugoff closure and recognized a $6 restructuring charge related to the Montgomery facility closure. During 2003, the adjustment of accruals determined to be in excess of remaining requirements totaled $27. On a net basis, restructuring provisions and adjustments resulted in a pre-tax charge of $7 in 2003. Separately, we credited pre-tax gains of $4 that resulted from the sale of impaired assets to restructuring expense in 2003.

The following summarizes the restructuring charges and activity for all restructuring programs recorded in the last three years:

	Employee Termination Benefits	Long-Lived Asset Impairment	Exit Costs	Total
Balance at December 31, 2000	$ 93	$ 0	$20	$ 113
Activity during the year				
Charges to expense	171	166	53	390
Cash payments	(58)		(20)	(78)
Write-off of assets		(166)		(166)
Balance at December 31, 2001	$206	$ 0	$53	$ 259
Activity during the year				
Charges to expense	101	20	86	207
Cash payments	(67)		(75)	(142)
Write-off of assets		(20)		(20)
Transfers of balances	(59)			(59)
Balance at December 31, 2002	181	0	64	245
Activity during the year				
Charges to expense	**9**	**8**	**17**	**34**
Adjustments of accruals	**(16)**		**(11)**	**(27)**
Cash payments	**(93)**		**(52)**	**(145)**
Write-off of assets		**(8)**		**(8)**
Balance at December 31, 2003	**$ 81**	**$ 0**	**$18**	**$ 99**

The transfers of balances involve accruals related to curtailment or settlement of pension and postretirement healthcare or to probable liabilities under workers' compensation and similar programs, which were based on actuarially determined amounts. Because it is not practicable to isolate the related payments, which could occur over an extended period of time, we have transferred these accruals from our restructuring accrual to the related liabilities.

The above amounts include activities within our discontinued operations. Restructuring expenses now included on the loss from discontinued operations line in the consolidated statement of income totaled $4 in 2003, $49 in 2002 and $114 in 2001, before related tax benefits.

Employee terminations relating to the plans within our continuing operations were as follows:

	2003	2002	2001
Total estimated	**251**	3,222	7,690
Less terminated:			
2001			(3,571)
2002		(1,304)	(3,545)
2003	**(120)**	(1,190)	(395)
Balance at December 31, 2003	**131**	**728**	**179**

At December 31, 2003, $99 of restructuring charges remained in accrued liabilities. This balance was comprised of $82 for the reduction of approximately 1,050 employees to be completed in 2004 and $17 for lease terminations and other exit costs. The estimated annual cash expenditures will be approximately $78 in 2004, $14 in 2005 and $7 thereafter. Our liquidity and cash flows will be materially impacted by these actions. It is anticipated that our operations over the long term will further benefit from these realignment strategies through reduction of overhead and certain material costs.

Note 24. Noncash Investing and Financing Activities

In leveraged leases, the issuance of nonrecourse debt financing and subsequent repayments thereof are transacted directly between the lessees and the lending parties to the transactions. Nonrecourse debt issued to finance leveraged leases was $163 in 2001; nonrecourse debt obligations repaid were $226 in 2003, $279 in 2002 and $76 in 2001.

DANA CORPORATION AND CONSOLIDATED SUBSIDIARIES

SCHEDULE II(a) — VALUATION AND QUALIFYING ACCOUNTS AND RESERVES ALLOWANCE FOR DOUBTFUL ACCOUNTS RECEIVABLE

	Balance at beginning of period	Additions charged to income	Trade accounts receivable "written off" net of recoveries	Adjustments arising from change in currency exchange rates and other items	Balance at end of period
Year ended —					
December 31, 2001	$41,970,000	$25,899,984	$(21,338,232)	$(1,471,718)	$45,060,034
December 31, 2002	45,060,034	26,751,000	(27,332,000)	(4,930,034)	39,549,000
December 31, 2003	39,549,000	7,531,000	(14,223,000)	5,044,000	37,901,000

DANA CORPORATION AND CONSOLIDATED SUBSIDIARIES

SCHEDULE II(b) — VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
ALLOWANCE FOR CREDIT LOSSES — LEASE FINANCING

	Balance at beginning of period	Amounts charged (credited) to income(1)	Amounts "written off" net of recoveries	Adjustments arising from change in currency exchange rates and other items(1)	Balance at end of period
Year ended —					
December 31, 2001	$42,696,000	$(10,324,000)	$(1,151,000)	$ (7,000)	$31,214,000
December 31, 2002	31,214,000	3,739,000	(1,044,000)	52,000	33,961,000
December 31, 2003	33,961,000	126,000	(8,017,000)	49,000	26,119,000

(1) During 2001, the factors used to estimate future credit losses related to lease financing receivables were refined to more accurately reflect the past history of credit losses and the inherent risks of the portfolio. The allowance for credit losses was reduced as a result of the refinement, resulting in a net credit provision for credit losses on lease financing receivables for the year ended December 31, 2001.

DANA CORPORATION AND CONSOLIDATED SUBSIDIARIES

SCHEDULE II(c) — VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
VALUATION ALLOWANCE FOR DEFERRED TAX ASSETS

	Balance at beginning of period	Net additions charged to income	Reductions due to utilization or expiration	Adjustments arising from change in currency exchange rates and other items	Balance at end of period
Year ended —					
December 31, 2001	$102,100,000	$ 25,500,000			$127,600,000
December 31, 2002	127,600,000	415,400,000	$ (5,300,000)		537,700,000
December 31, 2003	537,700,000	135,883,000	(69,604,000)	$5,119,000	609,098,000

DANA CORPORATION AND CONSOLIDATED SUBSIDIARIES

SCHEDULE II(d) — VALUATION AND QUALIFYING ACCOUNTS AND RESERVES ALLOWANCE FOR LOAN LOSSES

	Balance at beginning of period	Additions charged to expense	Write-Off	Write-Off Recoveries	Balance at end of period
Year ended —					
December 31, 2001	$7,861,000	$2,818,000	$(6,464,000)	$10,000	$4,225,000
December 31, 2002	4,225,000	1,039,000	(2,337,000)	477,000	3,404,000
December 31, 2003	3,404,000		(137,000)		3,267,000

Unaudited Quarterly Financial Information*

For the Year ended December 31, 2003

	March 31		June 30		September 30		December 31
	Reported	Restated	Reported	Restated	Reported	Restated	Reported
Net Sales	$2,442	$1,976	$2,541	$2,012	$2,410	$1,880	$2,050
Gross Profit	259	173	265	174	245	144	180
Net Income (Loss)							
Continuing Operations	46	36	55	46	61	37	56
Discontinued Operations	(5)	5	(3)	6		24	12
Effect of Change in Accounting							
Net Income (Loss)	$ 41	$ 41	$ 52	$ 52	$ 61	$ 61	$ 68
Net Income (Loss) per share							
Basic							
Continuing Operations	$ 0.31	$ 0.25	$ 0.38	$ 0.31	$ 0.41	$ 0.25	$ 0.37
Discontinued Operations	(0.03)	0.03	(0.03)	0.04		0.16	0.08
Effect of Change in Accounting							
Net Income (Loss)	$ 0.28	$ 0.28	$ 0.35	$ 0.35	$ 0.41	$ 0.41	$ 0.45
Fully Diluted							
Continuing Operations	$ 0.31	$ 0.25	$ 0.38	$ 0.31	$ 0.41	$ 0.25	$ 0.37
Discontinued Operations	(0.03)	0.03	(0.03)	0.04		0.16	0.08
Effect of Change in Accounting							
Net Income (Loss)	$ 0.28	$ 0.28	$ 0.35	$ 0.35	$ 0.41	$ 0.41	$ 0.45

For the Year ended December 31, 2002

	March 31		June 30		September 30		December 31	
	Reported	Restated	Reported	Restated	Reported	Restated	Reported	Restated
Net Sales	$2,321	$1,837	$2,576	$2,035	$2,356	$1,839	$2,251	$1,790
Gross Profit	267	175	321	200	253	169	237	153
Net Income (Loss)								
Continuing Operations	(13)	(16)	58	41	(1)	(17)	14	(2)
Discontinued Operations	4	7	(6)	11	5	21	(23)	(7)
Effect of Change in Accounting	(220)	(220)						
Net Income (Loss)	$ (229)	$ (229)	$ 52	$ 52	$ 4	$ 4	$ (9)	$ (9)
Net Income (Loss) per share								
Basic								
Continuing Operations	$ (0.09)	$ (0.11)	$ 0.39	$ 0.27	$ (0.01)	$ (0.12)	$ 0.09	$ (0.01)
Discontinued Operations	0.03	0.05	(0.04)	0.08	0.03	0.14	(0.15)	(0.05)
Effect of Change in Accounting	(1.48)	(1.48)						
Net Income (Loss)	$ (1.54)	$ (1.54)	$ 0.35	$ 0.35	$ 0.02	$ 0.02	$ (0.06)	$ (0.06)
Fully Diluted								
Continuing Operations	$ (0.09)	$ (0.11)	$ 0.39	$ 0.27	$ (0.01)	$ (0.12)	$ 0.09	$ (0.01)
Discontinued Operations	0.03	0.05	(0.04)	0.08	0.03	0.14	(0.15)	(0.05)
Effect of Change in Accounting	(1.48)	(1.48)						
Net Income (Loss)	$ (1.54)	$ (1.54)	$ 0.35	$ 0.35	$ 0.02	$ 0.02	$ (0.06)	$ (0.06)

* *The information presented for 2002 and the first three quarters of 2003 has been restated to reflect the treatment of certain businesses as discontinued operations. See Note 21 — Discontinued Operations for additional information.*

In the first quarter of 2002, we adopted SFAS No. 142, which requires annual impairment testing for goodwill in lieu of amortization. In connection with this testing, we recorded a goodwill impairment charge of $289, which impacted net earnings by $220 ($1.48 per share). We also continued to execute our October 2001 restructuring plans during the quarter, including the announcement of six plant closings and permanent workforce reductions at other locations. Expenses accrued as a result of these actions amounted to $46, which had a $37 ($0.24 per share) impact on net earnings.

In the second quarter we announced the closing of eight additional facilities and further reductions in our permanent workforce, resulting in a pre-tax charge of $63 ($42 after taxes). These charges were partially offset by a $27 after-tax gain on the sale of selected subsidiaries of Dana Credit Corporation. The combined impact on earnings was an expense of $15, or $0.10 per share.

The third quarter of 2002 brought continued restructuring charges for employee termination benefits ($20), exit costs ($10) and asset impairments ($5). We also charged $17 of inventory impairment to cost of sales, for a total charge of $52 before taxes, resulting in a $40 ($0.28 per share) reduction in net income for the quarter.

In the fourth quarter, we completed the sale of the majority of our Boston Weatherhead industrial hose and fitting operations, the divestiture of Tekonsha Engineering Company, Theodore Bargman Company and American Electronic Components, Inc. and the sale of FTE. We recognized a net $26 nonrecurring after-tax gain on these divestitures. Additionally, we recorded a $38 impairment charge ($23 after-tax) in connection with classifying our Engine Management aftermarket operations as held for sale. We also recorded after-tax restructuring charges of $44 during the quarter. Net income for the quarter was adversely affected by $41 (28 cents per share).

In the first quarter of 2003, we continued the sale of DCC assets, realizing an after-tax gain of $10 or $0.07 per share. We also made additional progress toward the completion of our restructuring plans, and accrued $6 for the cost of relocating people and equipment and maintaining buildings held for sale. Offsetting this charge was a reversal of $6 relating to other certain restructuring activities as the accruals exceeded the amounts necessary to complete the remaining activities in our restructuring plan.

In the second quarter, we sold our Thailand structural products subsidiary, realizing an after-tax gain of $8. The continuing sale of additional DCC businesses and assets resulted in an after-tax gain of $7 during the period. We also recorded $6 of additional charges and $4 of related tax benefits in discontinued operations in connection with the completion of the sale of a significant portion of our Engine Management businesses. Finally, we recorded charges of $2 for certain restructuring activities and recorded income tax benefits in our FTE brake actuator business in Germany in connection with the favorable resolution of certain tax issues. The net result of these items was a gain of $11 ($0.08 per share) for the quarter.

During the third quarter the sale of DCC's portfolio assets generated a $9 after-tax gain. We realized an additional $9 after-tax gain from the repurchase of several notes payable prior to maturity. The combined effect of these items was $18, or 12 cents per share. On July 9, Delta Acquisition Corp., a subsidiary of ArvinMeritor Inc. commenced a cash tender offer for all of the outstanding shares of our common stock at an offer price of $15.00 per share. A number of related legal actions were filed in connection with this offer.

During the final quarter of 2003, ArvinMeritor Inc. raised its tender offer to $18 per share, and later terminated the offer. We also announced our intention to divest our Automotive Aftermarket operations. Sale of DCC assets provided after-tax gains of $8, with adjustments relating to prior divestitures resulting in an after-tax charge of $2.

Item 9 — *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure*

-None-

Item 9A — *Controls and Procedures*

Disclosure Controls and Procedures — Our Acting President and Chief Operating Officer (our principal executive officer) and Chief Financial Officer (CFO) have evaluated Dana's disclosure controls and procedures, as defined in the SEC rules, as of the end of the year ended December 31, 2003, and have concluded that such controls and procedures are effective in providing reasonable assurance that material information relating to Dana and its consolidated subsidiaries was made known to them during the period covered by this report.

Internal Controls — Our Acting President and Chief Operating Officer and CFO are responsible for the accuracy of the financial information that is presented in this report. To meet their responsibility for financial reporting, they have established internal control procedures which they believe are adequate to provide reasonable assurance that Dana's financial statements are reliable and prepared in accordance with generally accepted accounting principles in the United States and that the company's assets are protected from loss. These procedures are reviewed by Dana's internal auditors in order to monitor compliance and by the independent auditors as necessary to support their audit work. In addition, our Audit Committee, which is composed entirely of independent directors, meets regularly with management, our internal auditors and the independent auditors to review accounting, auditing and financial matters. The Audit Committee and the independent auditors have free access to each other, with or without management being present.

In the fourth quarter of 2003, we continued our review of our internal control documentation in preparation for the management report on internal control over financial reporting and the accompanying independent auditors' attestation report that will be a part of our annual report on Form 10-K for the year ended December 31, 2004.

There were no changes in Dana's internal controls over financial reporting identified in connection with the evaluation by the Acting President and Chief Operating Officer and CFO that occurred during the fourth quarter of 2003 that materially affected or are reasonably likely to materially affect Dana's internal controls over financial reporting.

PART III

Item 10 — *Directors and Executive Officers of the Registrant*

You can find general information about our directors and nominees under "Election of Directors" in our 2004 Proxy Statement and information about our executive officers in Part I, Item 1 of this annual report.

You can find information about the filing of reports by our directors, executive officers and 10% stockholders under Section 16(a) of the Exchange Act under "Section 16(a) Beneficial Ownership Reporting Compliance" in our 2004 Proxy Statement.

Item 11 — *Executive Compensation*

You can find information about executive compensation in the following sections of our 2004 Proxy Statement: "The Board and its Committees," "Executive Compensation" and "Compensation Committee Report on Executive Compensation."

You can find information about our stock performance under "Comparison of Five-Year Cumulative Total Return" in our 2004 Proxy Statement.

Item 12 — *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

You can find information about securities authorized for issuance under our equity compensation plans under "Equity Compensation Plans" in our 2004 Proxy Statement and information about the stock ownership of our directors, director-nominees, executive officers and more than 5% beneficial owners under "Stock Ownership" in our 2004 Proxy Statement.

Item 13 — *Certain Relationships and Related Transactions*

You can find information about transactions between Dana and our directors, director-nominees, executive officers and 5% stockholders under "Other Transactions" in our 2004 Proxy Statement.

Item 14 — *Principal Accountant Fees and Services*

You can find information about services rendered to Dana and fees paid to PricewaterhouseCoopers LLP under "Independent Auditors' Fees" in our 2004 Proxy Statement.

PART IV

Item 15 — *Exhibits, Financial Statement Schedules, and Reports on Form 8-K*

		10-K Pages
(a) The following documents are filed or furnished as part of this report:		
(1)	Consolidated Financial Statements:	
	Report of Independent Auditors	37
	Consolidated Statement of Income for each of the three years in the period ended December 31, 2003	38
	Consolidated Balance Sheet at December 31, 2002 and 2003	39
	Consolidated Statement of Cash Flows for each of the three years in the period ended December 31, 2003	40
	Consolidated Statement of Shareholders' Equity for each of the three years in the period ended December 31, 2003	41
	Notes to Consolidated Financial Statements	42-82
	Unaudited Quarterly Financial Information	87-88
(2)	Financial Statement Schedule:	
	Valuation and Qualifying Accounts and Reserves (Schedule II)	83-86
	All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.	
(3)	Exhibits listed in the "Exhibit Index"	100-102
	Exhibits Nos. 10-A through 10-L are management contracts or compensatory plans or arrangements required to be filed pursuant to Item 15(c) of this report.	

(b) During the fourth quarter of 2003, we filed the following reports on Form 8-K:

(1) A report on Form 8-K dated October 24, 2003, furnishing a slide presentation intended to be used by Dana's Acting Chief Operating Officer, William J. Carroll, and Chief Financial Officer, Robert C. Richter, in a conference call scheduled for that date and a press release issued on that date regarding Dana's earnings for the fiscal quarter and nine months ended September 30, 2003.

(2) A report on Form 8-K dated December 3, 2003, furnishing a copy of a press release issued on that date announcing Dana's intention to divest substantially all of its Automotive Aftermarket Group and comments of Chief Financial Officer, Robert C. Richter, regarding the potential impact of the contemplated transaction on Dana's earnings guidance for 2004.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DANA CORPORATION
(Registrant)

Date: February 25, 2004

By: /s/ MICHAEL L. DEBACKER
Michael L. DeBacker,
Vice President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Date: February 25, 2004	/s/ WILLIAM J. CARROLL William J. Carroll, Acting President and Chief Operating Officer
Date: February 25, 2004	/s/ ROBERT C. RICHTER Robert C. Richter, Chief Financial Officer
Date: February 25, 2004	/s/ RICHARD J. WESTERHEIDE Richard J. Westerheide, Chief Accounting Officer
Date: February 25, 2004	* /s/ B.F. BAILAR B.F. Bailar, Director
Date: February 25, 2004	* /s/ A.C. BAILLIE A.C. Baillie, Director
Date: February 25, 2004	* /s/ E.M. CARPENTER E.M. Carpenter, Director
Date: February 25, 2004	* /s/ E. CLARK E. Clark, Director
Date: February 25, 2004	* /s/ C.W. GRISÉ Cheryl W. Grisé, Director
Date: February 25, 2004	* /s/ G.H. HINER G.H. Hiner, Director
Date: February 25, 2004	* /s/ J.P. KELLY J.P. Kelly, Director

Date: February 25, 2004	* /s/ M.R. MARKS M.R. Marks, Director
Date: February 25, 2004	* /s/ R.B. PRIORY R.B. Priory, Director
Date: February 25, 2004	* /s/ F.M. SENDEROS F.M. Senderos, Director
Date: February 25, 2004	*By: /s/ MICHAEL L. DEBACKER Michael L. DeBacker, Attorney-in-Fact

EXHIBIT INDEX

No.	Description	Method of Filing
3-A	Restated Articles of Incorporation	Filed by reference to Exhibit 3-A to our Form 10-Q for the quarter ended June 30, 1998
3-B	By-Laws, amended effective March 1, 2004	Filed with this Report
4-A	Specimen Single Denomination Stock Certificate	Filed by reference to Exhibit 4-B to our Registration Statement No. 333-18403 filed December 20, 1996
4-B	Rights Agreement, dated as of April 25, 1996, between Dana and The Bank of New York, Rights Agent, as successor to ChemicalMellon Shareholder Services, L.L.C.	Filed by reference to Exhibit 1 to our Form 8-A filed May 1, 1996
4-C	Indenture for Senior Securities between Dana and Citibank, N.A., Trustee, dated as of December 15, 1997	Filed by reference to Exhibit 4-B to our Registration Statement No. 333-42239 filed December 15, 1997
4-D	First Supplemental Indenture between Dana, as Issuer, and Citibank, N.A., Trustee, dated as of March 11, 1998	Filed by reference to Exhibit 4-B-1 to our Report on Form 8-K dated March 12, 1998
4-E	Form of 6.5% Notes due March 15, 2008 and 7.00% Notes due March 15, 2028	Filed by reference to Exhibit 4-C-1 to our Report on Form 8-K dated March 12, 1998
4-F	Second Supplemental Indenture between Dana, as Issuer, and Citibank, N.A., Trustee, dated as of February 26, 1999	Filed by reference to Exhibit 4.B.1 to our Form 8-K dated March 2, 1999
4-G	Form of 6.25% Notes due 2004, 6.5% Notes due 2009, and 7.0% Notes due 2029	Filed by reference to Exhibit 4.C.1 to our Form 8-K dated March 2, 1999
4-H	Issuing and Paying Agent Agreement between Dana Credit Corporation (DCC), as Issuer, and Bankers Trust Company, Issuing and Paying Agent, dated as of December 6, 1999, with respect to DCC's $500 million medium-term notes program	This exhibit is not filed. We agree to furnish a copy of this exhibit to the Commission upon request.
4-I	Note Agreement dated April 8, 1997, by and between Dana Credit Corporation and Metropolitan Life Insurance Company for 7.18% notes due April 8, 2006, in the principal amount of $37 million	This exhibit is not filed. We agree to furnish a copy of this exhibit to the Commission upon request.
4-J	Note Agreement dated April 8, 1997, by and between Dana Credit Corporation and Texas Life Insurance Company for 7.18% notes due April 8, 2006, in the principal amount of $3 million	This exhibit is not filed. We agree to furnish a copy of this exhibit to the Commission upon request.
4-K	Note Agreement dated April 8, 1997, by and between Dana Credit Corporation and Nationwide Life Insurance Company for 6.93% notes due April 8, 2006, in the principal amount of $35 million	This exhibit is not filed. We agree to furnish a copy of this exhibit to the Commission upon request.

No.	Description	Method of Filing
4-L	Note Agreement dated April 8, 1997, by and between Dana Credit Corporation and The Great-West Life & Annuity Insurance Company for 7.03% notes due April 8, 2006, in the aggregate principal amount of $13 million	This exhibit is not filed. We agree to furnish a copy of this exhibit to the Commission upon request.
4-M	Note Agreement dated April 8, 1997, by and between Dana Credit Corporation and The Great-West Life Assurance Company for 7.03% notes due April 8, 2006, in the principal amount of $7 million	This exhibit is not filed. We agree to furnish a copy of this exhibit to the Commission upon request.
4-N	Note Agreements (three) dated August 28, 1997, by and between Dana Credit Corporation and Connecticut General Life Insurance Company for 6.79% notes due August 28, 2004, in the aggregate principal amount of $16 million	This exhibit is not filed. We agree to furnish a copy of this exhibit to the Commission upon request.
4-O	Note Agreement dated August 28, 1997, by and between Dana Credit Corporation and Life Insurance Company of North America for 6.79% notes due August 28, 2004, in the principal amount of $4 million	This exhibit is not filed. We agree to furnish a copy of this exhibit to the Commission upon request.
4-P	Note Agreement dated August 28, 1997, by and between Dana Credit Corporation and The Northwestern Mutual Life Insurance Company for 6.88% notes due August 28, 2006, in the principal amount of $20 million	This exhibit is not filed. We agree to furnish a copy of this exhibit to the Commission upon request.
4-Q	Note Agreements (four) dated August 28, 1997, by and between Dana Credit Corporation and Sun Life Assurance Company of Canada for 6.88% notes due August 28, 2006, in the aggregate principal amount of $9 million	This exhibit is not filed. We agree to furnish a copy of this exhibit to the Commission upon request.
4-R	Note Agreement dated August 28, 1997, by and between Dana Credit Corporation and Massachusetts Casualty Insurance Company for 6.88% notes due August 28, 2006, in the principal amount of $1 million	This exhibit is not filed. We agree to furnish a copy of this exhibit to the Commission upon request.
4-S	Note Agreements (four) dated December 18, 1998, by and between Dana Credit Corporation and Sun Life Assurance Company of Canada for 6.59% notes due December 1, 2007, in the aggregate principal amount of $12 million	This exhibit is not filed. We agree to furnish a copy of this exhibit to the Commission upon request.
4-T	Note Agreements (five) dated December 18, 1998, by and between Dana Credit Corporation and The Lincoln National Life Insurance Company for 6.59% notes due December 1, 2007, in the aggregate principal amount of $25 million	This exhibit is not filed. We agree to furnish a copy of this exhibit to the Commission upon request.

No.	Description	Method of Filing
4-U	Note Agreement dated December 18, 1998, by and between Dana Credit Corporation and The Northwestern Mutual Life Insurance Company for 6.48% notes due December 1, 2005, in the principal amount of $15 million	This exhibit is not filed. We agree to furnish a copy of this exhibit to the Commission upon request.
4-V	Note Agreement dated August 16, 1999, by and between Dana Credit Corporation and Connecticut General Life Insurance Company for 7.91% notes due August 16, 2006, in the principal amount of $15 million	This exhibit is not filed. We agree to furnish a copy of this exhibit to the Commission upon request.
4-W	Note Agreements (two) dated August 16, 1999, by and between Dana Credit Corporation and The Northwestern Mutual Life Insurance Company for 7.91% notes due August 16, 2006, in the aggregate principal amount of $15 million	This exhibit is not filed. We agree to furnish a copy of this exhibit to the Commission upon request.
4-X	Note Agreement dated August 16, 1999, by and between Dana Credit Corporation and Allstate Life Insurance Company for 7.58% notes due August 16, 2004, in the principal amount of $10 million	This exhibit is not filed. We agree to furnish a copy of this exhibit to the Commission upon request.
4-Y	Note Agreement dated August 16, 1999, by and between Dana Credit Corporation and Allstate Insurance Company for 7.58% notes due August 16, 2004, in the principal amount of $5 million	This exhibit is not filed. We agree to furnish a copy of this exhibit to the Commission upon request.
4-Z	Note Agreement dated August 16, 1999, by and between Dana Credit Corporation and New York Life Insurance and Annuity Corporation Institutionally Owned Life Insurance Separate Account for 7.58% notes due August 16, 2004, in the principal amount of $5 million	This exhibit is not filed. We agree to furnish a copy of this exhibit to the Commission upon request.
4-AA	Note Agreement dated August 16, 1999, by and between Dana Credit Corporation and New York Life Insurance and Annuity Corporation for 7.58% notes due August 16, 2004, in the principal amount of $10 million	This exhibit is not filed. We agree to furnish a copy of this exhibit to the Commission upon request.
4-BB	Note Agreement dated August 16, 1999, by and between Dana Credit Corporation and Principal Life Insurance Company for 7.58% notes due August 16, 2004, in the principal amount of $30 million	This exhibit is not filed. We agree to furnish a copy of this exhibit to the Commission upon request.
4-CC	Note Agreement dated August 16, 1999, by and between Dana Credit Corporation and First Trenton Indemnity Company for 7.58% notes due August 16, 2004, in the principal amount of $2.5 million	This exhibit is not filed. We agree to furnish a copy of this exhibit to the Commission upon request.
4-DD	Note Agreement dated August 16, 1999, by and between Dana Credit Corporation and Travelers Casualty and Surety Company for 7.58% notes due August 16, 2004, in the principal amount of $10 million	This exhibit is not filed. We agree to furnish a copy of this exhibit to the Commission upon request.

No.	Description	Method of Filing
4-EE	Note Agreement dated August 16, 1999, by and between Dana Credit Corporation and The Travelers Insurance Company for 7.58% notes due August 16, 2004, in the principal amount of $2.5 million	This exhibit is not filed. We agree to furnish a copy of this exhibit to the Commission upon request.
4-FF	Note Agreement dated December 7, 1999, by and between Dana Credit Corporation and Allstate Life Insurance Company for 7.42% notes due December 15, 2004, in the principal amount of $14 million	This exhibit is not filed. We agree to furnish a copy of this exhibit to the Commission upon request.
4-GG	Note Agreement dated December 7, 1999, by and between Dana Credit Corporation and Columbia Universal Life Insurance Co. for 7.42% notes due December 15, 2004, in the principal amount of $1 million	This exhibit is not filed. We agree to furnish a copy of this exhibit to the Commission upon request.
4-HH	Note Agreement dated December 7, 1999, by and between Dana Credit Corporation and The Northwestern Mutual Life Insurance Company for 7.42% notes due December 15, 2004, in the principal amount of $14 million	This exhibit is not filed. We agree to furnish a copy of this exhibit to the Commission upon request.
4-II	Note Agreement dated December 7, 1999, by and between Dana Credit Corporation and The Northwestern Mutual Life Insurance Company for its Group Annuity Separate Account for 7.42% notes due December 15, 2004, in the principal amount of $1 million	This exhibit is not filed. We agree to furnish a copy of this exhibit to the Commission upon request.
4-JJ	Note Agreement dated December 7, 1999, by and between Dana Credit Corporation and Pacific Life and Annuity Company for 7.42% notes due December 15, 2004, in the principal amount of $5 million	This exhibit is not filed. We agree to furnish a copy of this exhibit to the Commission upon request.
4-KK	Note Agreement dated December 7, 1999, by and between Dana Credit Corporation and United Life Insurance Company for 7.42% notes due December 15, 2004, in the principal amount of $3 million	This exhibit is not filed. We agree to furnish a copy of this exhibit to the Commission upon request.
4-LL	Note Agreement dated December 7, 1999, by and between Dana Credit Corporation and Companion Life Insurance Company for 7.42% notes due December 15, 2004, in the principal amount of $2 million	This exhibit is not filed. We agree to furnish a copy of this exhibit to the Commission upon request.
4-MM	Indenture between Dana, as Issuer, and Citibank, N.A., as Trustee and as Registrar and Paying Agent for the Dollar Securities, and Citibank, N.A., London Branch, as Registrar and a Paying Agent for the Euro Securities, dated as of August 8, 2001, relating to $575 million of 9% Notes due August 15, 2011 and €200 million of 9% Notes due August 15, 2011	Filed by reference to Exhibit 4-I to our Form 10-Q for the quarter ended June 30, 2001

No.	Description	Method of Filing
4-MM(1)	Form of Rule 144A Dollar Global Notes, Rule 144A Euro Global Notes, Regulation S Dollar Global Notes, and Regulation S Euro Global Notes (form of initial securities)	Filed by reference to Exhibit A to Exhibit 4-I to our Form 10-Q for the quarter ended June 30, 2001
4-MM(2)	Form of Rule 144A Dollar Global Notes, Rule 144A Euro Global Notes, Regulation S Dollar Global Notes, and Regulation S Euro Global Notes (form of exchange securities)	Filed by reference to Exhibit B to Exhibit 4-I to our Form 10-Q for the quarter ended June 30, 2001
4-NN	Indenture between Dana, as Issuer, and Citibank, N.A., as Trustee, Registrar and Paying Agent, dated as of March 11, 2002, relating to $250 million of 10$^{1}/_{8}$% Notes due March 15, 2010	Filed by reference to Exhibit 4-NN to our Form 10-Q for the quarter ended March 31, 2002
4-NN(1)	Form of Rule 144A Global Notes and Regulation S Global Notes (form of initial securities)	Filed by reference to Exhibit 4-NN(1) to our Form 10-Q for the quarter ended March 31, 2002
4-NN(2)	Form of Rule 144A Global Notes and Regulation S Global Notes (form of exchange securities)	Filed by reference to Exhibit 4-NN(2) to our Form 10-Q for the quarter ended March 31, 2002
10-A	Additional Compensation Plan	Filed by reference to Exhibit A to our Proxy Statement dated March 3, 2000
10-A(1)	First Amendment to Additional Compensation Plan	Filed by reference to Exhibit 10-A(1) to our Form 10-Q for the quarter ended June 30, 2002
10-A(2)	Second Amendment to Additional Compensation Plan	Filed by reference to Exhibit 10-A(2) to our Form 10-Q for the quarter ended March 31, 2003
10-A(3)	Second Amendment *(sic)* to Additional Compensation Plan	Filed with this Report
10-B	Amended and Restated Stock Incentive Plan	Filed by reference to Exhibit B to our Proxy Statement dated March 5, 2003
10-B(1)	First Amendment to Amended And Restated Stock Incentive Plan	Filed with this Report
10-C	Excess Benefits Plan	Filed by reference to Exhibit 10-F to our Form 10-K for the year ended December 31, 1998
10-C(1)	First Amendment to Excess Benefits Plan	Filed by reference to Exhibit 10-C(1) to our Form 10-Q for the quarter ended September 30, 2000
10-C(2)	Second Amendment to Excess Benefits Plan	Filed by reference to Exhibit 10-C(2) to our Form 10-Q for the quarter ended June 30, 2002
10-C(3)	Third Amendment to Excess Benefits Plan	Filed with this Report
10-C(4)	Fourth Amendment to Excess Benefits Plan	Filed with this Report
10-D	Director Deferred Fee Plan, as amended and restated	Filed by reference to Exhibit C to our Proxy Statement dated March 5, 2003
10-E(1)	Employment Agreement between Dana and W.J. Carroll	Filed with this Report
10-E(2)	Employment Agreement between Dana and M.J. Burns	Filed with this Report

No.	Description	Method of Filing
10-F(1)	Change of Control Agreement between Dana and M. J. Burns	Filed with this Report
10-F(2)	Form of Change of Control Agreement between Dana and W.J. Carroll, B.N. Cole, M.A. Franklin, J.M. Laisure, R.C. Richter and four other Dana officers	Filed with this Report
10-G(1)	Collateral Assignment Split-Dollar Insurance Agreement for Universal Life Policies between Dana and J.M. Magliochetti; there are substantially similar agreements with W.J. Carroll, M.A. Franklin and two other Dana officers	Filed by reference to Exhibit 10-G to our Form 10-K for the year ended December 31, 2001
10-H	Supplemental Benefits Plan	Filed by reference to Exhibit 10-H to our Form 10-Q for the quarter ended September 30, 2002
10-H(1)	First Amendment to Supplemental Benefits Plan	Filed with this Report
10-I	1999 Restricted Stock Plan, as amended and restated	Filed by reference to Exhibit A to our Proxy Statement dated March 5, 2002
10-I(1)	First Amendment to 1999 Restricted Stock Plan, as amended and restated	Filed with this Report
10-J	1998 Directors' Stock Option Plan	Filed by reference to Exhibit A to our Proxy Statement dated February 27, 1998
10-J(1)	First Amendment to 1998 Directors' Stock Option Plan	Filed by reference to Exhibit 10-J(1) to our Form 10-Q for the quarter ended June 30, 2002
10-K	Supplementary Bonus Plan	Filed by reference to Exhibit 10-N to our Form 10-Q for the quarter ended June 30, 1995
10-L	Dana Corporation Change of Control Severance Plan	Filed with this Report
21	Subsidiaries of Dana	Filed with this Report
23	Consent of PricewaterhouseCoopers LLP	Filed with this Report
24	Power of Attorney	Filed with this Report
31-A	Rule 13a-14(a)/15d-14(a) Certification by Chief Executive Officer	Filed with this Report
31-B	Rule 13a-14(a)/15d-14(a) Certification by Chief Financial Officer	Filed with this Report
32	Section 1350 Certifications	Furnished with this Report

Exhibit 23

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (Nos. 333-67307, 333-42239, 333-23733, 333-22935,333-00539, 333-58121 and 333-18403) and in the Registration Statements on Form S-8 (Nos. 333-59442, 333-69449, 333-84417, 333-52773, 333-50919, 333-64198,333-37435, 33-22050 and 333-59442) and in the Registration Statements on Form S-4 (Nos. 333-76012 and 333-96793) of Dana Corporation of our report dated February 9, 2004 relating to the financial statements and financial statement schedule, which appears in this Annual Report on Form 10-K.

/s/ PricewaterhouseCoopers LLP

PricewaterhouséCoopers LLP
Toledo, Ohio
February 25, 2004

CERTIFICATION OF ACTING PRESIDENT AND CHIEF OPERATING OFFICER

I, William J. Carroll, certify that:

1. I have reviewed this annual report on Form 10-K of Dana Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting

Date: February 25, 2004

/s/ WILLIAM J. CARROLL

William J. Carroll
Acting President and Chief Operating Officer
(Principal Executive Officer)

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Robert C. Richter, certify that:

1. I have reviewed this annual report on Form 10-K of Dana Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2004

/s/ ROBERT C. RICHTER

Robert C. Richter
Chief Financial Officer

DANA CORPORATION

CONDENSED CONSOLIDATING STATEMENT OF INCOME
(In millions)

	Year Ended December 31, 2003			
	Dana with DCC on Equity Basis	DCC	Elimination Entries	Dana Consolidated
Net sales	$7,918			$7,918
Other income	91	$134	$(76)	149
	8,009	134	(76)	8,067
Costs and expenses				
Cost of sales	7,293		(48)	7,245
Selling, general and administrative expenses	447	101	(28)	520
Interest expense	160	61		221
	7,900	162	(76)	7,986
Income (loss) before income taxes	109	(28)	—	81
Income tax benefit (expense)	(20)	69		49
Minority interest	(7)			(7)
Equity in earnings of affiliates	93	20	(61)	52
Income from continuing operations	175	61	(61)	175
Income from discontinued operations before income taxes	80			80
Income tax expense of discontinued operations	(33)			(33)
Income from discontinued operations	47	—	—	47
Net income	$ 222	$ 61	$(61)	$ 222

DANA CORPORATION

CONDENSED CONSOLIDATING STATEMENT OF INCOME
(In millions)

	Year Ended December 31, 2002			
	Dana with DCC on Equity Basis	DCC	Elimination Entries	Dana Consolidated
Net sales	$7,501			$7,501
Other income	57	$241	$(110)	188
	7,558	241	(110)	7,689
Costs and expenses				
Cost of sales	6,867		(63)	6,804
Selling, general and administrative expenses	467	162	(47)	582
Restructuring charges	158			158
Interest expense	175	84		259
	7,667	246	(110)	7,803
Loss before income taxes	(109)	(5)	—	(114)
Income tax benefit	31	47		78
Minority interest	(13)			(13)
Equity in earnings of affiliates	97	23	(65)	55
Income from continuing operations	6	65	(65)	6
Income from discontinued operations before income taxes	73			73
Income tax expense of discontinued operations	(41)			(41)
Income from discontinued operations	32	—	—	32
Income before effect of change in accounting	38	65	(65)	38
Effect of change in accounting	(220)			(220)
Net income (loss)	$ (182)	$ 65	$ (65)	$ (182)

DANA CORPORATION

CONDENSED CONSOLIDATING STATEMENT OF INCOME
(In millions)

	Year Ended December 31, 2001			
	Dana with DCC on Equity Basis	DCC	Elimination Entries	Dana Consolidated
Net sales	$7,480			$7,480
Other income	42	$282	$(128)	196
	7,522	282	(128)	7,676
Costs and expenses				
Cost of sales	6,911		(67)	6,844
Selling, general and administrative expenses	511	150	(61)	600
Restructuring charges	276			276
Interest expense	200	104		304
	7,898	254	(128)	8,024
Income (loss) before income taxes	(376)	28	—	(348)
Income tax benefit (expense)	124	(6)		118
Minority interest	(7)			(7)
Equity in earnings of affiliates	54	9	(31)	32
Income (loss) from continuing operations	(205)	31	(31)	(205)
Loss from discontinued operations before income taxes	(136)			(136)
Income tax benefit of discontinued operations	43			43
Loss from discontinued operations	(93)	—	—	(93)
Net income (loss)	$ (298)	$ 31	$ (31)	$ (298)

DANA CORPORATION

CONDENSED CONSOLIDATING BALANCE SHEET
(In millions)

	December 31, 2003			
	Dana with DCC on Equity Basis	DCC	Elimination Entries	Dana Consolidated
ASSETS				
Current assets				
Cash and cash equivalents	$ 664	$ 67		$ 731
Accounts receivable				
Trade	1,048			1,048
Other	300	26		326
Inventories	743			743
Assets of discontinued operations	1,254			1,254
Other current assets	399	212	$ (180)	431
Total current assets	4,408	305	(180)	4,533
Property, plant and equipment, net	2,014	16	180	2,210
Investment in leases		802	(180)	622
Goodwill	555	3		558
Investments and other assets	2,025	556	(887)	1,694
Total assets	$9,002	$1,682	$(1,067)	$9,617
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities				
Notes payable	$ 260	$ 233		$ 493
Accounts payable	1,076			1,076
Liabilities of discontinued operations	307			307
Accrued payroll and employee benefits	399			399
Other current liabilities	495	34		529
Taxes on income	341		$ (180)	161
Total current liabilities	2,878	267	(180)	2,965
Long-term debt	2,087	518		2,605
Deferred employee benefits and other noncurrent liabilities	1,893	604	(596)	1,901
Minority interest	94	2		96
Shareholders' equity	2,050	291	(291)	2,050
Total liabilities and shareholders' equity	$9,002	$1,682	$(1,067)	$9,617

DANA CORPORATION

CONDENSED CONSOLIDATING BALANCE SHEET
(In millions)

	December 31, 2002			
	Dana with DCC on Equity Basis	DCC	Elimination Entries	Dana Consolidated
ASSETS				
Current assets				
Cash and cash equivalents	$ 551	$ 20		$ 571
Accounts receivable				
Trade	1,348			1,348
Other	209	111		320
Inventories	1,116			1,116
Assets of discontinued operations	177			177
Other current assets	539	105	$ (58)	586
Total current assets	3,940	236	(58)	4,118
Property, plant and equipment, net	2,253	39	264	2,556
Investment in leases		1,091	(264)	827
Goodwill	568			568
Investments and other assets	1,807	569	(892)	1,484
Total assets	$8,568	$1,935	$(950)	$9,553
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities				
Notes payable	$ 53	$ 234		$ 287
Accounts payable	1,004			1,004
Liabilities of discontinued operations	68			68
Accrued payroll and employee benefits	467			467
Other current liabilities	698	36		734
Taxes on income	322	1	$ (59)	264
Total current liabilities	2,612	271	(59)	2,824
Long-term debt	2,462	753		3,215
Deferred employee benefits and other noncurrent liabilities	1,906	639	(620)	1,925
Minority interest	106	1		107
Shareholders' equity	1,482	271	(271)	1,482
Total liabilities and shareholders' equity	$8,568	$1,935	$(950)	$9,553

DANA CORPORATION

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
(In millions)

	Year Ended December 31, 2003			
	Dana with DCC on Equity Basis	DCC	Elimination Entries	Dana Consolidated
Net cash flows from operating activities	$ 372	$ 13	$ (50)	$ 335
Cash flows from investing activities:				
Purchases of property, plant and equipment	(295)	(12)	2	(305)
Divestitures	145			145
Changes in investments and other assets	2	55		57
Payments received on leases		26		26
Proceeds from sales of leasing subsidiary assets		210	(17)	193
Proceeds from sales of other assets	89			89
Payments received on loans		14		14
Other	(22)	(3)	15	(10)
Net cash flows — investing activities	(81)	290	—	209
Cash flows from financing activities:				
Net change in short-term debt	(12)	(101)		(113)
Payments on and repurchases of long-term debt	(167)	(105)		(272)
Dividends paid	(14)	(50)	50	(14)
Other	17			17
Net cash flows — financing activities	(176)	(256)	50	(382)
Net increase in cash and cash equivalents	115	47	—	162
Net change in cash of discontinued operations	(2)			(2)
Cash and cash equivalents — beginning of year	551	20		571
Cash and cash equivalents — end of year	$ 664	$ 67	$ —	$ 731
Reconciliation of net income to net cash flows from operating activities:				
Net income	$ 222	$ 61	$ (61)	$ 222
Depreciation and amortization	337	57		394
Unremitted earnings of affiliates	(40)	(20)	11	(49)
Deferred income taxes	3	(38)		(35)
Gains on divestitures, assets sales and note repurchases	(29)	(20)	2	(47)
Minority interest	9			9
Asset impairment	21			21
Net change in receivables, inventory and payables	(170)		(1)	(171)
Other assets and accruals	18	2	(5)	15
Other	1	(29)	4	(24)
Net cash flows from operating activities	$ 372	$ 13	$ (50)	$ 335

DANA CORPORATION

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
(In millions)

	Year Ended December 31, 2002			
	Dana with DCC on Equity Basis	DCC	Elimination Entries	Dana Consolidated
Net cash flows from operating activities	$ 487	$ 39	$ (5)	$ 521
Cash flows from investing activities:				
Purchases of property, plant and equipment	(246)	(60)	(69)	(375)
Purchases of assets to be leased		(116)	114	(2)
Acquisitions	(31)			(31)
Divestitures	353	153		506
Changes in investments and other assets	(10)	28	(1)	17
Loans made to customers and partnerships		(11)		(11)
Payments received on leases		39		39
Proceeds from sales of leasing subsidiary assets		195	53	248
Proceeds from sales of other assets	146		(45)	101
Payments received on loans		31		31
Other	(1)	50	(47)	2
Net cash flows — investing activities	211	309	5	525
Cash flows from financing activities:				
Net change in short-term debt	(456)	(100)		(556)
Issuance of long-term debt	250	35		285
Payments on long-term debt	(187)	(280)		(467)
Dividends paid	(6)			(6)
Other	72			72
Net cash flows — financing activities	(327)	(345)	—	(672)
Net increase in cash and cash equivalents	371	3	—	374
Net change in cash of discontinued operations	(2)			(2)
Cash and cash equivalents — beginning of year	182	17		199
Cash and cash equivalents — end of year	$ 551	$ 20	$ —	$ 571
Reconciliation of net loss to net cash flows from operating activities:				
Net loss	$(182)	$ (47)	$ 47	$(182)
Depreciation and amortization	387	91		478
Unremitted earnings of affiliates	(84)	88	(47)	(43)
Deferred income taxes	(58)	(76)	(1)	(135)
Gains on divestitures and asset sales	(14)	(38)	(1)	(53)
Minority interest	4	1		5
Effect of change in accounting	220			220
Asset impairment	92	22		114
Net change in receivables, inventory and payables	65	(19)		46
Other assets and accruals	72	69	7	148
Other	(15)	(52)	(10)	(77)
Net cash flows from operating activities	$ 487	$ 39	$ (5)	$ 521

DANA CORPORATION

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
(In millions)

	Year Ended December 31, 2001			
	Dana with DCC on Equity Basis	DCC	Elimination Entries	Dana Consolidated
Net cash flows from operating activities	$ 475	$ 151	$ 13	$ 639
Cash flows from investing activities:				
Purchases of property, plant and equipment	(317)	(2)	(106)	(425)
Purchases of assets to be leased		(143)	93	(50)
Acquisitions	(21)			(21)
Divestitures	236			236
Changes in investments and other assets	(10)	11		1
Loans made to customers and partnerships		(68)		(68)
Payments received on leases		48		48
Proceeds from sales of leasing subsidiary assets		158	(98)	60
Proceeds from sales of other assets	32	2	98	132
Payments received on loans		180		180
Other	(13)	(1)		(14)
Net cash flows — investing activities	(93)	185	(13)	79
Cash flows from financing activities:				
Net change in short-term debt	(599)	(289)		(888)
Issuance of long-term debt	776	71		847
Payments on long-term debt	(370)	(131)		(501)
Dividends paid	(140)			(140)
Other	(16)			(16)
Net cash flows — financing activities	(349)	(349)	—	(698)
Net increase (decrease) in cash and cash equivalents	33	(13)	—	20
Cash and cash equivalents — beginning of year	149	30		179
Cash and cash equivalents — end of year	$ 182	$ 17	$ —	$ 199
Reconciliation of net income (loss) to net cash flows from operating activities:				
Net income (loss)	$(298)	$ 31	$ (31)	$(298)
Depreciation and amortization	447	101		548
Unremitted earnings of affiliates	(17)	(10)	31	4
Deferred income taxes	(244)	128		(116)
Gains on divestitures and asset sales	(10)			(10)
Minority interest	4			4
Asset impairment	206			206
Net change in receivables, inventory and payables	366	(53)	13	326
Other assets and accruals	48	(57)	33	24
Other	(27)	11	(33)	(49)
Net cash flows from operating activities	$ 475	$ 151	$ 13	$ 639

DANA CORPORATION

CALCULATION OF NET DEBT AND NET-DEBT-TO-CAPITAL RATIO
(In millions)

	December 31, 2003			
	Dana with DCC on an Equity Basis	DCC	Elimination Entries	Dana Consolidated
Calculation of Net Debt:				
Notes payable	**$ 260**	**$ 233**		**$ 493**
Long-term debt	**2,087**	**518**		**2,605**
Less: Cash and cash equivalents	**664**	**67**		**731**
Net Debt	**1,683**	**684**	**—**	**2,367**
Shareholders' equity	**2,050**	**291**	**(291)**	**2,050**
Total Capital	**3,733**	**975**	**(291)**	**4,417**
Net Debt-to-Capital	**45%**			**54%**

	December 31, 2002			
	Dana with DCC on an Equity Basis	DCC	Elimination Entries	Dana Consolidated
Calculation of Net Debt:				
Notes payable	$ 53	$ 234		$ 287
Long-term debt	2,462	753		3,215
Less: Cash and cash equivalents	551	20		571
Net Debt	1,964	967		2,931
Shareholders' equity	1,482	271	(271)	1,482
Total Capital	3,446	1,238	(271)	4,413
Net Debt-to-Capital	57%			66%

	December 31, 2001			
	Dana with DCC on an Equity Basis	DCC	Elimination Entries	Dana Consolidated
Calculation of Net Debt:				
Notes payable	$ 617	$ 503		$1,120
Long-term debt	2,155	853		3,008
Less: Cash and cash equivalents	182	17		199
Net Debt	$2,590	$1,339		$3,929

This consolidating schedule provides a reconciliation of Net Debt and Net-Debt-to-Capital ratios calculated using amounts presented for Dana with Dana Credit Corporation on an equity basis of accounting to ratios calculated using amounts presented for Dana on a fully consolidated basis.

DANA CORPORATION

RETURN ON INVESTED CAPITAL (ROIC) (1)
(In millions)

	Year Ended December 31, 2003				Year Ended December 31, 2002			
	Internal ROIC Measure (1)	DCC	Elimination Entries (2)	Dana Consolidated	Internal ROIC Measure (1)	DCC	Elimination Entries (2)	Dana Consolidated
Calculation of after-tax operating return:								
Net income before effect of change in accounting	$ 222	$ 61	$ (61)	$ 222	$ 38	$ 65	$ (65)	$ 38
Unusual items excluded from operating income:								
Net gain on divestitures	30	39	(69)		30	39	(69)	
Gain on repurchase of notes	9		(9)					
Restructuring costs					(163)		163	
Other unusual items								
Operating income	183	22	17	222	171	26	(159)	38
After-tax net interest expense [3]	89	35		124	100	44		144
After-tax operating return	$ 272	$ 57	$ 17	$ 346	$ 271	$ 70	$ (159)	$ 182
Calculation of average invested capital:								
Notes payable	$ 260	$ 233		$ 493	$ 53	$ 234		$ 287
Long-term debt	2,087	518		2,605	2,462	753		3,215
Shareholders' equity	2,050	291	(291)	2,050	1,482	271	(271)	1,482
	4,397	1,042	(291)	5,148	3,997	1,258	(271)	4,984
Less: Cash and cash equivalents	664	67		731	551	20		571
Invested capital	$3,733	$ 975	$(291)	$4,417	$3,446	$1,238	$ (271)	$4,413
Average invested capital [4]	$3,690			$4,485	$4,114			$5,307
ROIC [4]	7.4%			7.7%	6.6%			3.4%

Reconciliation of ratios for the year ended December 31, 2001 and footnotes appear on page R-11.

DANA CORPORATION

RETURN ON INVESTED CAPITAL (ROIC)(1)
(In millions)
(Continued)

	Year Ended December 31, 2001			
	Internal ROIC Measure (1)	DCC	Elimination Entries (2)	Dana Consolidated
Calculation of after-tax operating return:				
Net income before effect of change in accounting	$ (298)	$ 31	$ (31)	$ (298)
Unusual items excluded from operating income:				
Net gain on divestitures	10		(10)	
Gain on repurchase of notes Restructuring costs	(279)		279	
Other unusual items	(34)		34	
Operating income	5	31	(334)	(298)
After-tax net interest expense [3]	118	52	(3)	167
After-tax operating return	$ 123	$ 83	$(337)	$ (131)
Calculation of average invested capital:				
Notes payable	$ 617	$ 503		$1,120
Long-term debt	2,155	853		3,008
Shareholders' equity	1,958	198	(198)	1,958
	4,730	1,554	(198)	6,086
Less: Cash and cash equivalents	182	17		199
Invested capital	$4,548	$1,537	$(198)	$5,887
Average invested capital [4]	$5,090			$6,611
ROIC [4]	2.4%			-2.0%

(1) We believe that ROIC is a meaningful financial measure because it reflects our performance relative to our investment level. Our internal ROIC measure is derived with DCC considered on an equity basis, exclusive of unusual items determined not to be reflective of internal operating performance. Other companies may calculate ROIC differently.

(2) Elimination entries include entries required to reflect DCC on a fully consolidated basis and to include all items excluded from our performance measures, including Internal ROIC.

(3) After-tax net interest expense is calculated by tax effecting net interest expense (including net interest expense of discontinued operations) by our assumed long-term effective income tax rate of 39%. Net interest expense is calculated as follows:

	2003	2002	2001
Interest expense — Dana Consolidated	$221	$259	$304
Interest income — Dana Consolidated (a)	(17)	(23)	(31)
Less: DCC net interest expense	(57)	(73)	(85)
Net interest expense from continuing operations — Dana with DCC on equity basis	147	163	188
Net interest expense of discontinued operations			4
Net interest expense	$147	$163	$192

(a) Interest income is included in 'Other Income, net' in the Consolidated Statement of Income.

(4) Average invested capital is equal to the average of invested capital for the last five quarter-end dates, inclusive.

(5) ROIC is equal to after-tax operating return divided by average invested capital.

Key Products and Markets

Key Products	Vehicle Applications

Automotive

Axles; driveshafts; vehicle architecture; chassis, steering, and suspension products; sealing, thermal management, fluid transfer, and engine power products; systems assembly, management, and integration services; and related service parts



Pickup Trucks
Passenger Cars
Sport-Utility Vehicles
Minivans
Crossover Vehicles

Commercial Vehicle

Axles; driveshafts; brakes; chassis and suspension modules; ride controls and related modules and systems; sealing, thermal management, fluid transfer, and engine power products; and related service parts

Class 5-8 Medium- and Heavy-Duty Trucks



Off-Highway

Axles; transaxles; driveshafts; brakes; suspension modules; transmissions; electronic controls; related modules and systems; sealing, thermal management, fluid transfer, and engine power products; and related service parts



Construction Machinery
Outdoor Power, Agricultural, Mining, Forestry, and Material Handling Equipment
Leisure/Utility Vehicles

Dana Corporation is a global leader in the design, engineering, and manufacture of value-added products and systems for automotive, commercial, and off-highway vehicle manufacturers. Dana also offers original equipment manufacturers a series of technologically advanced components that can be integrated into a variety of modules and systems equipped to meet the expanding needs of its global customers.

www.dana.com